FASTENAL®


FASTENAL
GROWTH
THROUGH
CUSTOMER
SERVICE

2012 ANNUAL REPORT

AMBITION • INNOVATION • INTEGRITY • TEAMWORK

As a shareholder, it's important to move beyond the numbers and gain at least a basic understanding of the company you're investing in. So, before we delve into our results for 2012, we'd like to present Fastenal's core principles and business strategy.

Our organization is guided by a motto of *Growth Through Customer Service*, and we embrace a decentralized structure that encourages everyone in Fastenal to make decisions in pursuit of that goal. We start by hiring people who share our values of Ambition, Innovation, Integrity, and Teamwork. Then, after providing them with intensive training, we place these individuals in a role alongside veteran team members and give them an opportunity to make smart decisions for their customers and the company. By empowering every employee to make timely, local decisions, we've created an environment in which we respond with urgency and allow good ideas to emerge.

Our business has been built with local stores as the focal point. Some may feel this isn't the most efficient model in today's world, but we strongly believe the closer we are to our customer, the better we can understand their needs and help them improve their business. We also believe in vertical integration throughout our organization. Our teams work hard to develop solutions and systems 'in-house' whenever possible – from designing our own computer systems, to operating our own trucking fleet, to utilizing our own engineers to design our warehouse systems. We believe this approach not only makes us more profitable but also more responsive and flexible.

"By empowering every employee to make timely, local decisions, we've created an environment in which we respond with urgency and allow good ideas to emerge."

Now that you have a better sense of how we operate, let's focus on our results for 2012. The year started strong with 20% sales growth in the first quarter, but in the late-April/May timeframe we saw a slowdown in our growth. This slower environment occurred over a broad geographic area and in most customer segments, and continued throughout the remainder of the year. For the year, our sales were $3.13 billion, an increase of 13.3% over our sales of $2.77 billion in 2011.

Our net earnings in 2012 were $421 million, an increase of 17.5% compared to our earnings of $358 million in 2011. This increase allowed us to achieve pre-tax earnings as a percentage of sales of 21.5%, an increase of 70 basis points over the 20.8% we reported in 2011 and the highest reported pre-tax earnings in company history. This improvement was made possible entirely by good expense control – in fact, our gross margin decreased slightly, coming in at 51.5% for 2012 versus 51.8% in 2011. We worked hard on improving our gross margin throughout the year but found it difficult due to a lower percentage of sales coming from fasteners (our highest-margin product category) and due to better than average growth from larger customers (which typically receive volume-leveraged pricing terms).

Expense control has always been a part of our culture, and it's an area where we continually focus. This year was no exception as our operating and administrative expenses grew only 9.5% compared to the 13.3% sales growth number cited above. Employee and related expenses, our largest operating expense category, grew at 10.1%. This expense was pushed higher by: (1) a 44.0% increase in our employee profit sharing program (this is calculated based on our pre-tax earnings); (2) the introduction of our vending incentive (more on this below); and (3) our decision to implement a pay guarantee for store managers. The non-payroll category, which includes all general expenses, the largest being occupancy, grew at just 8.3% versus 13.3% sales growth.

We continue to make progress on our 'pathway to profit' strategic growth initiative. Introduced in 2007, this plan simply calls for us to slow down our store openings while adding sales people. Through this balanced approach, we originally projected we could increase our average monthly store sales from $72,000 to $125,000 over a five-year period from 2007 to 2012, in turn increasing our pre-tax earnings one percentage point a year, from 18 to 23% of sales. Because of the impact of the 2008-2009 recession on our revenue, we anticipated the timeline would be extended by 18 to 24 months. However, during the recession we became more efficient – lean, if you will – and we now believe our 23% pre-tax earnings goal can be achieved with average monthly store



Investing in the Future

Our third automated picking system, located in Winona, MN, came online during the third quarter. This technology decreases our picking errors, picking time, and our cost per pick, providing better service to our customers at a lower cost.



FASTENAL

Rolling Out CNG Vehicles

In November we introduced six compressed natural gas (CNG) fueled vehicles to our semi fleet. These vehicles produce fewer carbon emissions and run at roughly half the cost of diesel-fueled trucks based on current prices.

sales of just $100,000 to $110,000. Based on this recalculation, and assuming normal economic conditions, we remain confident we can achieve our 23% pre-tax earnings goal in 2013.

One of the true highlights of the year was the strong growth of our FAST Solutions℠ (industrial vending) program. Why are we working so hard to grow this business? It's simply a better way to both buy and sell product. The benefits to our customers are numerous: reduced consumption, reduced inventory investment, reduced purchase orders, reduced product handling, and 24-hour product availability. The benefit to Fastenal is a much stronger relationship, which translates into more opportunities. We also save money on the service side of the business because, with our Internet-enabled machines, the orders automatically flow into our system. This saves labor, eliminates errors, and streamlines the supply chain.

"We far exceeded our internal goal of signing 15,000 vending machines and ended the year with 20,162 signings – an increase of 157% compared to our signings in 2011."

Late in 2011 we introduced an employee incentive program designed to increase the number of vending agreements signed with new and existing customers. By all accounts, this incentive has been a tremendous success. We far exceeded our internal goal of signing 15,000 vending machines and ended the year with 20,162 signings – an increase of 157% compared to our signings in 2011.

We will continue to work hard in all areas of industrial vending, with the goal of providing better and more cost-effective solutions for our customers. To that end, our team will work with our equipment supplier to continually improve the machines we have today, and to develop the systems we will need in the future.

This year proved to be a challenging one for our international business. The global economic slowdown affected nearly all of our international markets, but we were hit particularly hard in Asia and Europe. The majority of the decline can be attributed to our existing customers simply purchasing less in 2012 versus 2011. Our Canadian business was also impacted by factors out of our control, yet we were able to grow sales by 10.1% (in local currency, this growth was 11.6%). Our sales growth of 32.9% in Mexico represented a bright spot for our international operations – this was the one international market that remained strong throughout the year. As reported in last year's letter, we opened our first location in Brazil in 2011, and although it's still a relatively small operation, we're happy to report that it's growing and adding customers. In 2012, we opened in three additional countries – Colombia, Romania, and Thailand. Overall, our international business grew 14.9% in 2012 compared to 44.4% in 2011.

We continued to make investments in our sales specialists in 2012. These individuals cover larger geographical areas, and their job is to provide a high level of expertise when making end-user calls with our store personnel. Each person is trained in a specific area. The largest group is dedicated to national account business, but we also have teams focused on metalworking/manufacturing, government, safety products, industrial vending, and large fastener opportunities. In addition, there are smaller teams specializing in various other product and market opportunities. Overall, the results have been very positive, and we believe our specialists represent a good investment to help drive continued growth in our existing stores and markets.

More than 30 years ago, our founder Bob Kierlin recognized that in order to provide the best possible service to our customers, we needed to be able to manufacture hard-to-find parts. Back then it was one machinist, a couple of used pieces of equipment, and a lot of enthusiasm. This business has steadily grown over the years, and today it is a large producer of fasteners and specialty machined parts with approximately 569 employees and locations on four continents. As we've grown and expanded our manufacturing business, we've also increased our capabilities. Today we can produce anything from a standard screw or bolt to a highly machined replacement part. These capabilities have been implemented with one purpose in mind, and that is customer service. Many of our customers run their facilities 24 hours a day, seven days per week, so when something breaks they need their local store to respond immediately. With our large inventory of raw materials, our broad capabilities, and our locations around the globe, we can deliver.

FAST Solutions℠ – Revolutionizing Industrial Supply

We have more than 20,000 FAST Solutions (industrial vending) machines installed at customer sites – almost three times the number we had a year ago.




Body Guard
SAFETY GEAR
FMT
FNL
BLACKSTONE

Exclusive Brands

Our exclusive brand product lines now represent approximately 10% of total company sales. In the year ahead, we'll work hard to integrate more of these high-quality products into our business, creating new solutions for our customers and sales people.

Our distribution team worked very hard in 2012 on developing new systems and ideas to make our systems not only more cost-effective, but also more accurate and efficient. The largest project was the construction of our automated warehouse in Winona, MN, which came online in the third quarter. In addition to giving us the storage capacity we need to support future growth, this system is allowing us to reduce labor costs, decrease shipping errors, and accelerate picking time so our trucks can get on the road earlier in the evening. Based on the success we're seeing with this system and similar systems previously implemented in our Dallas, TX and Indianapolis, IN facilities, we've made a decision to accelerate our investment in warehouse automation and have started projects in both our Atlanta, GA and Akron, OH facilities. In last year's letter, we reported that our distribution team was focused on providing better service at a lower price, and that's exactly what they accomplished – yet again – in 2012. Not only did our distribution costs grow far slower than sales, our accuracy also improved. This is a direct result of the talented distribution team we have at Fastenal.

In other distribution-related news, our transportation team purchased six compressed natural gas ('CNG') semi trucks. These vehicles arrived in the fourth quarter, and to date we've seen a nice cost savings compared to our diesel-powered fleet. Our team will continue to monitor the results of this program to determine how we expand it in the future. The introduction of CNG technology is part of the team's larger goal of increasing our transportation efficiency, and they made great progress during 2012. Although fuel costs were at record highs for the year, we moved our product at the lowest relative cost in company history.

Our information technology group not only keeps the computer systems running, they also continue to develop new and better ways to save time and improve our customer service. During the year they developed a new software system that allows us to automate the ordering and billing process for our vending machines. We've spoken with many store managers about this software, and everyone says it is saving them a tremendous amount of time while improving their accuracy. The IT group also developed a new inventory management application for our larger volume stores. This system is very similar to what we use in our distribution centers, and it allows the store to pick orders faster and more accurately. These are just two examples of the solutions this group is working on to improve our business. Most people probably don't realize how much time employees spend on the computer. Every time we develop ideas like these, we can potentially free up thousands of hours per month that can be better spent serving our customers and growing our business.

"During the year, employees completed more than 247,000 online courses, nearly doubling the number of online courses completed in 2011."

During the past year, our product development team focused much of their time on two areas. The first was our metalworking product expansion. In 2011 we made a strategic decision to increase our investment in this product line in order to create more customer opportunity. We chose this area for several reasons, but the major reason is that we have well-established relationships with customers in nearly every market that are large users of this product. Another reason is that we've been selling these products for years, albeit with a much less comprehensive offering than we have today. The product development team has done a very good job of first determining which parts were needed to fill in our offering, and then finding the best suppliers with which to partner. Our goal for 2012 was for metalworking product sales to exceed overall company growth by a minimum of ten percentage points, and we're pleased to announce that we've exceeded that goal. The team's second area of focus has been the continual development of Fastenal's lineup of private label brands. This is an important initiative because it allows us to provide our customers with high-quality products at a competitive price. Although we still have a tremendous amount of work ahead of us, we're making very good progress with this project.

To keep pace with the nonstop demand for new skills and knowledge in the field, the Fastenal School of Business, our corporate university, provided more training, to more employees, in more creative ways, than ever before. Overall, Fastenal employees completed more than 8,600 face-to-face courses. Online training isn't new at Fastenal, but 2012 saw a major increase in participation. During the year, employees completed more than 247,000 online courses, nearly doubling the number of online courses completed in 2011.



OEM & MRO Fasteners – Getting Back to Basics

With our industry-leading sourcing, manufacturing, engineering, quality-control, logistics, and local service capabilities, Fastenal offers a unique value proposition for both OEM & MRO fastener customers. One of our top initiatives for 2013 is to better leverage our competitive advantages to accelerate our share gain in this core area of our business.

With over 11,000 sales personnel working in locations throughout North America and the world, it has become harder to communicate effectively with everyone, so we've been working on several ideas to improve communications. Our biggest effort in 2012 was to start a twice-monthly conference where we bring 40 to 45 store managers to our headquarters in Winona, MN. During this two-and-a-half-day conference, they get to spend one to two hours with each of our senior leaders to learn about what we're doing as a company, with an opportunity to provide feedback and voice concerns. On the second night we have a small banquet which is attended by several of our senior people, including Bob Kierlin, our founder – this is really just a chance to visit and enjoy the evening. During the year we were able to bring in nearly 700 managers for this program. Although this is a significant time commitment for our store leaders, it has proven to be time well spent, and we are going to increase the schedule for next year.

In closing, here are four key reasons why we're confident that we have a great opportunity to continue to grow our business in the future. First, we operate in a very large and fragmented market, and we believe there is plenty of market opportunity for us to capture. Second, because we have built a very profitable business, we've put ourselves in a position where we can generate the cash necessary to finance future growth. Third, we've invested in infrastructure and systems to support a much larger volume in all areas of the business: IT, distribution, sourcing, store locations, and many other areas. Fourth – and most important of all – is our great employees. As mentioned at the beginning of this letter, we've worked very hard to foster a decentralized culture, one that allows people at all levels of the organization to make decisions. We also strive to develop a sense of ownership by encouraging people to be creative and provide solutions. This is coupled with a reward system that benefits those who demonstrate they can perform at a high level. The end result: rather than limiting important decisions to a small group of managers, we have thousands of well-trained entrepreneurs contributing ideas, providing solutions, and making smart decisions to grow their business.

"Rather than limiting important decisions to a small group of managers, we have thousands of well-trained entrepreneurs contributing ideas, providing solutions, and making smart decisions to grow their business."

These are the people who developed the systems and achieved the success we've been discussing in this letter. And they are the ones who go the extra mile to service our customers. Today, as always, customer service is what sets us apart from our competitors, and for that we thank everyone on the Fastenal Blue Team for all you've done in 2012 to make our company better.

Thank you, also, to all of our loyal shareholders for the years of support. Although 2012 was not a great year by our standards, we certainly weren't held back by a lack of effort or desire – and we're already working hard on another year of *Growth Through Customer Service*.



Willard D. Oberton, CEO



Leland J. Hein, President



Southeast Asia



North America



South America



Europe

The Power of Fastenal People Across the Globe

Since our founding in 1967, Fastenal has grown from a small-town fastener shop into a multibillion-dollar global enterprise, creating opportunities every step of the way. The secret to our success? Hire great people, give them great support, and encourage them to reach their full potential in pursuit of our common goal: ***Growth Through Customer Service.***

(Amounts in Thousands Except Per Share Information)

Operating Results	2012	Percent Change	2011	2010	2009	2008	2007	2006	2005	2004	2003
Net sales	$ 3,133,577	13.3%	$2,766,859	$2,269,471	$1,930,330	$2,340,425	$2,061,819	$1,809,337	$1,523,333	$1,238,492	$994,928
Gross profit	$ 1,614,524	12.6%	1,434,172	1,174,836	983,435	1,236,092	1,047,574	907,675	758,103	615,886	482,103
Earnings before income taxes	$ 674,155	17.2%	575,081	430,640	297,490	451,167	377,899	321,029	269,056	208,336	136,336
Net earnings	$ 420,536	17.5%	357,929	265,356	184,357	279,705	232,622	199,038	166,814	130,989	84,120
Basic and diluted net earnings per share	$ 1.42	17.4%	1.21	0.90	0.62	0.94	0.77	0.66	0.55	0.43	0.28
Dividends	$ 367,306	91.6%	191,741	182,814	106,943	117,474	66,216	60,548	46,935	30,350	15,935
% of net earnings	87.3%		53.6%	68.9%	58.0%	42.0%	28.5%	30.4%	28.1%	23.2%	18.9%
Dividends per share	$ 1.24	90.8%	0.65	0.62	0.36	0.395	0.22	0.20	0.155	0.10	0.053
Value of shares repurchased	—		—	—	41,104	25,958	87,311	17,294	18,739	—	—
% of earnings	—		—	—	22.3%	9.3%	37.5%	8.7%	11.2%	—	—
Number of shares repurchased	—		—	—	2,200	1,180	4,172	948	1,400	—	—
Basic-weighted average shares outstanding	296,089		295,054	294,861	296,716	297,662	301,109	302,068	302,540	303,510	303,510
Diluted-weighted average shares outstanding[1]	297,151		295,869	294,861	296,716	297,662	301,109	302,329	303,015	303,944	303,568

Operating Results (as a percentage of net sales)	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Gross profit	51.5%	51.8%	51.8%	50.9%	52.8%	50.8%	50.2%	49.8%	49.7%	48.5%
Earnings before income taxes	21.5%	20.8%	19.0%	15.4%	19.3%	18.3%	17.7%	17.7%	16.8%	13.7%
Net earnings	13.4%	12.9%	11.7%	9.6%	12.0%	11.3%	11.0%	11.0%	10.6%	8.5%

Financial Position on December 31	2012	Percent Change	2011	2010	2009	2008	2007	2006	2005	2004	2003
Operational working capital (Accounts receivable, net and inventory)	$ 1,087,542	10.4%	$984,746	$827,502	$722,574	$809,187	$740,923	$665,529	$545,117	$469,833	$361,640
Net working capital	$ 1,082,482	3.3%	1,048,320	923,513	862,855	827,410	742,980	663,880	557,470	466,883	393,255
Total assets	$ 1,815,832	7.8%	1,684,948	1,468,283	1,327,358	1,304,149	1,163,061	1,039,016	890,035	775,362	652,875
Total stockholders' equity	$ 1,560,360	6.9%	1,458,976	1,282,512	1,190,843	1,142,259	1,010,161	992,093	783,549	684,369	576,740

All information contained in this Annual Report reflects the 2-for-1 stock splits in 2005 and 2011.

1 Reflects impact of stock options issued by the Company that were in-the-money and outstanding during the period.

NET SALES (in thousands)


2012
$3,133,577
2011
2010
2009
2008
2007
2006
2005
2004
2003

GROSS PROFIT (in thousands)


2012
$1,614,524
2011
2010
2009
2008
2007
2006
2005
2004
2003

EARNINGS BEFORE INCOME TAXES (in thousands)


2012
$674,155
2011
2010
2009
2008
2007
2006
2005
2004
2003

NET EARNINGS (in thousands)


2012
$420,536
2011
2010
2009
2008
2007
2006
2005
2004
2003

Common Stock Data

Our shares are traded on The NASDAQ Stock Market under the symbol 'FAST'. The following table sets forth, by quarter, the high and low closing sale price of our shares on The NASDAQ Stock Market for the last two years.

2012	High	Low	2011	High	Low
First quarter	$ 54.59	$ 43.76	First quarter	$ 32.42	$ 28.88
Second quarter	54.65	38.37	Second quarter	36.01	30.97
Third quarter	45.30	39.03	Third quarter	36.65	29.47
Fourth quarter	46.65	40.20	Fourth quarter	44.32	32.23

As of February 1, 2013, there were approximately 1,300 record holders of our common stock which includes nominees or broker dealers holding stock on behalf of an estimated 149,000 beneficial owners.

In 2012 and 2011, we paid dividends totaling $1.24 and $0.65, respectively. On January 16, 2013, we announced a dividend of $0.10 per share to be paid on March 1, 2013 to shareholders of record at the close of business on February 1, 2013. We paid a supplemental dividend late in 2012 due to uncertainties surrounding possible changes in the taxation of dividends. We had previously paid supplemental dividends in 2010 and 2008. We expect to pay a smaller quarterly dividend in the initial quarters of 2013 due to the large payout in late 2012. Our board intends to reassess our dividend payments each quarter as we progress through 2013 with the goal of returning to a dividend pattern more in-line with our quarterly dividends in 2012. This decision will be influenced by (1) the state of the economy, (2) the strength of our free cash flow (defined as operating cash flow less capital expenditures), (3) changes to the taxation of dividends, and (4) other factors deemed relevant by our board of directors.

We did not purchase any stock in 2012 and 2011. As of February 7, 2013, we have authority from our board of directors to purchase up to 1,800,000 shares of our common stock.

Selected Quarterly Financial Data (Unaudited)

(Amounts in Thousands except Per Share Information)

2012	Net sales	Gross profit	Pre-tax earnings	Net earnings	Basic net earnings per share[1]
First quarter	$ 768,875	394,177	161,129	100,194	.34
Second quarter	804,890	415,151	179,039	112,306	.38
Third quarter	802,577	414,375	175,836	109,320	.37
Fourth quarter	757,235	390,821	158,151	98,716	.33
Total	$ 3,133,577	1,614,524	674,155	420,536	1.42

2011	Net sales	Gross profit	Pre-tax earnings	Net earnings	Basic net earnings per share[1]
First quarter	$ 640,583	333,380	128,811	79,547	.27
Second quarter	701,730	366,233	150,182	94,112	.32
Third quarter	726,742	377,381	155,319	96,798	.33
Fourth quarter	697,804	357,178	140,769	87,472	.30
Total	$ 2,766,859	1,434,172	575,081	357,929	1.21

1 Amounts may not foot due to rounding difference.

STOCK PERFORMANCE HIGHLIGHTS[1,2]


$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2012

Invested $9,000 on August 20, 1987

Value on December 31, 2012: **$4,478,400**

● *Stock Split*

Initial Public Offering (IPO)

On August 20, 1987 (date of our initial public offering), 1,000 shares of our stock sold for $9,000. Approximately 25 years later, on December 31, 2012, those 1,000 shares, having split seven times, were 96,000 shares worth $4,478,400, for a gain of approximately 28.2% compounded annually. (In addition, the holder of these shares would have received $388,704 in dividends since August 20, 1987.)

Ten Years

On December 31, 2002, 1,000 shares of our stock sold for $37,390. Ten years later on December 31, 2012, those 1,000 shares, having split two times, were 4,000 shares worth $186,600, for a gain of approximately 17.4% compounded annually. (In addition, the holder of these shares would have received $15,970 in dividends since December 2002.)

Five Years

On December 31, 2007, 1,000 shares of our stock sold for $40,420. Five years later, on December 31, 2012, those 1,000 shares, having split once, were 2,000 shares worth $93,300 for a gain of approximately 18.2% compounded annually. (In addition, the holder of these shares would have received $6,530 in dividends since December 2007.)

Dividends and Stock Dilution

We have paid dividends in every year since 1991.

Since going public in 1987, we have maintained a consistent focus on avoiding, if feasible, the potentially dilutive impact of our activities on our shareholders. To this end, we have grown our organization with our internal cash flow, have supported the Fastenal Company and Subsidiaries 401(k) and Employee Stock Ownership Plan with stock purchased in the open market, and, since creating a stock option program in 2003, have periodically repurchased stock in the open market to offset the potential impact of our stock option grants. We have repurchased approximately 9,900,000 shares since 2003, and have granted our employees options to purchase approximately 9,755,000 shares. Of the stock option grants, approximately 2,955,000 have been exercised, approximately 1,964,000 have been forfeited, and approximately 4,836,000 currently remain outstanding. (Note – these amounts have been adjusted to reflect the impact of stock splits.)

2012 Top Bob Kierlin (BK) Store Winners - Merchandising Competition


FASTENAL
1st Place - Puyallup, Washington


2nd Place - Hermiston, Oregon


FASTENAL
LET US HELP YOU DRILL IT DOWN AND DO IT SAFE!!!
3rd Place - Center, Texas

1 The share data represents past performance, which is no guarantee of future results.
2 The information on this page is presented in whole amounts versus thousands or millions as is prevalent in the remainder of this document.

JANUARY

The Motley Fool
How Fastenal is Vending a Success Story

FEBRUARY

Winona Daily News
Fastenal Teams Up With Sprint Cup Driver Carl Edwards to Reach Broader Audience



ESPN Sprint Cup
Carl Edwards Wins Daytona 500 Pole



Bloomberg Business Week
Fastenal's Runaway Stock Success (Fastenal is Top Performing Stock)

MARCH

Forbes
The Sum of All Advantages: How a Sleeper Stock Has Outperformed Apple

APRIL

Industrial Distribution
Fastenal Installs 10,000+ Industrial Vending Machines



MAY

The Press-Enterprise
Redlands: City Adopts Vending Machine Approach to Supplies

JUNE

Electrical Distributor
What Distributors Can Learn From Fastenal

JULY

Winona Daily News
Hein Named Fastenal's New President



Wall Street Journal
Named Dan Florness One of Best CFOs of 2012

OCTOBER

Wall Street Journal
Fastenal Is Poised to Maintain Its Edge

The Street
Fascinated by Fastenal

mydesert.com
Fastenal Reaches Astronomical Growth Despite Pedestrian Image

Industrial Distribution
Fastenal Named to Industrial Distribution's Big 50 List

NOVEMBER

KTTC News 10
Fastenal Turns on the Natural Gas Fleet

Minneapolis/St. Paul Business Journal
Named Dan Florness CFO of the Year in the Public Company Category



Remembering Two Big Years

2012 marked two key anniversaries for Fastenal – the 45th anniversary of our company's founding in 1967, and the 25th anniversary of our initial public offering (IPO) in 1987. As you're probably aware, our company was no overnight success. The original business model (selling fasteners through vending machines) didn't pan out, sales for our first full year of business were just $17,926, and it took three years to finally turn a profit. The times were tough, but they forged our company's identity – hard-working, careful with money, people-oriented, and keenly aware of the value of customer service.

These qualities served us well, but after 20 years of business, we were still a relatively small regional supplier. Our IPO is what allowed us to become the company we are today. Fueled by cash raised by the IPO, our sales quadrupled in five years, from $20 million in 1987 to $81 million in 1992; and our store count, which stood at 52 at the time of the IPO, surpassed 800 by the end of the 1990s. . . . The Big Blue Machine was set in motion, and we've never looked back.


FASTENAL
CO

FASTENAL®

DIRECTORS



Robert A. Kierlin
Chairman of the Board
Former Chief Executive Officer and President, Fastenal Company
Former Minnesota State Senator



Michael J. Ancius
Director of Strategic Planning, Financing, and Taxation, Kwik Trip, Inc.
(retail convenience store operator)



Michael J. Dolan
Self-Employed Business Consultant
Former Executive Vice President and Chief Operating Officer,
The Smead Manufacturing Company
(document management company)



Michael M. Gostomski
Chief Executive Officer,
Winona Heating & Ventilating Company
(sheet metal and roofing contractor)



Rita J. Heise
Former Corporate Vice President and Chief Information Officer of Cargill (international producer of food, agricultural, financial, and industrial products and services)



Darren R. Jackson
President and Chief Executive Officer of Advance Auto Parts (auto parts company)



Hugh L. Miller
Chief Executive Officer, RTP Company
(thermoplastics materials manufacturer)



Willard D. Oberton



Scott A. Satterlee
Senior Vice President of Transportation,
C.H. Robinson Worldwide, Inc.
(logistics and distribution company)



Stephen M. Slaggie
Former Secretary, Shareholder Relations Director, and Insurance Risk Manager,
Fastenal Company



Reyne K. Wisecup

EXECUTIVE OFFICERS



Willard D. Oberton
Chief Executive Officer



Leland J. Hein
President



Michael S. Camp
Executive Vice President - Product & Procurement



Daniel L. Florness
Executive Vice President and Chief Financial Officer



James C. Jansen
Executive Vice President - Operations



Nicholas J. Lundquist
Executive Vice President - Operations



Kenneth R. Nance
Executive Vice President - Sales



Gary A. Polipnick
Executive Vice President - Sales



Steven A. Rucinski
Executive Vice President - Sales



Ashok Singh
Executive Vice President - Information Technology



Reyne K. Wisecup
Executive Vice President - Human Resources

CORPORATE INFORMATION

Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m., central time, Tuesday, April 16, 2013, at our home offices located at 2001 Theurer Boulevard, Winona, Minnesota

Home Office
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978
Phone: (507) 454-5374 • Fax: (507) 453-8049

Legal Counsel
Faegre Baker Daniels LLP
Minneapolis, Minnesota

Streater & Murphy, PA
Winona, Minnesota

Independent Registered Public Accounting Firm
KPMG LLP
Minneapolis, Minnesota

Form 10-K
A copy of our 2012 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to shareholders upon written request to internal audit at the address of our home office listed on this page.

Copies of our latest press release, unaudited supplemental company information, and monthly sales information are available at: http://investor.fastenal.com.

Transfer Agent
Wells Fargo Shareowner Services
Minneapolis, Minnesota

2012

WE ARE WHERE YOU ARE.

Wherever our customers operate, there's a nearby Blue Team to provide the products and services needed to stay productive. Each of our stores tailors its inventory to anticipate local demand, keeps product flowing when and where it's needed, and, in many cases, functions more like a true partner than just a supplier. Want to experience the heart and soul of our company? Just drive a few minutes and visit with your local Fastenal store team.


CUSTOM CHAIN SLINGS
FASTENAL
Puyallup, WA
Hermiston, OR
Center, TX
Cambridge, ON, Canada
Fredericton, NB, Canada




Cutting Tools
FASTENAL
FASTENAL
Enumclaw, WA
Yuba City, CA
Corydon, IN
Waxahachie, TX
Loveland, CO

FASTENAL

9702901 • 02.13/JP • 2012 Annual Report • Printed in the USA

Profile of Fastenal

WE ARE WHERE OUR CUSTOMERS ARE


Nashville, Tennessee


LAMBEAU FIELD ATRIUM
FASTENAL
Green Bay, Wisconsin


Mexico City, Mexico


YELLOWSTONE NATIONAL PARK
FASTENAL
Yellowstone National Park, Wyoming


Austin, Texas


FASTENAL
Fairbanks, Alaska

Fastenal was founded in 1967. We have 2,620 stores in North America and 32 stores in Asia, Southeast Asia, Europe, and Central & South America. We currently employ 15,145 people and sell industrial and construction supplies in eleven product categories. These categories and the approximate number of standard items in each are as follows:

Fasteners 592,000
Tools 75,000
Cutting Tools 403,000
Material Handling 34,000
Hydraulics & Pneumatics 111,000
Janitorial 23,000
Electrical 39,000
Welding* 46,000
Safety 51,000
Metals 18,000
Office Supplies 6,000


Total:
1,398,000

*Excluding Welding Gases

At the end of 2012, we operated 14 distribution centers. The distribution centers are located in the United States – Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina and Kansas – and outside the United States – Ontario, Canada; Alberta, Canada; and Nuevo Leon, Mexico. In the last year, approximately 95% of our sales were attributable to products manufactured by others, and approximately 5% were related to items manufactured, modified, or repaired by either our manufacturing division or one of our support services.



TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2012,

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from ______to ______

Commission file number 0-16125

FASTENAL®

FASTENAL COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	**41-0948415**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2001 Theurer Boulevard Winona, Minnesota	**55987-0978**
(Address of principal executive offices)	**(Zip Code)**

(507) 454-5374
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	**The NASDAQ Stock Market**

Securities registered pursuant to Section 12(g):
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $10,886,627,594, based on the closing sale price of the Common Stock on that date. For purposes of determining this number, all executive officers and directors of the registrant as of June 29, 2012 are considered to be affiliates of the registrant. This number is provided only for the purposes of this report on Form 10-K and does not represent an admission by either the registrant or any such person as to the status of such person.

As of February 1, 2013, the registrant had 296,635,127 shares of Common Stock issued and outstanding.

FASTENAL COMPANY
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the annual meeting of shareholders to be held Tuesday, April 16, 2013 ('Proxy Statement') are incorporated by reference in Part III. Portions of our 2012 Annual Report to Shareholders are incorporated by reference in Part II.

FORWARD LOOKING STATEMENTS

This Form 10-K and other portions of our 2012 Annual Report to Shareholders of which this Form 10-K forms a part contain statements that are not historical in nature and that are intended or may be interpreted to be, and are hereby identified as, 'forward-looking statements' as defined in the Private Securities Litigation Reform Act of 1995 (the 'Reform Act'), including statements regarding (1) the goals of our long-term growth strategy, 'pathway to profit', including the growth in average store sales and profitability expected to result from that strategy and the expected timeline for achieving that growth (including our belief that we can achieve targeted profitability due to a structural lowering of our costs even if our average store sales do not grow as originally expected), (2) our expectations regarding sales growth (including our belief in the ability of our specialists to drive that growth) and our confidence in the sustainability of that growth, (3) our expectations regarding our range of gross margins, (4) our working capital goals and expected returns on total assets when working capital is appropriately managed, (5) our expansion plans, including our estimated 2013 capital expenditures, the expected rate of new store openings, the expected expansion of our foreign operations, the expected opening of new distribution centers as our number of stores increases, and our ability to fund our expansion plans, (6) our plans to increase automation at our distribution centers, (7) markets for North American stores, (8) the future payment of dividends, (9) the expected leasing of new store locations and expansion of owned locations for older stores, (10) the addition of new products, (11) the percentage of net sales expected to be contributed by manufacturing and support services, (12) protection from economic downturns believed to be provided by the number of our customers and varied markets they represent, (13) our ability to mitigate the effects of rising fuel prices by passing freight costs on to our customers, (14) the typical time required before new stores become profitable and achieve operating results comparable to existing stores, (15) the rate of growth and variability of sales at older store locations, (16) our goals for our industrial vending business, including machine signings in 2013, our belief in the transformative nature of industrial vending to leverage our sales growth, and our belief that a local storefront combined with industrial vending provides a business model not easily replicated by our competitors, and (17) our plans to reinvigorate our fastener growth and improve sales growth at our under-performing locations. In addition, certain statements in our future filings with the Securities and Exchange Commission, in our press releases, and in oral statements made by or with approval of our executive officers, constitute or will constitute 'forward-looking statements' under the Reform Act. Certain risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements are described below. We assume no obligation to update either such forward-looking statements or the discussion of such risks and uncertainties.

CERTAIN RISK AND UNCERTAINTIES

The following factors are among those that could cause our actual results to differ materially from those predicted in the forward-looking statements described above: (1) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries, changes in the expected rate of new store openings, difficulties in successfully attracting and retaining additional qualified sales personnel, an inability to realize or sustain improvements in our gross margins and savings from lowering our cost structure, and difficulties in changing our sales process could adversely impact our ability to achieve the goals of our 'pathway to profit' initiative and the expected time frame for achieving those goals, (2) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries could affect our ability to sustain our sales growth, (3) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries, a change in our current mix of products, customers or geographic locations, a change in our purchasing patterns, a significant change in commodity prices, or increased competitive pressure on our selling prices could impact our ability to achieve gross margins within the range we expect, (4) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries, a dramatic change in sales trends, a change in accounts receivable collections, a change in raw material costs, a change in buying patterns, or a change in vendor production lead times could cause us to fail to attain our goals regarding working capital and rates of return on assets, (5) a downturn or continued weakness in the economy or in the manufacturing or commercial construction industries, a change from that projected in the number of North American markets able to support stores, or an inability to recruit and retain qualified employees could cause the rate of new store openings to change from that expected, (6) difficulty in adapting our business model to different foreign business environments could alter our plans regarding expansion of foreign operations and negatively impact the growth expected to result from that expansion, (7) changes in the availability or price of commercial real estate, changes in our cash position, a change in distribution technology, or a change in our distribution model could delay the opening of new distribution centers, (8) changes in the rate of new store openings could cause us to modify our planned 2013 capital expenditures, (9) a change in

our ability to generate free cash flow resulting from a slowdown in our sales or our inability to manage expenses could negatively impact the funding of our expansion plans, (10) high expenses involved in procuring necessary technology could impact our ability to increase automation at our distribution centers, (11) a change in our store format or the presence of a competitor's store could alter our projections regarding the number of markets for North American stores, (12) changes in our financial condition or results of operations or in our tax laws could cause us to modify our expected dividend practices, (13) changes in the availability or price of commercial real estate, a change in our cash position, or a change in our business model could cause us to change our plans regarding the leasing of new stores and the expansion of owned locations for older stores, (14) changes in our cash position, a change in our business model, or a change in the manufacturing or commercial construction industries could cause us to alter the introduction of new products, (15) changes in customer needs or changes in our production capabilities could change the percentage of net sales expected to be contributed by manufacturing and support services, (16) an economic downturn across multiple industries and geographic regions could negate the protections thought to be provided to us by the number of our customers and the varied markets they represent, (17) our ability to pass freight costs on to our customers could be adversely impacted by, in the short term, changes in fuel prices and by competitive selling pressures, (18) an upturn or downturn in the economy could alter, from historic norms, the time it typically takes a new store to achieve profitability or operating results comparable to existing stores and the rate of growth, and variability, of sales at older store locations, (19) a weaker level of industry acceptance or adoption of vending technology from what we are currently experiencing could cause us to fail to meet our goals for our industrial vending business, including machine signings in 2013, or cause industrial vending to be less transformative than expected, (20) our competitors could choose, over time, to open additional locations and to develop their own vending platform which could allow our competitors to replicate our local storefront combined with industrial vending business model mitigating our first mover advantage, (21) difficulties in hiring, relocating, or training qualified sales personnel could adversely impact our ability to reinvigorate our fastener growth and improve sales at our under-performing locations, and (22) unpredictable activity by the national government in the United States could cause unusual economic patterns that could adversely effect our business. A discussion of other risks and uncertainties which could cause our operating results to vary from anticipated results or which could materially adversely affect our business, financial condition, or operating results is included later in this Form 10-K under the heading entitled 'Item 1A. Risk Factors'.

PRESENTATION OF DOLLAR AMOUNTS

All dollar amounts in this Form 10-K are presented in thousands, except for share and per share information or unless otherwise noted.

STOCK SPLIT

All information contained in this Form 10-K reflects the two-for-one stock split in May 2011.

PART I

ITEM 1. BUSINESS

Note – information in this section is as of year end (December 31, 2012 and also sometimes other years when indicated) unless otherwise noted.

Fastenal Company (together with our wholly owned subsidiaries, hereinafter referred to as Fastenal or the Company or by terms such as we, our, or us) began as a partnership in 1967, and was incorporated under the laws of Minnesota in 1968. We had 2,652 store locations at year end. The various geographic areas in which we operate these store locations are summarized later.

Globally, we employed 15,145 people as of year end. We characterize these personnel as follows:

Store and in-plant	10,158
Non-store selling	1,111
Selling sub-total	11,269
Distribution	2,451
Manufacturing	569
Administrative	856
Non-selling sub-total	3,876
Total	15,145

We sell industrial and construction supplies in a wholesale and retail fashion. These industrial and construction supplies are grouped into eleven product lines described later in this document.

We operated 14 distribution centers in North America as of year end from which we distribute products to our store and in-plant locations.

Our Internet address for corporate and investor information is www.fastenal.com. The information contained on this website or connected to this website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report.

Development of the Business

Fastenal began in 1967 with a marketing strategy of supplying threaded fasteners to customers in small, medium-sized, and, in subsequent years, large cities. We believe our success can be attributed to our ability to offer our customers a full line of products at convenient locations and to the high quality of our employees.

We opened our first store in Winona, Minnesota, a city with a population of approximately 25,000. The following table shows our consolidated net sales for each fiscal year during the last ten years and the number of our store locations at the end of each of the last ten years:

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Net sales (in millions)	**$3,133.6**	$2,766.9	2,269.5	1,930.3	2,340.4	2,061.8	1,809.3	1,523.3	1,238.5	994.9
Number of stores at year end	**2,652**	2,585	2,490	2,369	2,311	2,160	2,000	1,755	1,533	1,314

At year end, we operated the following number of store locations:

		2012	2011
North America	United States	2,380	2,335
	Puerto Rico & Dominican Republic	9	9
	Canada	195	183
	Mexico	36	34
	Sub-total	2,620	2,561
Central & South America	Panama, Brazil, & Colombia	4	3
Asia	China	8	8
Southeast Asia	Singapore, Malaysia, & Thailand	7	4
Europe	The Netherlands, Hungary, United Kingdom, Germany, Czech Republic, Italy & Romania	13	9
Total		2,652	2,585

We select new locations for our stores based on their proximity to our distribution network, population statistics, and employment data for manufacturing and construction. Beginning in 2007, we disclosed our intention to continue opening new store locations at a rate of approximately 7% to 10% per year (calculated on the ending number of stores in the previous year). Given the economic slowdown, we decreased this to a range of 2% to 5% in 2009, and this lower rate continued into the first half of 2010. From July 2010 to December 2010, we opened stores at an annualized rate of approximately 7%. In 2011, we opened new stores at the rate of approximately 5%, and opened new stores at the rate of approximately 3% in 2012. We expect to open 65 to 80 stores in 2013, or a rate of approximately 2.5% to 3%.

We stock all new stores with inventory drawn from all of our product lines. Subsequent to a new opening, store and district personnel may supplement the inventory offering to customize the selection to the needs of our local customer base.

We currently have several versions of selling locations. The first type of selling location – a Fastenal store location – is either (1) a 'traditional' store, which services a wide variety of customers and stocks a wide selection of all the products we offer or (2) an 'overseas' store which focuses on manufacturing customers and on the fastener product line (this is the type of store format we have outside of North America).

In addition to the Fastenal store type discussed above, we also operate strategic account stores, strategic account sites, and 'in-plant' sites. A strategic account store is a unique location that sells to multiple large customers in a market. Because this location sells to multiple customers, it is included in our store count. A strategic account site is essentially the same, but it typically operates out of an existing store location, rather than a unique location; therefore, it is not included in our store count. An 'in-plant' site is a selling unit located in or near a customer's facility that sells product solely to that customer. 'In-plant' sites are not included in the store count numbers as they represent a customer subset of an existing store.

We believe, based on the demographics of the marketplace in North America, that there is sufficient potential in this geographic area to support at least 3,500 total stores. Many of the new store locations may be in cities in which we currently operate. Fastenal has not operated outside of North America long enough to assess the market potential of those markets.

We opened the following stores in the last five years:

		2012	2011	2010	2009	2008
North America	United States	58	101	111	62	138
	Puerto Rico & Dominican Republic	—	—	—	1	—
	Canada	13	11	7	2	21
	Mexico	2	1	1	1	2
	Sub-total	73	113	119	66	161
Central & South America	Panama, Brazil, & Colombia	1	1	2	—	—
Asia	China	—	3	3	1	—
Southeast Asia	Singapore, Malaysia, & Thailand	2	—	2	1	—
Europe	The Netherlands, Hungary, United Kingdom, Germany, Czech Republic, Italy & Romania	4	5	1	1	—
Total		80	122	127	69	161

We plan to open additional stores outside of the United States in the future. The stores located outside the United States contributed approximately 11% of our consolidated net sales in 2012, with approximately 65% of this amount attributable to our Canadian operations.

No assurance can be given that any of the expansion plans described above will be achieved, or that new store locations, once opened, will be profitable.

It has been our experience that near-term profitability has been adversely affected by the opening of new store locations. This adverse effect is due to the start-up costs and the time necessary to generate a customer base. A new store generates its sales from direct sales calls, a slow process involving repeated contacts. As a result of this process, sales volume builds slowly and it typically requires ten to twelve months for a new store to achieve its first profitable month, although this time frame has been longer in the current economic downturn. Of the 28 stores opened in the first quarter of 2012, 13 were profitable in the fourth quarter of 2012.

The data in the following table shows the change in the average sales of our stores from 2011 to 2012 based on the age of each store. The stores opened in 2012 contributed approximately $24,859 (or approximately 0.8%) of our consolidated net sales in 2012, with the remainder coming from stores opened prior to 2012.

Age of stores on December 31, 2012	Year opened	Number of stores in group on December 31, 2012	Closed stores[1]	**Average monthly sales 2012**	Average monthly sales 2011	Percent change
0-1 year old	2012	80	—	**$26** [2]	N/A	—
1-2 years old	2011	123	—	**58**	18 [2]	—
2-3 years old	2010	127	1/0	**68**	51	33.3%
3-4 years old	2009	67	0/3	**104**	90	15.6%
4-5 years old	2008	151	4/7	**70**	62	12.9%
5-6 years old	2007	152	2/6	**81**	70	15.7%
6-7 years old	2006	232	3/7	**80**	70	14.3%
7-8 years old	2005	212	4/3	**74**	65	13.8%
8-9 years old	2004	213	2/0	**87**	78	11.5%
9-10 years old	2003	144	0/2	**83**	75	10.7%
10-11 years old	2002	140	—	**91**	81	12.3%
11-12 years old	2001	124	—	**110**	104	5.8%
12-16 years old	1997-2000	405	—	**113**	105	7.6%
16+ years old	1967-1996	482	—	**159**	148	7.4%

[1] We closed 16 stores and 28 stores in 2012 and 2011, respectively. The respective average sales above were calculated assuming the store closed mid year. The number of closed stores is noted in the table above as 2012 number/2011 number. We converted three non-store selling locations to stores in 2012. We converted one non-store selling location to a store in 2011.

[2] The average sales include sales of stores open for less than the full fiscal year.

Several years ago, we introduced our FAST Solutions[SM] (industrial vending) offering and it has been a rapidly expanding component of our business. We believe industrial vending is the next logical chapter in the Fastenal story and also believe it has the potential to be transformative to industrial distribution, both because of its benefits to our customers such as reduced consumption, reduced inventory investment, reduced purchase orders, reduced product handling, and 24-hour product availability, and its benefits to us in that it allows us to strengthen our relationships with our customers and streamline the supply chain. We believe we have a 'first mover' advantage in industrial vending and are investing aggressively to maximize this advantage.

At year end, we operated eleven distribution centers in the United States—Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina, and Kansas, and three outside the United States - Ontario, Canada; Alberta, Canada; and Nuevo Leon, Mexico. These 14 distribution centers give us over 2.7 million square feet of distribution capacity. These distribution centers are located so as to permit twice-a-week to five times-a-week deliveries to our stores using our trucks and overnight delivery by surface common carrier. As the number of stores increases, we intend to add new distribution centers.

We currently operate our Minnesota, Indiana, and Texas distribution centers with 'automated storage and retrieval systems' or ASRS. These distribution centers operate with greater speed and efficiency. We intend to invest in this type of ASRS distribution infrastructure over the next several years at our Ohio, Pennsylvania, Georgia, Kansas, and Ontario, Canada locations.

Our information systems department develops, implements, and maintains the computer based technology used to support business functions within Fastenal. Corporate, e-Business, and distribution center systems are primarily supported from a central location(s), while each store uses a locally installed Point-Of-Sale (POS) system. The systems consist of both customized and purchased software. A dedicated Wide Area Network (WAN) is used to provide connectivity between systems and authorized users.

Trademarks and Service Marks

We conduct business under various trademarks and service marks, and we utilize a variety of designs and tag lines in connection with each of these marks, including *First In Fasteners®*. Although we do not believe our operations are substantially dependent upon any of our trademarks or service marks, we consider the 'Fastenal' name and our other trademarks and service marks to be valuable to our business.

Products

Our original product offerings were fasteners and other industrial and construction supplies, many of which are sold under the Fastenal® product name. This product line, which we refer to as the fastener product line, consists of two broad categories: threaded fasteners, such as bolts, nuts, screws, studs, and related washers; and miscellaneous supplies and hardware, such as various pins and machinery keys, concrete anchors, metal framing systems, wire rope, strut, rivets, and related accessories.

Threaded fasteners are used in most manufactured products and building projects, and in the maintenance and repair of machines and structures. Many aspects of the threaded fastener market are common to all cities. Variations from city to city that do exist typically relate to the types of businesses operating in a market or to the environmental conditions in a market. Therefore, we open each store with a broad selection of base stocks of inventory and then allow the local store and district leaders to tailor the additional inventory to the local market demand as it develops.

Threaded fasteners accounted for approximately 90% of the fastener product line sales in 2012, 2011, and 2010 and approximately 40%, 42%, and 45% of our consolidated net sales in 2012, 2011, and 2010, respectively.

Since 1993, we have added additional product lines. These product lines are sold through the same distribution channel as the original fastener product line. Our product lines include the following:

Product Line:	Year introduced	Approximate number of stock items
Fasteners	1967	592,000
Tools	1993	75,000
Cutting tools	1996	403,000
Hydraulics & pneumatics	1996	111,000
Material handling	1996	34,000
Janitorial supplies	1996	23,000
Electrical supplies	1997	39,000
Welding supplies[1]	1997	46,000
Safety supplies	1999	51,000
Metals	2001	18,000
Office supplies	2010	6,000
Total		1,398,000

[1] We do not sell welding gases.

Each product line listed above may contain multiple product categories. During the last several years, we have added 'private label' brands (we sometimes refer to these as 'exclusive brands') to our offering. These 'private label' brands currently represent approximately 10% of total sales; most of these 'private label' products are in the non-fastener product lines.

We plan to continue to add other products in the future.

Inventory Control

Our inventory stocking levels are determined using our computer systems, our sales personnel at the store, district, and region levels, and our product managers. The data used for this determination is derived from sales activity from all of our stores, from individual stores, and from different geographic areas. It is also derived from vendor information and from customer demographic information. The computer system monitors the inventory level for all stock items and triggers replenishment, or prompts a buyer to purchase, as necessary, based on an established minimum-maximum level. All stores stock a base inventory and may expand beyond preset inventory levels as deemed appropriate by their district managers. Inventories in distribution

centers are established from computerized data for the stores served by the respective centers. Inventory quantities are continuously re-balanced utilizing an automated transfer mechanism we call 'inventory re-distribution'.

Manufacturing and Support Services Operations

In 2012, approximately 95% of our consolidated net sales were attributable to products manufactured by other companies to industry standards. The remaining 5% related to products manufactured, modified or repaired by our manufacturing businesses or our support services. The manufactured products consist primarily of non-standard sizes of threaded fasteners made to customers' specifications or standard sizes manufactured under our Holo-Krome product line. The services provided by the support services group include, but are not limited to, items such as tool repair, band saw blade welding, third-party logistics, and light manufacturing. We engage in these activities primarily as a service to our customers and expect these activities in the future to continue to contribute in the range of 4% to 10% of our consolidated net sales.

Sources of Supply

We use a large number of suppliers for the standard stock items we distribute. Most items distributed by our network can be purchased from several sources, although preferred sourcing is used for some stock items to facilitate quality control. No single supplier accounted for more than 5% of our purchases in 2012.

Geographic Information

Information regarding our revenues and certain assets by geographic location is set forth in Note 8 of the 'Notes to Consolidated Financial Statements' included later in this Form 10-K under the heading 'Item 8. Financial Statements and Supplementary Data'. Foreign currency fluctuations, changes in trade relations, or fluctuations in the relative strength of foreign economies could impact our ability to procure products overseas at competitive prices and our foreign sales.

Customers and Marketing

We believe our success can be attributed to our ability to offer customers a full line of quality products at convenient locations, and to the superior service orientation and expertise of our employees. Most of our customers are in the manufacturing and non-residential construction markets. The manufacturing market includes both original equipment manufacturers and maintenance and repair operations. The non-residential construction market includes general, electrical, plumbing, sheet metal, and road contractors. Other users of our products include farmers, truckers, railroads, mining companies, federal, state and local governmental entities, schools, and certain retail trades. During the fourth quarter of 2012, our total number of active customer accounts (defined as accounts having purchase activity within the last 90 days) was approximately 396,000.

During each of the three years ended December 31, 2012, no one customer accounted for 10% or more of our sales. We believe that our large number of customers together with the varied markets that they represent, provide some protection to us from economic downturns.

Store personnel generate a significant portion of our sales through direct calls on customers. Because of the nature of our business, historically, we have made limited use of the more expensive forms of mass media advertising such as television, radio, and newspapers. The forms of advertising we typically use include signs, catalogs, and direct mailings. In recent years, we have expanded our national advertising to include a NASCAR sponsorship utilizing Fastenal Racing® (sponsoring Carl Edwards since 2010), and in 2011 we did some limited national advertising of our FAST Solutions℠ (industrial vending) through publications such as *USA Today*.

Seasonality

Seasonality has some impact on our sales. During the winter months, our sales to customers in the non-residential construction market typically slow due to inclement weather. Also, sales to our industrial production customers may decrease during the Christmas and New Year holidays due to plant shut-downs.

Competition

Our business is highly competitive. Competitors include both large distributors located primarily in large cities and smaller distributors located in many of the same smaller markets in which we have stores. We believe the principal competitive factors affecting the markets for our products are customer service, price, convenience, product availability, and cost saving solutions.

Some competitors use vans to sell their products in markets away from their main warehouses, while others rely on mail order, websites, or telemarketing sales. We, however, believe that the convenience provided to customers by operating stores in small, medium, and large markets, each offering a wide variety of products, is a competitive selling advantage and that the large number of stores in a given area, taken together with our ability to provide frequent deliveries to such stores from centrally

located distribution centers, makes possible the prompt and efficient distribution of products. We also believe our local storefront, combined with FAST Solutions℠ (industrial vending), provide a unique way to provide to our customers convenient access to products and cost saving solutions in a business model not easily replicated by our competitors. Having trained personnel at each store also enhances our ability to compete (see 'Employees' below).

Employees

At year end, we employed a total of 15,145 full and part-time employees, most of whom were employed at a store location. A breakout of the number of employees, and their respective roles, is contained earlier in this document.

We believe the quality of our employees is critical to our ability to compete successfully in the markets we currently serve and to our ability to open new stores in new markets. We foster the growth and education of skilled employees throughout the organization by operating training programs and by decentralizing decision-making. Wherever possible, our goal is to 'promote from within'. For example, most new store managers are promoted from an outside sales position and district managers (who supervise a number of stores) are usually former store managers.

The Fastenal School of Business (our internal corporate university program) develops and delivers a comprehensive array of industry and company specific education and training programs that are offered to all employees. Our school of business provides core curricula focused on key competencies determined to be critical to the success of our employees' performance. In addition, we provide specialized educational tracks within various institutes of learning. These institutes of learning are advanced levels that provide specific concentrations of education and development and have been designed to focus on the critical aspects of our business. These institutes provide a focused educational experience to enhance employee performance in relevant business areas such as leadership, effective store best practices, sales and marketing, product education, and distribution.

Our sales personnel are compensated with a modest base salary and an incentive bonus arrangement that places emphasis on achieving increased sales on a store, district, and regional basis, while still attaining targeted levels of, among other things, gross profit and collections. As a result, a significant portion of our total employment cost varies with sales volume. We also pay incentive bonuses to our leadership personnel based on one or more of the following factors: sales growth, profit growth (before and after taxes), profitability, and return on assets, and to our other personnel for achieving pre-determined departmental, project, and cost containment goals.

None of our employees is subject to a collective bargaining agreement and we have experienced no work stoppages. We believe our employee relations are good.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on or through our website at www.fastenal.com as soon as reasonably practicable after such reports have been filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

In addition to the other information in this Form 10-K, the following factors should be considered in evaluating our business. Our operating results depend upon many factors and are subject to various risks and uncertainties. The material risks and uncertainties known to us which may cause the operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

A downturn in the economy and other factors may affect customer spending, which could harm our operating results. In general, our sales represent spending on discretionary items or consumption needs by our customers. This spending is affected by many factors, including, among others:

- general business conditions,
- business conditions in our principal markets,
- interest rates,
- inflation,
- liquidity in credit markets,
- taxation,
- government regulations,
- fuel prices and electrical power rates,
- unemployment trends,
- terrorist attacks and acts of war,
- weather conditions, and
- other matters that influence customer confidence and spending.

A downturn in either the national or local economy where our stores operate or changes in any of the other factors described above could negatively impact sales at our stores and their level of profitability.

This risk was demonstrated during the last several years. As the economic condition in North America weakened significantly in the fall of 2008 and into 2009, our customers, which operate principally in various manufacturing, non-residential construction, and services sectors, experienced a pronounced slowdown that adversely impacted our sales and operating results in those periods. A lag in these sectors, even as the general economy improves, could adversely impact our business.

Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury or death linked to the use of those products by our customers. The products that we sell may expose us to potential claims for property damage, environmental damage, personal injury or death arising out of the use of those products by our customers. Some of our customers operate in challenging industries where there is a material risk of catastrophic events. If any of these events are linked to the use by our customers of any of our products, claims could be brought against us by those customers, by governmental authorities and by third parties who are injured or damaged as a result of such events. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. While we maintain insurance coverage to mitigate a portion of this risk and may have recourse against our suppliers for losses arising out of defects in products procured from them, we could experience significant losses as a result of claims made against us to the extent adequate insurance is not in place, the products are manufactured by us or legal recourse against our suppliers is otherwise not available, or our insurers or suppliers are unwilling or unable to satisfy their obligations to us.

Interruptions in the proper functioning of information systems could disrupt operations and cause unanticipated increases in costs and/or decreases in revenues. The proper functioning of our information systems is critical to the successful operation of our business. Although our information systems are protected with robust backup systems, including physical and software safeguards and remote processing capabilities, information systems are still vulnerable to natural disasters, power losses, unauthorized access, telecommunication failures, and other problems. If critical information systems fail or are otherwise unavailable, our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, and maintain the security of the Company and customer data could be adversely affected. Disruptions or failures of, or security breaches with respect to, our information technology infrastructure could have a negative impact on our operations.

We work hard to maintain the privacy and security of our customer and business information and the functioning of our computer systems and website. In the event of a security breach or other cyber security incident, we could experience certain operational problems or interruptions, incur substantial additional costs, or become subject to legal or regulatory proceedings, any of which could lead to damage to our reputation in the marketplace. The nature of our business requires us to receive, retain and transmit certain personally identifying information that our customers provide to purchase products or services, register on our websites, or otherwise communicate and interact with us. While we have taken and continue to undertake significant steps to protect our customer and confidential information and the functioning of our computer systems

and website, a compromise of our data security systems or those of businesses we interact with could result in information related to our customers or business being obtained by unauthorized persons or other operational problems or interruptions. We develop and update processes and maintain systems in an effort to try to prevent this from occurring, but the development and maintenance of these processes and systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Consequently, despite our efforts, the possibility of intrusion, interruption of our business, cyber security incidents and theft cannot be eliminated entirely, and risks associated with each of these remain. While we also seek to obtain assurances that third parties we interact with will protect confidential information, there is a risk the confidentiality of data held or accessed by third parties may be compromised. If a compromise of our data security or function of our computer systems or website were to occur, it could have a material adverse effect on our operating results and financial condition and, possibly, subject us to additional legal, regulatory and operating costs and damage our reputation in the marketplace.

Our current estimate for total store market potential in North America could be incorrect. One of our primary growth strategies is to grow our business through the introduction of stores into new and existing markets. Based on a snapshot of current marketplace demographics in the United States, Canada, and Mexico, we currently estimate there is potential market opportunity in North America to support approximately 3,500 stores. We cannot guarantee that our market potential estimates are accurate or that we will open stores to reach the full market opportunity. In addition, a particular local market's ability to support a store may change because of a change in our store format or the presence of a competitor's store.

We may be unable to meet our goals regarding new store openings. Our growth is dependent primarily on our ability to attract new customers. Historically, the most effective way to attract new customers has been opening new stores. In 2007 and 2008, our business strategy focused on opening stores at a rate of approximately 7% to 10% each year, although the economic slowdown in the latter four months of 2008 and all of 2009 caused us to adjust this rate to 2% to 5% for 2009. We opened stores at an annualized rate of 7% in the second half of 2010. We opened stores at the rate of approximately 5% and 3% in 2011 and 2012, respectively. We expect to open new stores at the rate of approximately 2.5% to 3% in 2013; however, failure to open stores at this rate could negatively impact our long-term growth.

Our current business strategy 'pathway-to-profit', which involves reducing our rate of new store openings and using the money saved to add sales personnel at a faster rate, while successful over the last several years, has not yet proven successful on a long-term basis. In April 2007, we introduced our 'pathway to profit' strategy. This strategy initially involved slowing our annual new store openings from our historical rate of 13% to 18% to approximately 7% to 10%. The funds saved by opening fewer stores would be invested in additional sales personnel, with the goal of increasing our average annual per store sales, capturing earnings leverage, and increasing our pre-tax earnings. At the time we introduced this strategy, we believed that, over the five year period from 2007 to 2012, we could grow our average store sales to $125 thousand per month and grow our pre-tax earnings as a percent of net sales from 18% to 23%. The economic weakness that dramatically worsened in the fall of 2008 and continued into 2009 caused us to alter this strategy during 2009 by slowing our annual new store openings to a range of approximately 2% to 5% and temporarily stopping headcount additions except at newly opened stores and stores that are growing. Because of this economic setback, we previously indicated that the time required to achieve our pre-tax earnings percentage goals for 'pathway to profit' could be delayed 24 to 30 months. More recently, we have indicated we believe we could hit our pre-tax earnings percentage goal with less than the $125 thousand per month figure. We now believe the pre-tax earnings goal might be accomplished with average store sales as low as $100 to $110 thousand per month due to the structural lowering of our costs. We believe this will shorten the extended time line for achieving our goal to 2013; however, we cannot assure this will occur. A more prolonged downturn in the economy than expected, the prospect of future economic deterioration, changes in the rate of new store openings, difficulty in successfully attracting and retaining qualified sales personnel, an inability to realize anticipated savings from lowering our cost structure, and failure to successfully change our selling process could further adversely impact our ability to grow average store sales, capture earnings leverage, and achieve desired pre-tax earnings results.

Changes in customer or product mix, downward pressure on sales prices, and changes in volume of orders could cause our gross margin percentage to fluctuate or decline in the future. Changes in our customer or product mix, downward pressure on sales prices, and changes in the volume of our orders could cause our gross margin percentage to fluctuate or decline. From time to time we have experienced changes in product mix. For example, marketing activities to existing customers and needs communicated to us from existing and prospective customers have caused us to change our product mix in the past. When we change our product mix, there can be no assurance that we will be able to maintain our historical gross margins. In addition, gross margins can deteriorate if we experience downward pressure on sales prices as a result of deflation, pressures on customers to reduce costs or increased competition, as was the case in 2009. Furthermore, reductions in our volume of purchases, as also happened in 2009, can adversely impact gross margins by reducing vendor volume allowances.

Opening stores in new markets presents increased risks that may prevent us from being profitable in these new locations. We intend to open stores in new markets pursuant to our growth strategy. New stores do not typically achieve operating results comparable to our existing stores until after several years of operation, and stores in new markets face additional challenges to

achieving profitability. A new store generates its sales from direct sales calls, a slow process involving repeated contacts. In new markets, we have less familiarity with local customer preferences and customers in these markets are less familiar with our name and capabilities. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure success in operating our stores in new markets on a profitable basis.

New store openings may negatively impact our operating results. While new stores build the infrastructure for future growth, the first year sales in new stores are low, and the added expenses relating to payroll, occupancy, and transportation costs can impact our ability to leverage earnings. It has been our experience that new stores take at least ten to twelve months to achieve profitability. We cannot assure you that we will be successful in operating our new stores on a profitable basis.

The ability to identify new products and product lines, and integrate them into our store and distribution network, may impact our ability to compete and our sales and margins. Our success depends in part on our ability to develop product expertise at the store level and identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our stores and distribution network could impact sales and margins.

Increases in energy costs and the cost of raw materials used in our products could impact our cost of goods and distribution and occupancy expenses, which may result in lower operating margins. Costs of raw materials used in our products (e.g., steel) and energy costs have fluctuated during the last several years. Increases in these costs result in increased production costs for our vendors. These vendors typically look to pass their increased costs along to us through price increases. The fuel costs of our distribution and store operations have fluctuated as well. While we typically try to pass increased vendor prices and fuel costs through to our customers or to modify our activities to mitigate the impact, we may not be successful. Failure to fully pass any such increased prices and costs through to our customers or to modify our activities to mitigate the impact would have an adverse effect on our operating margins.

Our ability to successfully attract and retain qualified personnel to staff our stores could impact labor costs, sales at existing stores, and the rate of new store openings. Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified employees, including store managers, outside sales personnel, and other store associates, who understand and appreciate our culture and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the industry is high. If we are unable to hire and retain personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and product knowledge, our sales could be materially adversely affected. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may also delay the planned openings of new stores. Any such delays, material increases in employee turnover rates at existing stores, or increases in labor costs, could have a material adverse effect on our business, financial condition, or operating results.

Inclement weather and other disruptions to the transportation network could impact our distribution system. Our ability to provide efficient distribution of core business products to our store network is an integral component of our overall business strategy. Disruptions at distribution centers or shipping ports, due to events such as the hurricanes of 2005 and 2012 and the longshoreman's strike on the West Coast in 2002, may affect our ability to both maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations. In addition, severe weather conditions could adversely affect demand for our products in particularly hard hit regions.

We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase our costs to procure products and our foreign sales. Because the functional currency related to most of our foreign operations is the applicable local currency, we are exposed to foreign currency exchange rate risk arising from transactions in the normal course of business, such as sales to customers and purchases from suppliers denominated in foreign currencies. In addition, fluctuations in the relative strength of foreign economies could impact our ability to procure products overseas at competitive prices and our foreign sales. Our primary exchange rate exposure is with the Canadian dollar.

We may not be able to compete effectively against our competitors, which could harm our business and operating results. The industrial, construction, and maintenance supply industry, although consolidating, still remains a large, fragmented industry that is highly competitive. Our current or future competitors include companies with similar or greater market presence, name recognition, and financial, marketing, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, and services. Increased competition in markets in which we have stores or the adoption by competitors of aggressive pricing strategies and sales methods could cause us to lose market share or reduce our prices or increase our spending, thus eroding our margins.

Our revenues and net income may be adversely affected by economic conditions, political situations, and changing laws and regulations, over which we have no control. We obtain certain of our products, and our suppliers obtain certain of their products, from China, Taiwan, South Korea, Mexico, and other foreign countries. Our vendors could discontinue selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or the vendor's control, including foreign government regulations, domestic government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our operating results and inventory levels could suffer if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

Our business may be adversely affected by political gridlock in the United States. We primarily operate in the United States. During the last several years there has been significant fiscal uncertainty in the country the resolution of which has been impeded by political gridlock. We believe this has adversely impacted our business and could negatively impact our business in the future.

Our FAST Solutions℠ (industrial vending) business is new, and our competitive advantage could be eliminated. We believe we have a competitive advantage due to our industrial vending platform (hardware and software), our local store presence, our 'vendible' product depth, and, in North America, our distribution strength. These advantages have developed over time; however, other competitors could respond to our rapidly expanding industrial vending business with highly competitive platforms of their own. These alternative solutions could negatively impact our ability to expand our business and/or negatively impact the economics of the industrial vending business.

The industrial, construction, and maintenance supply industry is consolidating, which could cause it to become more competitive and could negatively impact our business. The industrial, construction, and maintenance supply industry in North America is consolidating. This consolidation is being driven by customer needs and supplier capabilities, which could cause the industry to become more competitive as greater economies of scale are achieved by suppliers. Customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. We believe these customer needs could result in fewer suppliers as the remaining suppliers become larger and capable of being a consistent source of supply.

There can be no assurance that we will be able in the future to take advantage effectively of the trend toward consolidation. The trend in our industry toward consolidation could make it more difficult for us to maintain operating margins. Furthermore, as our industrial and construction customers face increased foreign competition, and potentially lose business to foreign competitors or shift their operations overseas in an effort to reduce expenses, we may face increased difficulty in growing and maintaining our market share and growth prospects.

We will need to begin disclosing our use of 'conflict minerals' in certain of the products we distribute, which will impose costs on us and could raise reputational and other risks. The SEC has promulgated final rules in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act, regarding disclosure of the use of certain minerals, known as 'conflict minerals', that are mined from the Democratic Republic of the Congo and adjoining countries. These new requirements will require due diligence efforts in fiscal year 2013 and thereafter, with initial disclosure requirements effective in May 2014. There will be costs associated with complying with these disclosure requirements, including costs to determine which of our products are subject to the new rules and the source of any 'conflict minerals' used in those products. In addition, the implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in those products. Also, we may face reputational challenges if we are unable to verify the origins for all metals used in products through the procedures we may implement. We may also encounter challenges to satisfy customers that may require all of the components of products purchased to be certified as conflict free. If we are not able to meet customer requirements, customers may choose to disqualify us as a supplier.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES

We own several facilities in Winona, Minnesota. These facilities are as follows:

Purpose	Approximate Square Feet
Distribution center and home office	259,000 [1]
Manufacturing facility	100,000
Computer support center	13,000
Winona store	15,000
Winona product support facility	55,000
Rack and shelving storage	42,000
Multi-building complex which houses certain operations of the distribution group, our support services group, and the home office support group	30,000

[1] This facility was expanded in 2012 to include an auxiliary building which contains an automated storage and retrieval system with 253,000 tote locations for small parts.

We also own the following facilities, excluding store locations, outside of Winona, Minnesota:

Purpose	Location	Approximate Square Feet
Distribution center and manufacturing facility	Indianapolis, Indiana	525,000 [1]
Storage facility	Indianapolis, Indiana	262,000
Distribution center	Atlanta, Georgia	198,000
Distribution center	Dallas, Texas	176,000 [2]
Distribution center	Scranton, Pennsylvania	160,000
Distribution center	Akron, Ohio	102,000
Distribution center	Kansas City, Kansas	300,000
Distribution center	Toronto, Ontario, Canada	62,000
Distribution center	Greensboro, North Carolina	250,000
Distribution center and manufacturing facility	Modesto, California	328,000
Manufacturing facility	Rockford, Illinois	100,000
Local re-distribution center and manufacturing facility	Johor, Malaysia	27,000
Manufacturing facility	Wallingford, Connecticut	187,000

[1] In addition, this facility has an auxiliary building which contains an automated storage and retrieval system with capacity of 52,000 pallet locations and 250,000 tote locations for small parts.
[2] In addition, this facility contains an automated storage and retrieval system with capacity of 14,000 pallet locations and 42,000 tote locations for small parts.

In addition, we own 176 buildings that house our store locations in various cities throughout North America.

All other buildings we occupy are leased. Leased stores range from approximately 3,000 to 10,000 square feet, with lease terms of up to 60 months (most initial lease terms are for 36 to 48 months). We also lease the following:

Purpose	Location	Approximate Square Feet	Lease Expiration Date	Remaining Lease Renewal Options
Distribution center	Seattle, Washington	100,000	April 2017	Two
Distribution center	Salt Lake City, Utah	44,000	July 2015	Two
Distribution center	Monterrey, Nuevo Leon, Mexico	14,000	June 2014	One
Distribution center and manufacturing facility	Edmonton, Alberta, Canada	22,000	July 2020	One
Distribution center (supplemental site)	Edmonton, Alberta, Canada	6,400	August 2013	None
Manufacturing facility	Houston, Texas	20,500	June 2014	None
Local re-distribution center and manufacturing facility	Modrice, Czech Republic	15,000	July 2021	None

If economic conditions are suitable, we will, in the future, consider purchasing store locations to house our older stores. It is anticipated the majority of new store locations will continue to be leased. It is our policy to negotiate relatively short lease terms to facilitate relocation of particular store operations, when desirable. Our experience has been that space suitable for our needs and available for leasing is more than sufficient.

ITEM 3. LEGAL PROCEEDINGS

A description of our legal proceedings, if any, is contained in Note 10 of the 'Notes to Consolidated Financial Statements'. The description of our legal proceedings, if any, in Note 10 is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM X. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Fastenal Company are:

Name	Employee of Fastenal since	Age	Position
Willard D. Oberton	1980	54	Chief Executive Officer and Director
Leland J. Hein	1985	52	President
Daniel L. Florness	1996	49	Executive Vice President and Chief Financial Officer
Steven A. Rucinski	1980	55	Executive Vice President-Sales
Gary A. Polipnick	1983	49	Executive Vice President-Sales
Kenneth R. Nance	1992	48	Executive Vice President-Sales
Reyne K. Wisecup	1988	49	Executive Vice President-Human Resources and Director
Nicholas J. Lundquist	1979	55	Executive Vice President-Operations
James C. Jansen	1992	42	Executive Vice President-Operations
Michael S. Camp	1991	44	Executive Vice President-Product and Procurement
Ashok Singh	2001	50	Executive Vice President-Information Technology

Mr. Oberton has been our chief executive officer since December 2002. From July 2001 to July 2012, Mr. Oberton was our president and chief executive officer. From July 2001 through December 2002, Mr. Oberton was our president and chief operating officer. Mr. Oberton has also served as one of our directors since June 1999.

Mr. Hein has been our president since July 2012. From November 2007 to July 2012, Mr. Hein was one of our executive vice presidents – sales. Mr. Hein's responsibilities as an executive vice president – sales included sales and operational oversight over a substantial portion of our business. Prior to November 2007, Mr. Hein served in various sales leadership roles, most recently as leader of our Winona and Kansas City based regions.

Mr. Florness has been our executive vice president and chief financial officer since December 2002. From June 1996 to November 2002, Mr. Florness was our chief financial officer.

Mr. Rucinski has been one of our executive vice presidents – sales since November 2007. Mr. Rucinski's responsibilities include sales and operational oversight over our international business. Prior to November 2007, Mr. Rucinski served in various sales leadership roles, most recently as leader of national accounts.

Mr. Polipnick has been one of our executive vice presidents – sales since July 2012. Mr. Polipnick's responsibilities include sales and operational oversight of our western United States business. Prior to July 2012, Mr. Polipnick served in various sales leadership roles, most recently as leader of our Winona based region.

Mr. Nance has been one of our executive vice presidents – sales since July 2012. Mr. Nance's responsibilities include sales and operational oversight of our eastern United States and Mexican businesses. Prior to July 2012, Mr. Nance served in various sales leadership roles, most recently as leader of our Texas based region.

Ms. Wisecup has been our executive vice president – human resources since November 2007. Prior to November 2007, Ms. Wisecup served in various support roles, most recently as director of employee development. Ms. Wisecup has served as one of our directors since 2000.

Mr. Lundquist has been one of our executive vice presidents – operations since July 2012. Mr. Lundquist's responsibilities include distribution development. From November 2007 to July 2012, Mr. Lundquist was one of our executive vice presidents – sales. Mr. Lundquist's responsibilities as an executive vice president – sales included sales and operational oversight over a substantial portion of our business. From December 2002 to November 2007, Mr. Lundquist was our executive vice president and chief operating officer.

Mr. Jansen has been an executive vice president – operations since December 2010. Since July 2012, Mr Jansen's responsibilities include oversight of our manufacturing and specialty sales areas. Specialty sales include government sales and industrial vending. Prior to July 2012, Mr. Jansen's responsibilities also included distribution development. From November 2007 to December 2010, Mr. Jansen was our executive vice president – internal operations. From May 2005 to November 2007, Mr. Jansen served as leader of systems development (this role encompassed both information systems and distribution

systems development). From April 2000 to April 2005, Mr. Jansen served in the sales leadership role of our Texas based region.

Mr. Camp has been our executive vice president – product and procurement since January 2011. Mr. Camp's responsibilities include product development, global sourcing, and procurement. From January 2008 through April 2008, Mr. Camp was our vice president – purchasing and supply chain and from May 2008 to December 2010, Mr. Camp was our vice president – product development and procurement. From January 2003 through December 2007, Mr. Camp served as the president of our FASTCO subsidiary, was based in Shanghai, China and was responsible for our sourcing, supplier development, and procurement functions within the Asia-Pacific region. From March 1996 to January 2003, Mr. Camp was the leader of our corporate purchasing departments.

Mr. Singh has been our executive vice president – information technology since January 2011. Mr. Singh joined Fastenal in 2001 and, prior to January 2011, served in various roles of increasing responsibility in the administration and application development areas within our information technology group.

The executive officers are elected by our board of directors for a term of one year and serve until their successors are elected and qualified. None of our executive officers are related to any other such executive officer or to any of our other directors.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Data

Our shares are traded on The NASDAQ Stock Market under the symbol 'FAST'. As of February 1, 2013, there were approximately 1,300 record holders of our common stock, which includes nominees or broker dealers holding stock on behalf of an estimated 149,000 beneficial owners.

The following table sets forth, by quarter, the high and low closing sale price of our shares on The NASDAQ Stock Market for 2012 and 2011.

2012:	High	Low	2011 :	High	Low
First quarter	$54.59	43.76	First quarter	$32.42	28.88
Second quarter	$54.65	38.37	Second quarter	$36.01	30.97
Third quarter	$45.30	39.03	Third quarter	$36.65	29.47
Fourth quarter	$46.65	40.20	Fourth quarter	$44.32	32.23

In 2012, we paid quarterly dividends of $0.17, $0.17, $0.19, and $0.21 per share and a special supplemental dividend of $0.50 per share in December (total 2012 dividend equaled $1.24 per share). In 2011, we paid quarterly dividends of $0.25, $0.13, $0.13 and $0.14 per share (total 2011 dividend equaled $0.65 per share). In 2010, we paid semi-annual dividends of $0.20 and $0.21 per share and a special supplemental dividend of $0.21 per share (total 2010 dividend equaled $0.62 per share). On January 16, 2013, we announced a quarterly dividend of $0.10 per share to be paid on March 1, 2013 to shareholders of record at the close of business on February 1, 2013. We expect to pay a smaller quarterly dividend in the initial quarters of 2013 due to the large payout in late 2012. Our board intends to reassess our dividend payments each quarter as we progress through 2013 with the goal of returning to a dividend pattern more in-line with our quarterly dividends in 2012. This decision will be influenced by (1) the state of the economy, (2) the strength of our free cash flow (defined as operating cash flow less capital expenditures), (3) changes to the taxation of dividends, and (4) other factors deemed relevant by our board of directors.

Issuer Purchases of Equity Securities

The table below sets forth information regarding purchases by the Company of our common stock during each of the last three months of 2012:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1-31, 2012	0	$0.00	0	1,800,000
November 1-30, 2012	0	$0.00	0	1,800,000
December 1-31, 2012	0	$0.00	0	1,800,000
Total	0	$0.00	0	1,800,000

The Fastenal Company Common Stock Comparative Performance Graph

Set forth below is a graph comparing, for the five years ended December 31, 2012, the yearly cumulative total shareholder return on our common stock with the yearly cumulative total shareholder return of the S&P Composite Index and an index (the 'Peer Group Index') of a group of peer companies selected by us (the 'Peer Group'). The companies in the Peer Group are Lawson Products, Inc., MSC Industrial Direct Co., Inc., Airgas, Inc., and W.W. Grainger, Inc. Fastenal is not included in the Peer Group.

In calculating the yearly cumulative total shareholder return of the Peer Group Index, the shareholder returns of the companies included in the Peer Group are weighted according to the stock market capitalization of such companies at the beginning of each period for which a return is indicated.

The comparison of total shareholder returns in the performance graph assumes that $100 was invested on December 31, 2007 in Fastenal Company, the S&P Composite Index and the Peer Group Index, and that dividends were reinvested when and as paid.

Comparison of Five Year Cumulative Total Return Among Fastenal Company, Peer Group Index, and S&P Composite Index


300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
Fastenal Company
Peer Group
S&P 500 Index - Total Returns

	2007	2008	2009	2010	2011	2012
Fastenal Company	100.00	87.89	107.34	158.53	235.34	**258.99**
Peer Group Index	100.00	86.44	108.31	153.14	196.92	**219.33**
S&P Composite Index	100.00	63.01	79.69	91.69	93.63	**108.62**

ITEM 6. SELECTED FINANCIAL DATA

Incorporated herein by reference is Ten-Year Selected Financial Data on page 5 of Fastenal's 2012 Annual Report to Shareholders of which this Form 10-K forms a part, a portion of which is filed as Exhibit 13 to this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements. (Dollar amounts are in thousands except for per share amounts and where otherwise noted.)

BUSINESS AND OPERATIONAL OVERVIEW:

Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of approximately 2,700 company owned stores. Most of our customers are in the manufacturing and non-residential construction markets. The manufacturing market includes both original equipment manufacturers (OEM) and maintenance and repair operations (MRO). The non-residential construction market includes general, electrical, plumbing, sheet metal, and road contractors. Other users of our product include farmers, truckers, railroads, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our stores and customers are primarily located in North America.

Like most industrial and construction centric organizations, we have endured a roller coaster ride over the last several years. The third quarter of 2008 included the final months of an inflationary period related to both steel prices (between 40% and 50% of our sales consist of some type of fastener – nuts, bolts, screws, etc. – most of which are made of steel) and energy prices (a meaningful item for us given the amount of energy that is necessary in the production of our products and in the transportation of our products across North America).

In the fourth quarter of 2008, and throughout much of 2009, this inflation turned to deflation. When the swings are dramatic, this can hurt our gross margins because we are selling expensive inventory on the shelf at declining prices. This hurt our gross margins in 2009. The drop in energy costs over the same period provided some relief, but it was small in comparison to the impact of deflation. The deflation of 2009 ended and these conditions normalized and allowed our gross margins to recover in 2010 and 2011. (See later discussion on gross margins.)

The discussion that follows includes information regarding our sales growth and our sales by product line during 2012. This information provides a summary view to understand the dynamics of the year. However, we feel the real story is told in the monthly sales change, sequential trend, and end market information that follows – that information explains the real impact of the market dynamics affecting us over this period of uncertainty.

Over the last several years, we have continued to make significant investments in (1) store locations, (2) national accounts, (3) government sales, (4) internal manufacturing support, (5) international operations (now over 10% of our sales), (6) FAST Solutions℠ (industrial vending), (7) product expansion (with particular emphasis on metalworking products and on exclusive brands), (8) additional sales specialists to support safety products, metalworking products, and our manufacturing operations, and (9) additional sales operational support to focus on under performing stores and under performing industrial vending. We are excited about the prospects of each.

As always, the 'pathway to profit' is the cornerstone of our business evolution, and it influences everything we do. Remember, our business centers on our 2,700 stores – their individual success leads to the success of the entire organization over time. As always, we will continue to work to complete this task and maintain our goal of ***Growth through Customer Service.***

SALES GROWTH:

Net sales and growth rates in net sales were as follows:

	2012	2011	2010
Net sales	**$ 3,133,577**	2,766,859	2,269,471
Percentage change	**13.3%**	21.9%	17.6%

The increase in net sales in 2012 came primarily from higher unit sales. Our growth in net sales was impacted by price changes in our products, but the impact was limited. Our growth in net sales was not meaningfully impacted by the introduction of new products or services, but was helped by initiatives such as FAST Solutions℠ (industrial vending). The higher unit sales resulted primarily from increases in sales at older store locations (discussed below and again later in this document) and to a lesser degree the opening of new store locations in the last several years. The growth in net sales at the older store locations was hindered by weakness in the industrial production and non-residential construction industries served by our Company. The change in currencies in foreign countries (primarily Canada) relative to the United States dollar lowered our daily sales growth rate by 0.1% in 2012.

The increase in net sales in 2011 came primarily from higher unit sales. Our growth in net sales was impacted by price changes in our products, but the impact was limited. Our growth in net sales was not meaningfully impacted by the introduction of new products or services, but was helped by initiatives such as FAST Solutions[SM] (industrial vending). The higher unit sales resulted primarily from increases in sales at older store locations (discussed below and again later in this document) and to a lesser degree the opening of new store locations in the last several years. The growth in net sales at the older store locations was helped by the moderating impacts of the previous recessionary environment. The change in currencies in foreign countries (primarily Canada) relative to the United States dollar improved our daily sales growth rate by 0.7% in 2011.

The increase in net sales in 2010 came primarily from higher unit sales. Our growth in net sales was not meaningfully impacted by deflationary or inflationary price changes in our products or by the introduction of new products or services. The higher unit sales resulted primarily from increases in sales at older store locations (discussed below and again later in this document) and to a lesser degree the opening of new store locations in the last several years. The growth in net sales at the older store locations was due to the moderating impacts of the previous recessionary environment. The increase in net sales also resulted from the strengthening of the Canadian currency relative to the United States dollar and from our Holo-Krome business, which we acquired in December 2009. These two items added approximately 0.6 and 0.5 percentage points, respectively, to our growth in 2010.

The impact of the economy is best reflected in the growth performance of our stores opened greater than ten years ago (store sites opened as follows: 2012 group – opened 2002 and earlier, 2011 group – opened 2001 and earlier, and 2010 group – opened 2000 and earlier) and opened greater than five years ago (store sites opened as follows: 2012 group – opened 2007 and earlier, 2011 group – opened 2006 and earlier, and 2010 group – opened 2005 and earlier). These two groups of stores are more cyclical due to the increased market share they enjoy in their local markets. The stores opened greater than two years ago represent a consistent 'same store' view of our business (store sites opened as follows: 2012 group – opened 2010 and earlier, 2011 group – opened 2009 and earlier, and 2010 group – opened 2008 and earlier). The daily sales change for each of these groups was as follows:

Store Age	**2012**	2011	2010
Opened greater than 10 years	**8.1%**	15.2%	12.5%
Opened greater than 5 years	**9.8%**	17.1%	13.0%
Opened greater than 2 years	**10.8%**	17.9%	14.6%

Note: The age groups above are measured as of the last day of each respective year.

Stores opened in 2012 contributed approximately $24,859 (or 0.8%) to 2012 net sales. Stores opened in 2011 contributed approximately $85,318 (or 2.7%) to 2012 net sales and approximately $27,120 (or 1.0%) to 2011 net sales. The rate of growth in sales of store locations generally levels off after they have been open for five years, and, as stated earlier, the sales generated at our older store locations typically vary more with the economy than do the sales of younger stores.

SALES BY PRODUCT LINE:

The approximate mix of sales from the fastener product line and from the other product lines was as follows:

	2012	2011	2010
Fastener product line	**44%**	47%	49%
Other product lines	**56%**	53%	51%

MONTHLY SALES CHANGES, SEQUENTIAL TRENDS, AND END MARKET PERFORMANCE

Note – Daily sales are defined as the sales for the period divided by the number of business days (in the United States) in the period.

This section focuses on three distinct views of our business – monthly sales changes, sequential trends, and end market performance. The first discussion regarding monthly sales changes provides a good mechanical view of our business based on the age of our stores. The second discussion provides a framework for understanding the sequential trends (that is, comparing a period to the immediately preceding period) in our business. Finally, we believe the third discussion regarding end market performance provides insight into activities with our various types of customers.

MONTHLY SALES CHANGES:

All company sales – During the months in 2012, 2011, and 2010, all of our selling locations, when combined, had daily sales growth rates of (compared to the comparable month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2012	21.3%	20.0%	19.3%	17.3%	13.1%	14.0%	12.1%	12.0%	12.9%	6.8%	8.2%	9.7%
2011	18.8%	21.5%	22.8%	23.2%	22.6%	22.5%	22.4%	20.0%	18.8%	21.4%	22.2%	21.2%
2010	2.4%	4.4%	12.1%	18.6%	21.1%	21.1%	24.4%	22.1%	23.5%	22.4%	17.9%	20.9%

The growth in the first three and a half months of 2012 generally continued the relative strength we saw in 2011 and in most of 2010. During 2012 there were two distinct economic slowdowns. The first occurred in the late April/May time frame, and then moderated until September. The second occurred in the October/November time frame. This was exaggerated by an unusual business day comparison in October (23 days in 2012 versus 21 days in 2011 - the maintenance portion of our business is often linked to monthly spend patterns, which are not as business day dependent, this can dilute the daily growth picture given the change in business day divisor) and the impact of Hurricane Sandy. The change in currencies in foreign countries (primarily Canada) relative to the United States dollar lowered our daily sales growth rate by 0.1% during 2012 (this lowered our growth in the first, second, and third quarters by 0.1%, 0.4%, 0.2%, respectively and increased our growth in the fourth quarter by 0.2%). This was a sharp contrast to 2011 and 2010, when changes in foreign currencies increased our growth by 0.7% and 0.6%, respectively.

Stores opened greater than two years – Our stores opened greater than two years (store sites opened as follows: 2012 group – opened 2010 and earlier, 2011 group – opened 2009 and earlier, and 2010 group – opened 2008 and earlier) represent a consistent 'same-store' view of our business. During the months in 2012, 2011, and 2010, the stores opened greater than two years had daily sales growth rates of (compared to the comparable month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2012	18.8%	17.1%	16.8%	14.5%	10.1%	11.1%	9.1%	8.6%	9.8%	3.8%	5.1%	6.6%
2011	16.0%	18.4%	19.4%	19.6%	19.2%	19.1%	18.7%	16.5%	15.2%	18.0%	18.5%	17.5%
2010	0.6%	2.3%	9.6%	16.3%	18.5%	18.3%	21.3%	19.2%	19.8%	18.8%	14.1%	16.8%

Stores opened greater than five years – The impact of the economy, over time, is best reflected in the growth performance of our stores opened greater than five years (store sites opened as follows: 2012 group – opened 2007 and earlier, 2011 group – opened 2006 and earlier, and 2010 group – opened 2005 and earlier). This group is more cyclical due to the increased market share they enjoy in their local markets. During the months in 2012, 2011, and 2010, the stores opened greater than five years had daily sales growth rates of (compared to the comparable month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2012	17.4%	15.8%	15.7%	13.7%	9.0%	10.2%	8.3%	7.9%	8.5%	2.6%	4.6%	5.6%
2011	15.3%	17.9%	19.2%	19.1%	17.9%	18.2%	17.3%	15.2%	14.5%	17.0%	17.4%	16.9%
2010	-2.1%	-0.5%	7.4%	14.9%	17.3%	16.2%	19.8%	18.2%	18.9%	17.9%	13.2%	16.0%

SEQUENTIAL TRENDS:

We find it helpful to think about the monthly sequential changes in our business using the analogy of climbing a stairway – This stairway has several predictable landings where there is a pause in the sequential gain (i.e. April, July, and October to December), but generally speaking, climbs from January to October. The October landing then establishes the benchmark for the start of the next year.

History has identified these landings in our business cycle. They generally relate to months with impaired business days (certain holidays). The first landing centers on Easter, which alternates between March and April (Easter occurred in April in 2012, 2011, and 2010), the second landing centers on July 4th, and the third landing centers on the approach of winter with its seasonal impact on primarily our construction business and with the Christmas / New Year holidays. The holidays we noted impact the trends because they either move from month-to-month or because they move around during the week.

The table below shows the pattern to our sequential change in our daily sales. The line labeled 'Past' is an historical average of our sequential daily sales change for the period 1998 to 2003. We chose this time frame because it had similar characteristics, a weaker industrial economy in North America, and could serve as a benchmark for a possible trend line. The '2012', '2011', and '2010' lines represent our actual sequential daily sales changes. The '12Delta', '11Delta', and '10Delta' lines indicate the difference between the 'Past' and the actual results in the respective year.

	Jan.(1)	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Cumulative change from Jan. to Oct.
Past	0.9%	3.3%	2.9%	-0.3%	3.4%	2.8%	-2.3%	2.6%	2.6%	-0.7%	15.9%
2012	-0.3%	0.5%	6.4%	-0.8%	0.5%	2.5%	-2.7%	1.3%	4.3%	-4.8%	7.1%
12Delta	-1.2%	-2.8%	3.5%	-0.5%	-2.9%	-0.3%	-0.4%	-1.3%	1.7%	-4.1%	-8.8%
2011	-0.2%	1.6%	7.0%	0.9%	4.3%	1.7%	-1.0%	1.4%	3.4%	0.7%	21.7%
11Delta	-1.1%	-1.7%	4.1%	1.2%	0.9%	-1.1%	1.3%	-1.2%	0.8%	1.4%	5.8%
2010	2.9%	-0.7%	5.9%	0.6%	4.8%	1.7%	-1.0%	3.5%	4.5%	-1.5%	19.0%
10Delta	2.0%	-4.0%	3.0%	0.9%	1.4%	-1.1%	1.3%	0.9%	1.9%	-0.8%	3.1%

(1) The January figures represent the percentage change from the previous October, whereas the remaining figures represent the percentage change from the previous month.

A graph of the sequential daily sales change pattern discussed above, starting with a base of '100' in the previous October and ending with the next October, would be as follows:


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Previous Oct.
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Several observations stand out while viewing the 2012 sequential pattern: (1) The direction of the historical sequential pattern (increased daily sales on a sequential basis in February, March, May, June, August, and September and decreased daily sales on a sequential basis in April and July) has played out each month; however, the cumulative growth in the daily sales from January to October has fallen short of the benchmark figure and of the actual results in 2011 and 2010. (2) The magnitude of the February and May '12Delta' of approximately -2.8% was similar. This fact, as well as the choppiness of the year in general, caused us to approach the year with a conservative tone. (3) The weakness in 2012 was amplified in the first three quarters of the year by changes in foreign currencies (primarily Canada) relative to the U.S. dollar as indicated earlier.

END MARKET PERFORMANCE:

Fluctuations in end market business – The sequential trends noted above were directly linked to fluctuations in our end markets. To place this in perspective – approximately 50% of our business has historically been with customers engaged in some type of manufacturing. The daily sales to these customers grew in the first, second, third, and fourth quarters (when compared to the same quarter in the previous year), and for the year, as follows:

	Q1	Q2	Q3	Q4	Annual
2012	20.3%	15.8%	14.0%	9.7%	14.9%
2011	15.5%	18.5%	18.3%	21.0%	20.0%
2010	15.7%	29.8%	30.6%	17.7%	22.4%

Our manufacturing business consists of two subsets: the industrial production business (this is business where we supply products that become part of the finished goods produced by our customers) and the maintenance portion (this is business where we supply products that maintain the facility or the equipment of our customers engaged in manufacturing). The industrial business is more fastener centered, while the maintenance portion is represented by all product categories.

In the second, third, and fourth quarters of 2012, the decrease in the rate of growth was more pronounced in our industrial production business. This is in sharp contrast to the first quarter of 2012 where the growth was more pronounced in the industrial production business, a trend that had also existed in 2011 and 2010. The first quarter and prior quarters were a direct counter to the 2009 contraction, which was more severe in our industrial production business and less severe in the maintenance portion of our manufacturing business.

The best way to understand the change in our industrial production business is to examine the results in our fastener product line. In the first three months of 2012, the daily sales growth in our fastener product line was approximately 15.4%. This growth dropped to 10.5%, 6.1%, and 8.6% in April, May, and June, respectively, and then averaged 6.0% and 2.6% in the third and fourth quarters, respectively. By contrast, the best way to understand the change in the maintenance portion of the manufacturing business is to examine the results in our non-fastener product lines. In the first three months of 2012, the daily sales growth in our non-fastener business was approximately 25.1%. This dropped to 24.4%, 19.0%, and 19.6% in April, May, and June, respectively, and averaged 18.0% and 13.6% in the third and fourth quarters, respectively. The non-fastener business has demonstrated relative resilience in 2012, when compared to our fastener business and to the distribution industry in general, due to our strong FAST Solutions[SM] (industrial vending) program; this is discussed in greater detail later in this document.

The patterns related to the industrial production business, as noted above, are influenced by the movements noted in the Purchasing Manufacturers Index ('PMI') published by the Institute for Supply Management (http://www.ism.ws/), which is a composite index of economic activity in the United States manufacturing sector. The PMI in 2012, 2011, and 2010 was as follows:

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2012	54.1	52.4	53.4	54.8	53.5	49.7	49.8	49.6	51.5	51.7	49.5	50.7
2011	59.9	59.8	59.7	59.7	54.2	55.8	51.4	52.5	52.5	51.8	52.2	53.1
2010	56.7	55.8	59.3	59.0	58.8	56.0	55.7	57.4	56.4	57.0	58.0	57.3

For background to readers not familiar with the PMI index, it is a monthly indicator of the economic health of the manufacturing sector. Five major indicators that influence the PMI index are new orders, inventory levels, productions, supplier deliveries, and the employment environment. When a PMI of 50 or higher is reported, this indicates expansion in the manufacturing industry compared to the previous month. If the PMI is below 50, this represents a contraction in the manufacturing sector.

Our non-residential construction customers have historically represented 20% to 25% of our business. The daily sales to these customers grew or contracted in the first, second, third, and fourth quarters (when compared to the same quarter in the previous year), and for the year, as follows:

	Q1	Q2	Q3	Q4	Annual
2012	17.1%	12.7%	8.2%	4.2%	10.3%
2011	17.7%	15.8%	15.8%	17.4%	17.1%
2010	-14.7%	0.5%	6.3%	10.3%	-0.3%

We believe the weakness in the economy in the fourth quarter of 2012, particularly in the non-residential construction market, was amplified by the political uncertainty in the United States.

A graph of the sequential daily sales trends to these two end markets in 2012, 2011, and 2010, starting with a base of '100' in the previous October and ending with the next October, would be as follows:

Manufacturing


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Non-Residential Construction


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GROWTH DRIVERS OF OUR BUSINESS

We grow by continuously adding customers and by increasing the activity with each customer. We believe this growth is enhanced by our close proximity to our customers, which allows us to provide a range of services and product availability that our competitors can't easily match. Historically, we expanded our reach by opening stores at a very fast pace. These openings were initially in the United States, but expanded beyond the United States beginning in the mid 1990's.

In our first ten years of being public (1987 to 1997), we opened stores at a rate approaching 30% per year. In the next ten years, we opened stores at an annual rate of approximately 10% to 15% and, over the last five years, at a rate of approximately 3% to 8% (we currently expect to open approximately 65 to 80 stores in 2013, or approximately 2.5% to 3.0%). As we gained proximity to more customers, we continued to diversify our growth drivers. This was done to provide existing store personnel with more tools to grow their business organically, and the results of this are reflected in our earlier discussion on sales growth at stores opened greater than five years. In the early 1990's, we began to expand our product lines, and we added new product knowledge to our bench. This was our first big effort to diversify our growth drivers. The next step began in the mid to late 1990's when we began to add sales personnel with certain specialties or focus. This began with our National Accounts group in 1995, and, over time, has expanded to include individuals dedicated to: (1) sales related to our internal manufacturing division, (2) government sales, (3) internet sales, (4) specific products (most recently metal working), and (5) FAST Solutions℠ (industrial vending). Another step occurred at our sales locations (this includes Fastenal stores as well as strategic account stores and in-plant locations) and at our distribution centers, and began with a targeted merchandising and inventory placement strategy that included our 'Customer Service Project' approximately ten years ago and our 'Master Stocking Hub' initiative approximately five years ago. This strategy allowed us to better target where to stock certain products (local store, regional distribution center, master stocking hub, or supplier) and allowed us to improve our fulfillment, lower our freight costs, and improve our ability to serve a broader range of customers.

Our FAST Solutions℠ (industrial vending) operation is a rapidly expanding component of our business. We believe industrial vending is the next logical chapter in the Fastenal story; we also believe it has the potential to be transformative to industrial distribution, and that we have a 'first mover' advantage. We are investing aggressively to maximize this advantage. At our investor day in May 2011, we discussed our progress with industrial vending. In addition to our discussion regarding progress, we discussed our goals with the rollout of the industrial vending machines. One of the goals we identified related to our rate of 'machine signings' (the first category below) – our goal was simple, sign 2,500+ machines per quarter (or an annualized run rate of 10,000 machines). In 2012, we hit our annual goal of 10,000 machines during July, and the momentum has continued as we finished the year. We intend to continue our aggressive push with FAST Solutions℠ (industrial vending) and, to this end, have established an internal goal to sign 30,000 machines in 2013, or 2,500 per month rather than per quarter. This is an aggressive goal, but we believe we can hit this run rate during 2013. In addition, during 2012 we developed plans to (1) reinvigorate our fastener growth and to (2) improve the performance (i.e. sales growth) at under-performing locations. These plans centered on expanding our sales team for industrial production business, improving our delivery systems for other fastener business, and expanding the team that supports under-performing stores and districts.

The following table includes some statistics regarding our industrial vending business (note - we added the third category of information in this report to highlight the mix change in the machines deployed as our business expands beyond the flagship FAST 5000 machine):

		Q1	Q2	Q3	Q4	Annual
Number of vending machines in contracts signed during the period[1]	2012	4,568	4,669	5,334	5,591	20,162
	2011	1,405	2,107	2,246	2,084	7,842
	2010	257	420	440	792	1,909
Cumulative machines installed[2]	2012	9,798	13,036	17,013	21,095	
	2011	2,659	3,867	5,642	7,453	
	2010	892	1,184	1,515	1,925	
Percent of installed machines that are a FAST 5000 (our most common helix vending machine)	2012	69.7%	65.9%	60.6%	58.0%	
	2011	82.6%	77.5%	75.0%	72.5%	
	2010	99.5%	97.3%	92.4%	87.8%	
Percent of total net sales to customers with vending machines[3]	2012	17.8%	20.8%	23.2%	25.8%	
	2011	8.9%	10.5%	13.1%	15.7%	
	2010	3.4%	4.6%	6.1%	7.5%	
Daily sales growth to customers with vending machines[4]	2012	33.9%	34.3%	32.9%	28.6%	
	2011	50.6%	43.9%	42.5%	40.7%	
	2010	37.4%	54.0%	56.4%	60.2%	

[1] This represents the gross number of machines signed during the quarter, not the number of contracts.

[2] This represents the number of machines installed and dispensing product on the last day of the quarter.

[3] The percentage of total sales (vended and traditional) to customers currently using a vending solution.

[4] The growth in total sales (vended and traditional) to customers currently using a vending solution compared to the comparable period in the preceding year.

PROFIT DRIVERS OF OUR BUSINESS

We grow our profits by continuously working to grow sales and to improve our relative profitability. We also grow our profits by allowing our inherent profitability to shine through – we refer to this as the 'pathway to profit'. The distinction is important.

We achieve improvements in our relative profitability by increasing our gross margin, by structurally lowering our operating expenses, or both. We advance on the 'pathway to profit' by increasing the average store size (measured in terms of monthly sales), and by allowing the changing store mix to improve our profits. This is best explained by comparing the varying profitability of our 'traditional' stores in the table below. The average store size for the group, and the average age, number of stores, and pre-tax earnings data by store size for the fourth quarter of 2012, 2011, and 2010, respectively, were as follows:

Sales per Month	Average Age (Years)	Number of Stores	Percentage of Stores	Pre-Tax Earnings Percentage
Three months ended December 31, 2012				**Average store sales = $83,098**
$0 to $30,000	4.7	304	11.5%	-14.4%
$30,001 to $60,000	7.6	830	31.3%	12.2%
$60,001 to $100,000	10.0	759	28.6%	21.3%
$100,001 to $150,000	12.9	375	14.1%	26.0%
Over $150,000	14.9	272	10.3%	28.8%
Strategic Account/Overseas Store		112	4.2%	
Company Total		2,652	100.0%	20.9%
Three months ended December 31, 2011				**Average store sales = $78,781**
$0 to $30,000	3.8	353	13.7%	-13.7%
$30,001 to $60,000	7.2	882	34.1%	11.7%
$60,001 to $100,000	9.4	680	26.3%	21.3%
$100,001 to $150,000	12.0	352	13.6%	25.9%
Over $150,000	15.1	227	8.8%	27.4%
Strategic Account/Overseas Store		91	3.5%	
Company Total		2,585	100.0%	20.2%
Three months ended December 31, 2010				**Average store sales = $67,643**
$0 to $30,000	3.8	462	18.6%	-13.2%
$30,001 to $60,000	6.8	952	38.2%	12.7%
$60,001 to $100,000	9.7	573	23.0%	22.0%
$100,001 to $150,000	12.2	276	11.1%	25.2%
Over $150,000	15.2	152	6.1%	27.1%
Strategic Account/Overseas Store		75	3.0%	
Company Total		2,490	100.0%	18.7%

Note – Amounts may not foot due to rounding difference.

When we originally announced the 'pathway to profit' strategy in 2007, our goal was to increase our pre-tax earnings, as a percentage of sales, from 18% to 23%. This goal was to be accomplished by slowly moving the mix from the first three categories ($0 to $30,000, $30,001 to $60,000, and $60,001 to $100,000, these groups represented 76.5% of our store base in the first three months of 2007, the last quarter before we announced the 'pathway to profit') to the last three categories ($60,001 to $100,000, $100,001 to $150,000, and over $150,000, these groups represented 53.0% of our store base in the fourth quarter of 2012) and by increasing the average store sales to approximately $125,000 per month. The weak economic environment in 2009 caused our average store size to decrease, and consequently lowered our level of profitability; however, subsequent to 2009 we improved our gross margin and structurally lowered our operating expenses. This improvement allowed us to amplify the 'pathway to profit' and effectively lowered the average store size required to hit our 23% goal. Today we believe we can accomplish our 'pathway to profit' goal with average store sales of approximately $100,000 to $110,000 per month. In the second quarter of 2012 we achieved a pre-tax earnings percentage of 22.2% with average store sales of $89,169 per month.

Note – Dollar amounts in this section are presented in whole dollars, not thousands.

Store Count and Full-Time Equivalent (FTE) Headcount – The table that follows highlights certain impacts on our business of the 'pathway to profit' since its introduction in 2007. Under the 'pathway to profit' we increased both our store count and our store FTE headcount during 2007 and 2008. However, the rate of increase in store locations slowed and our FTE headcount for all types of personnel was reduced when the economy weakened late in 2008. In the table that follows, we refer to our 'store' net sales, locations, and personnel. When we discuss 'store' net sales, locations, and personnel, we are referring to (1) 'Fastenal' stores and (2) strategic account stores. 'Fastenal' stores are either a 'traditional' store, the typical format in the United States or Canada, or an 'overseas' store, which is the typical format outside the United States and Canada. This is discussed in greater detail earlier in this Form 10-K. Strategic account stores are stores that are focused on selling to a group of large customers in a limited geographic market. The sales, outside of our 'store' group, relate to either (1) our in-plant locations, (2) the portion of our internally manufactured product that is sold directly to a customer and not through a store (including our Holo-Krome business acquired in December 2009), or (3) our direct import business.

The breakdown of our sales, the average monthly sales per store, the number of stores at quarter end, the average headcount at our stores during a quarter, the average FTE headcount during a quarter, and the percentage change were as follows for the first quarter of 2007 (the last completed quarter before we began the 'pathway to profit'), for the third quarter of 2008 (our peak quarter before the economy weakened), and for each of the last five quarters:

	Q1 2007	Q3 2008	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Total net sales reported	$489,157	$625,037	$697,804	$768,875	$804,890	$802,577	$757,235
Less: Non-store sales (approximate)	40,891	57,267	86,737	92,459	98,735	100,124	95,951
Store net sales (approximate)	$448,266	$567,770	$611,067	$676,416	$706,155	$702,453	$661,284
% change since Q1 2007		26.7%	36.3%	50.9%	57.5%	56.7%	47.5%
% change (twelve months)		17.5%	21.0%	20.2%	14.6%	10.1%	8.2%
Percentage of sales through a store	**92%**	**91%**	**88%**	**88%**	**88%**	**88%**	**87%**
Average monthly sales per store (using ending store count)	**$72**	**$82**	**$79**	**$86**	**$89**	**$88**	**$83**
% change since Q1 2007		13.9%	9.7%	19.4%	23.6%	22.2%	15.3%
% change (twelve months)		9.3%	16.2%	16.2%	11.3%	6.0%	5.1%

	Q1 2007	Q3 2008	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Store locations - quarter end count	2,073	2,300	2,585	2,611	2,635	2,650	2,652
% change since Q1 2007		11.0%	24.7%	26.0%	27.1%	27.8%	27.9%
% change (twelve months)		7.2%	3.8%	3.5%	3.0%	3.3%	2.6%
Store personnel - absolute headcount	6,849	9,123	10,328	10,486	10,637	10,604	10,347
% change since Q1 2007		33.2%	50.8%	53.1%	55.3%	54.8%	51.1%
% change (twelve months)		17.9%	14.1%	12.2%	9.3%	5.4%	0.2%
Store personnel - FTE	6,383	8,280	8,684	8,900	9,126	9,244	9,035
Non-store selling personnel - FTE	616	599	953	998	1,054	1,066	1,070
Sub-total of all sales personnel - FTE	6,999	8,879	9,637	9,898	10,180	10,310	10,105
Distribution personnel-FTE	1,646	1,904	1,820	1,815	1,881	1,887	1,872
Manufacturing personnel - FTE [1]	316	340	516	527	545	544	544
Administrative personnel-FTE	767	805	796	796	794	808	811
Sub-total of non-sales personnel - FTE	2,729	3,049	3,132	3,138	3,220	3,239	3,227
Total - average FTE headcount	9,728	11,928	12,769	13,036	13,400	13,549	13,332
% change since Q1 2007							
Store personnel - FTE		29.7%	36.0%	39.4%	43.0%	44.8%	41.5%
Non-store selling personnel - FTE		-2.8%	54.7%	62.0%	71.1%	73.1%	73.7%
Sub-total of all sales personnel - FTE		26.9%	37.7%	41.4%	45.4%	47.3%	44.4%
Distribution personnel-FTE		15.7%	10.6%	10.3%	14.3%	14.6%	13.7%
Manufacturing personnel-FTE [1]		7.6%	63.3%	66.8%	72.5%	72.2%	72.2%
Administrative personnel-FTE		5.0%	3.8%	3.8%	3.5%	5.3%	5.7%
Sub-total of non-sales personnel - FTE		11.7%	14.8%	15.0%	18.0%	18.7%	18.2%
Total - average FTE headcount		22.6%	31.3%	34.0%	37.7%	39.3%	37.0%
% change (twelve months)							
Store personnel - FTE		15.2%	14.1%	13.7%	10.6%	7.1%	4.0%
Non-store selling personnel - FTE		-2.4%	33.8%	28.1%	24.0%	15.9%	12.3%
Sub-total of all sales personnel - FTE		13.8%	15.8%	15.0%	11.8%	8.0%	4.9%
Distribution personnel-FTE		6.0%	14.1%	12.9%	7.1%	3.1%	2.9%
Manufacturing personnel - FTE [1]		1.8%	16.2%	14.3%	10.8%	6.0%	5.4%
Administrative personnel - FTE		7.9%	7.0%	4.7%	1.4%	-0.4%	1.9%
Sub-total of non-sales personnel - FTE		6.0%	12.5%	10.9%	6.2%	2.7%	3.0%
Total - average FTE headcount		11.7%	15.0%	14.0%	10.4%	6.7%	4.4%

[1] The distribution and manufacturing headcount was impacted by the addition of 92 employees with the acquisition of Holo-Krome in December 2009.

STATEMENT OF EARNINGS INFORMATION (percentage of net sales) for the periods ended December 31:

	Twelve-month period		
	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Gross profit	51.5%	51.8%	51.8%
Operating and administrative expenses	30.0%	31.1%	32.8%
(Gain) loss on sale of property and equipment	0.0%	0.0%	0.0%
Operating income	21.5%	20.8%	19.0%
Interest income	0.0%	0.0%	0.0%
Earnings before income taxes	21.5%	20.8%	19.0%

Note – Amounts may not foot due to rounding difference.

Gross profit – percentage for 2012 decreased from 2011, but stabilized in the second, third, and fourth quarters of 2012.

The gross profit percentage in the first, second, third, and fourth quarters was as follows:

	Q1	Q2	Q3	Q4
2012	51.3%	51.6%	51.6%	51.6%
2011	52.0%	52.2%	51.9%	51.2%
2010	51.1%	52.1%	51.8%	52.0%

The fluctuations in our gross profit percentages are typically driven by changes in: (1) transactional gross profit, (2) organizational gross profit, and (3) vendor incentive gross profit. The transactional gross profit represents the gross profit realized from the day-to-day fluctuations in customer pricing relative to product and freight costs. The organizational gross profit represents the component of gross profit we attribute to buying scale and efficiency gains. The third component relates to vendor volume allowances. In the short-term, periods of inflation or deflation can influence the first two categories, while sudden changes in business volume can influence the third.

We believe a normal gross profit percentage range for our business is 51% to 53%. This is based on our current mix of products, geographies, end markets, and end market uses (such as industrial production business versus maintenance business). Our business operated below our expected gross profit range at the end of 2009, and expanded into the low end of this range during 2010. In the second quarter of 2010, we moved into the middle of the range as the three components of gross profit improved, the contribution being split fairly evenly between the three components. We remained in the middle of the range until the fourth quarter of 2011. In the fourth quarter of 2011, our gross margin felt pressure and dropped to the lower end of the range. This drop was primarily due to changes in our transactional margin (primarily due to changes in product and customer mix), lower vendor incentive gross profit, and lower freight utilization. The latter two items created half of the gross margin drop and are more of a seasonal issue. In the first quarter of 2012, our gross margin improved nominally over the previous quarter. This was primarily caused by the seasonal improvement of vendor volume allowances as rising fuel prices offset our improvements in freight utilization. In the second, third, and fourth quarters of 2012, our gross margin improved when compared to the first quarter. Most of this improvement related to improvements in our transactional gross margin. The improvement was partially offset by the weakening of our selling prices in certain foreign markets due to changes in the exchange rate. One item of note, in the fourth quarter of 2012 we experienced a drop off in the freight component of our gross margin due to lower freight utilization, a typical pattern due to the seasonal drop off in business; this decline was offset by an improvement in the remaining portion of our transactional gross margin that centers on product transactional cost and customer pricing.

Operating and administrative expenses - improved relative to sales in both 2012 as a whole and the fourth quarter of 2012 versus 2011 as a whole and the fourth quarter of 2011.

Historically, our two largest components of operating and administrative expenses have consisted of employee related expenses (approximately 65% to 70%) and occupancy related expenses (approximately 15% to 20%). The remaining expenses cover a variety of items with selling transportation typically being the largest.

The three largest components of operating and administrative expenses grew as follows for the periods ended December 31 (compared to the comparable periods in the preceding year):

	Twelve-month period		
	2012	2011	2010
Employee related expenses	10.1%	19.7%	14.6%
Occupancy related expenses	4.8%	7.4%	5.7%
Selling transportation costs	10.1%	26.5%	-0.2%

Employee related expenses include: (1) payroll (which includes cash compensation, stock option expense, and profit sharing), (2) health care, (3) personnel development, and (4) social taxes. The increase in 2012 was driven by the following factors: (1) average employee headcount, measured on a full-time equivalent basis, grew 8.7%, (2) sales commissions grew, (3) bonus amounts related to our growth drivers grew (this includes items such as industrial vending bonuses and manager minimum pay adjustments), and (4) our profit sharing contribution grew. The increase in 2011 was driven by the following factors: (1) employee headcount, measured on a full-time equivalent basis, grew 15.0%, (2) sales commissions grew (this increase was amplified by stronger sales growth relative to 2010, which had a meaningful impact on the commission earned, and higher gross profit margins), (3) total bonuses earned increased due to our profit growth, (4) hours worked per employee grew, and (5) our profit sharing contribution grew.

Occupancy related expenses include: (1) building rent and depreciation, (2) building utility costs, (3) equipment related to our stores and distribution locations, and (4) FAST Solutions℠ (industrial vending) equipment (we consider the vending equipment to be a logical extension of our store operation and classify the expense as occupancy). The increase in 2012 was driven by (1) a dramatic increase in the amount of FAST Solutions℠ (industrial vending) equipment as discussed earlier in this document, (2) an increase in the number of locations, and (3) increased investment in our distribution infrastructure over the last several years. Almost all of our occupancy increase in 2012 related to item (4) a dramatic increase in the amount of FAST Solutions℠ (industrial vending) equipment, as our energy savings offset most of the increase relating to items (1) and (3). The energy savings were driven by our efforts to lower energy consumption, a mild winter, and a drop in natural gas prices during the heating season. The increase in 2011 was driven by the same factors noted above with one exception; in 2011 approximately 50% of the increase was due to rising utility costs.

Our selling transportation costs consist primarily of our store fleet as most of the distribution fleet costs are included in the cost of sales. Selling transportation costs included in operating and administrative expenses increased in 2012; however, they increased at a rate less than sales growth. The increase in 2012 was primarily due to elevated fuel prices in the first quarter, and, in the case of the first, second, and third quarters, the impact of the 2011 expansion of our fleet related to additions to our non-store sales personnel, particularly our industrial vending vehicles. The increase in 2011 was primarily related to the increase in per gallon fuel costs discussed below and the expansion of our fleet related to additions to our non-store sales personnel, particularly our industrial vending vehicles. Our selling and transportation costs in the fourth quarter of 2012 were comparable to those in the fourth quarter of 2011 because the per gallon fuel costs only grew nominally and the number of our industrial vending vehicles had normalized. Conversely, the increase in the fourth quarter of 2011 from the fourth quarter of 2010 was driven by the dramatic increase in per gallon fuel costs and the ramp up in the number of our industrial vending vehicles.

The last several years have seen meaningful swings in the cost of diesel fuel and gasoline – During the first, second, third, and fourth quarters of 2012, our total vehicle fuel costs were approximately $10.6, $10.8, $10.8, and $10.3 million, respectively. During the first, second, third, and fourth quarters of 2011, our total vehicle fuel costs were approximately $8.6, $10.5, $9.8, and $9.8 million, respectively. The changes resulted from variations in fuel costs, variations in the service levels provided to our stores from our distribution centers, changes in the number of vehicles at our store locations, and changes in the number of other sales centered vehicles as a result of store openings and the expansion of our non-store sales force. These fuel costs include the fuel utilized in our distribution vehicles (semi-tractors, straight trucks, and sprinter trucks) which is recorded in cost of sales and the fuel utilized in our store delivery and other sales centered vehicles which is included in operating and administrative expenses (the split in the last several years has been approximately 50:50 between distribution and store and other sales centered use).

The average per gallon fuel costs (in actual dollars) and the percentage change (on a year-over-year basis) for the last three years was as follows:

Per gallon average price	**Q1**	**Q2**	**Q3**	**Q4**	**Annual Average[1]**
2012 price					
Diesel fuel	$ 3.92	3.98	3.88	4.05	3.96
Gasoline	$ 3.53	3.73	3.61	3.53	3.60
2011 price					
Diesel fuel	$ 3.60	4.04	3.90	3.87	3.85
Gasoline	$ 3.22	3.78	3.62	3.37	3.50
2010 price					
Diesel fuel	$ 2.89	3.06	2.96	3.14	3.01
Gasoline	$ 2.68	2.80	2.71	2.84	2.76

Per gallon price change	**Q1**	**Q2**	**Q3**	**Q4**	**Annual[1]**
2012 change					
Diesel fuel	8.9%	-1.5%	-0.5%	4.7%	2.9%
Gasoline	9.6%	-1.3%	-0.3%	4.7%	2.9%
2011 change					
Diesel fuel	24.6%	32.0%	31.8%	23.2%	27.9%
Gasoline	20.1%	35.0%	33.6%	18.7%	26.8%

[1] Average of the four quarterly figures contained in the table.

Income taxes – Incomes taxes, as a percentage of earnings before income taxes, were approximately 37.6% and 37.8% for 2012 and 2011, respectively. As our international business and profits grow over time, the lower income tax rates in those jurisdictions, relative to the United States, have begun to lower our effective tax rate.

Net Earnings – Net earnings, net earnings per share (EPS), percentage change in net earnings, and the percentage change in EPS, were as follows:

Dollar amounts	2012	2011	2010
Net earnings	$ 420,536	357,929	265,356
Basic EPS	1.42	1.21	0.90
Diluted EPS	1.42	1.21	0.90

Percentage change	2012	2011	2010
Net earnings	17.5%	34.9%	43.9%
Basic EPS	17.4%	34.4%	45.2%
Diluted EPS	17.4%	34.4%	45.2%

During 2012, the net earnings increase was greater than that of sales primarily due to the effective management of operating expenses and a slightly lower income tax rate. During 2011, the net earnings increase was greater than that of sales primarily due to the effective management of operating expenses and a slightly lower income tax rate. During 2010, the net earnings increase was greater than that of sales primarily due to the previously mentioned factors included in the discussion on the improvements in the gross margin percentage and in the growth in operating expenses which was dramatically less than sales growth.

Operational Working Capital – Operational working capital, which we define as accounts receivable and inventories, are highlighted below. The annual dollar change and the annual percentage change were as follows:

Dollar change	2012	2011
Accounts receivable	$ 33,565	68,461
Inventories	69,231	88,783
Operational working capital[1]	$ 102,796	157,244

Annual percentage change	2012	2011
Accounts receivable	9.9%	25.3%
Inventories	10.7%	15.9%
Operational working capital[1]	10.4%	19.0%

[1] For purposes of this discussion, we are defining operational working capital as accounts receivable, net and inventories.

The growth in accounts receivable noted above was driven by our sales growth in the final two months of the period. The strong growth in recent years of our international business and large customer accounts has created some difficulty with managing the growth of accounts receivable relative to the growth in sales. This was exaggerated by the short month in December 2012 versus 2011 (19 business days versus 21 days) and due to a drop off in payment activity due to Christmas Day and New Year's Day falling on a Tuesday resulting in a number of our customers being shut down for the last full week of December. We saw a similar short month impact in September 2012. Also as indicated above, our sales in the last two months of the year grew from 2011 to 2012 by 3.9%; however, our daily sales growth in the last two months of 2012 was 9.1% which resulted in increased year end receivables.

Our growth in inventory balances over time does not have as direct a relationship to our monthly sales patterns as does our growth in accounts receivable. This is impacted by other aspects of our business. For example, the dramatic economic slowdown in late 2008 and early 2009 caused our inventory to spike. This occurred because the lead time for inventory procurement is typically longer than the visibility we have into future monthly sales patterns. Over the last decade, we increased our relative inventory levels due to the following: (1) new store openings, (2) expanded stocking breadth at individual stores, (3) expanded stocking breadth at our distributions centers (for example, our master stocking hub in Indianapolis expanded its product breadth over six fold from 2005 to 2011), (4) expanded direct sourcing, (5) expanded exclusive brands (private label), and (6) expanded FAST Solutions[SM] (industrial vending) solutions. Items (4), (5), and (6), plus the impact of strong growth with national accounts and international expansion, created most of our inventory growth in both 2012 and 2011.

As we indicated in earlier communications, our goal is to move the ratio of annual sales to accounts receivable and inventory (Annual Sales: AR&I) back to a better than a 3.0:1 ratio. On December 31, 2012 and 2011, we had a ratio of 2.9:1 and 2.8:1, respectively.

Liquidity and Capital Resources

Net cash provided by operating activities — Net cash provided by operating activities in dollars and as a percentage of net earnings were as follows:

	2012	2011	2010
Net cash provided	**$ 396,292**	268,489	240,488
% of net earnings	**94.2%**	75.0%	90.6%

The increases in the net cash provided in each of the three years was primarily due to increases in earnings. The lower percentage of the earnings figure in 2011 was primarily due to increases in inventory necessary to support our industrial vending and metalworking initiatives.

The approximate percentage mix of inventory stocked at our stores versus our distribution center locations was as follows at year end:

	2012	2011	2010
Store	**56%**	56%	57%
Distribution Center	**44%**	44%	43%
Total	**100%**	100%	100%

New stores open with the standard store model, which consists of a core stocking level of approximately $50 thousand per location. This inventory level grows as the level of business in a store grows.

Net cash used in investing activities — Net cash used in investing activities in dollars and as a percentage of net earnings were as follows:

	2012	2011	2010
Net cash used	**$ 107,204**	112,223	80,048
% of net earnings	**25.5%**	31.4%	30.2%

The changes in net cash used was primarily related to changes in our net capital expenditures as discussed below. The 2012 figure was partially offset by the liquidation of marketable securities late in the year to help fund our supplemental dividend payment.

Net property and equipment expenditures in dollars and as a percentage of net earnings were as follows:

	2012	2011	2010
Net capital expenditures	**$ 133,882**	116,489	69,138
% of net earnings	**31.8%**	32.5%	26.1%

The net capital expenditures increased over the three years. The increases were primarily caused by the dramatic increase in the number of FAST Solutions[SM] (industrial vending) machines deployed in our business.

Property and equipment expenditures in 2012, 2011, and 2010 consist of: (1) purchase of software and hardware for Fastenal's information processing systems, (2) addition of certain pickup trucks, (3) purchase of signage, shelving, and other fixed assets related to store openings, (4) addition of manufacturing and warehouse equipment, (5) expansion or improvement of certain owned or leased store properties, (6) expansion of Fastenal's distribution/trucking fleet, (7) cost related to the expansion of our Indianapolis, Indiana master distribution center (2010), (8) cost of a new manufacturing facility for our Holo-Krome business in Wallingford, Connecticut (2010), (9) purchases related to FAST Solutions[SM] (industrial vending), which primarily consists of automated vending equipment, and (10) cost related to the expansion of our Winona, Minnesota distribution center (2012 and 2011). Disposals of property and equipment consist of the planned disposition of certain pick-up trucks, semi-tractors, and trailers in the normal course of business, and the disposition of real estate relating to several store locations.

Set forth below is an estimate of our 2013 net capital expenditures and a recap of our 2012, 2011, and 2010 net capital expenditures.

Net capital expenditures	**2013 (Estimate)**	2012 (Actual)	2011 (Actual)	2010 (Actual)
Manufacturing, warehouse and packaging equipment, industrial vending equipment, and facilities	**$ 159,300**	105,278	83,607	50,822
Shelving and related supplies for store openings and for product expansion at existing stores	**6,200**	5,240	5,259	4,298
Data processing software and equipment	**10,500**	11,102	12,036	7,347
Real estate and improvements to store locations	**4,500**	6,014	5,157	1,740
Vehicles	**9,900**	10,772	13,984	9,390
Proceeds from sale of property and equipment	**(3,900)**	(4,524)	(3,554)	(4,459)
	$ 186,500	133,882	116,489	69,138

We anticipate funding our current expansion plans with cash generated from operations, from available cash and cash equivalents, and from our borrowing capacity. Because of the considerable cash required in 2013 for expanding our FAST Solutions[SM] (industrial vending) and increasing the use of automation in our distribution centers, together with the large dividend payout late in 2012, we established a $125,000 unsecured credit facility in December 2012, to provide additional cash flow in that month and in 2013 and 2014. In addition to opening new stores in the United States, we plan to continue opening additional stores in our foreign markets. As of year end, we had no material outstanding commitments for capital expenditures.

We have future commitments for facilities and equipment and for vehicles at year end. The facility and vehicle amounts primarily consist of future lease payments. The expected future cash obligations related to the commitments are as follows:

	Total	2013	2014 & 2015	2016 & 2017	After 2017
Facilities and equipment	$ 225,973	87,942	107,085	30,946	—
Vehicles	33,452	18,962	14,490	—	—
Total	**$ 259,425**	**106,904**	**121,575**	**30,946**	—

Net Cash Used in Financing Activities – Net cash used in financing activities in dollars and as a percentage of net earnings were as follows:

	2012	2011	2010
Net cash used	**$ 327,513**	181,819	182,814
% of net earnings	77.9%	50.8%	68.9%

The fluctuations are due to changes in the level of our dividend payments. This amount was partially offset by the exercise of stock options by our employees in 2012 and 2011. These items in dollars and as a percentage of earnings were as follows:

	2012	2011	2010
Dividends	**$ 367,306**	191,741	182,814
% of net earnings	**87.3 %**	53.6 %	68.9%
Stock purchases	—	—	—
% of net earnings	— %	— %	—%
Total returned to shareholders	**$ 367,306**	191,741	182,814
% of net earnings	**87.3 %**	53.6 %	68.9%
Proceeds from the exercise of stock options	**(29,644)**	(8,939)	—
% of net earnings	**(7.0)%**	(2.5)%	—
Net impact to cash used	**$ 337,662**	182,802	182,814
% of net earnings	**80.3 %**	51.1 %	68.9%

Stock Repurchase— We did not purchase any stock in 2012, 2011, or 2010. As of February 7, 2013, we have authority from our board of directors to purchase up to 1,800,000 shares of our common stock.

Dividends — We declared a dividend of $0.10 per share on January 16, 2013. We paid aggregate annual dividends per share of $1.24, $0.65, and $0.62 in 2012, 2011, and 2010, respectively.

Line of Credit — A description of our credit facility is contained in Note 10 of the 'Notes to Consolidated Financial Statements'. The description of our credit facility in Note 10 is incorporated herein by reference.

Effects of Inflation— We noted minimal price changes in 2012 and 2011.

Critical Accounting Policies— Our estimates related to certain assets and liabilities are an integral part of our consolidated financial statements. These estimates are considered critical because they require subjective and complex judgments.

Allowance for doubtful accounts – This reserve is for accounts receivable balances that are potentially uncollectible. The reserve is based on an analysis of customer accounts and our historical experience with accounts receivable write-offs. The analysis includes the aging of accounts receivable, the financial condition of a customer or industry, and general economic conditions. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results or if economic conditions worsen for our customers.

Inventory reserve – This reserve is for potentially obsolete inventory and shrinkage. The reserve is based on an analysis of inventory trends. The analysis includes inventory levels, sales information, physical inventory counts, cycle count adjustments, and the on-hand quantities relative to the sales history for the product. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

Health insurance reserve – This reserve is for incurred but not reported and reported and unpaid health claims. The reserve is based on an analysis of external data related to our historical claim reporting trends. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

General insurance reserve – This reserve is for general claims related to workers' compensation, property and casualty losses, and other self-insured losses. The reserve is based on an analysis of external data related to our historical general claim trends. Historically, results have reflected the reserves previously recorded. We believe the results could be materially different if historical trends do not reflect actual results.

Tax strategies – Our effective income tax rate is based on income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. We establish income tax reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions if challenged may or may not result in us prevailing. If we determine that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the largest amount that is greater than 50 percent likely of being realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. We regularly monitor our tax positions and tax liabilities. We re-evaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or reverse a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although we believe that we have adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our effective income tax rate in future periods.

Legal reserves – Occasionally we are involved in legal matters. The outcomes of these legal matters are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages that could require significant expenditures. We record a liability for these legal matters when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. Although we believe we have adequately provided for probable losses from litigation, the ultimate outcome of litigation could be materially different from reserves recorded.

New Accounting Pronouncements

A description of new accounting pronouncements is contained in Note 13 of the 'Notes to Consolidated Financial Statements'. The description of the new accounting pronouncements in Note 13 is incorporated herein by reference.

Proposed Accounting Pronouncements

A description of proposed accounting pronouncements is contained in Note 13 of the 'Notes to Consolidated Financial Statements'. The description of the proposed accounting pronouncements in Note 13 is incorporated herein by reference.

Geographic Information

Information regarding our revenues and long-lived assets by geographic area is contained in Note 8 of the 'Notes to Consolidated Financial Statements'. Risks related to our foreign operations are described earlier in this Form 10-K under the heading 'Certain Risks and Uncertainties' and 'Item 1A. Risk Factors'.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain market risks from changes in foreign currency exchange rates and commodity pricing. Changes in these factors cause fluctuations in our earnings and cash flows. We evaluate and manage exposure to these market risks as follows:

(1) Foreign Currency Exchange Rates – Foreign currency fluctuations can affect our net investments and earnings denominated in foreign currencies. Our primary exchange rate exposure is with the Canadian dollar against the United States dollar. Our estimated net earnings exposure for foreign currency exchange rates was not material at year end.

(2) Commodity Steel Pricing – We buy and sell various types of steel products; these products consist primarily of different types of threaded fasteners. During the last decade, there has been nominal movement in overall steel pricing, with some deflation occurring in the wake of the economic crisis of the Far East markets that occurred in the late 1990's. This trend reversed to inflation in the period from late 2003 to the early part of 2005 and again from mid 2007 to the fall of 2008. In the first half of 2009, we noted meaningful deflation. In 2010, we noted minimal price changes except for stainless steel which did inflate. Stainless steel products represent approximately 5% of our business. In 2011 and 2012, we noted nominal price increases. We are exposed to the impacts of commodity steel pricing and our related ability to pass through the impacts to our end customers.

(3) Commodity Energy Prices – We have market risk for changes in gasoline, diesel fuel, natural gas, and electricity; however, this risk is mitigated in part by our ability to pass freight costs to our customers, the efficiency of our trucking distribution network, and the ability, over time, to manage our occupancy costs related to the heating and cooling of our facilities through better efficiency.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Fastenal Company:

We have audited the accompanying consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the table of contents at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Fastenal Company's management is responsible for these consolidated financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fastenal Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Furthermore, in our opinion, Fastenal Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Minneapolis, Minnesota
February 7, 2013

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets
(Amounts in thousands except share information)

		December 31	
		2012	2011
ASSETS			
Current assets:			
Cash and cash equivalents	$	**79,611**	117,676
Marketable securities		**354**	27,165
Trade accounts receivable, net of allowance for doubtful accounts of $6,728 and $5,647, respectively		**372,159**	338,594
Inventories		**715,383**	646,152
Deferred income tax assets		**14,420**	16,718
Other current assets		**97,361**	89,833
Prepaid income taxes		**7,368**	—
Total current assets		**1,286,656**	1,236,138
Property and equipment, less accumulated depreciation		**516,427**	435,601
Other assets, net		**12,749**	13,209
Total assets	$	**1,815,832**	1,684,948
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	**78,019**	73,779
Accrued expenses		**126,155**	111,962
Income taxes payable		**—**	2,077
Total current liabilities		**204,174**	187,818
Deferred income tax liabilities		**51,298**	38,154
Commitments and contingencies (notes 5, 9, and 10)			
Stockholders' equity:			
Preferred stock, 5,000,000 shares authorized		**—**	—
Common stock, 400,000,000 shares authorized, 296,564,382 and 295,258,674 shares issued and outstanding, respectively		**2,966**	2,953
Additional paid-in capital		**61,436**	16,856
Retained earnings		**1,477,601**	1,424,371
Accumulated other comprehensive income		**18,357**	14,796
Total stockholders' equity		**1,560,360**	1,458,976
Total liabilities and stockholders' equity	$	**1,815,832**	1,684,948

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings
(Amounts in thousands except earnings per share)
For the year ended December 31,

		2012	2011	2010
Net sales	$	**3,133,577**	2,766,859	2,269,471
Cost of sales		**1,519,053**	1,332,687	1,094,635
Gross profit		**1,614,524**	1,434,172	1,174,836
Operating and administrative expenses		**941,236**	859,369	745,112
(Gain) Loss on sale of property and equipment		**(403)**	194	35
Operating income		**673,691**	574,609	429,689
Interest income		**464**	472	951
Earnings before income taxes		**674,155**	575,081	430,640
Income tax expense		**253,619**	217,152	165,284
Net earnings	$	**420,536**	357,929	265,356
Basic net earnings per share	$	**1.42**	1.21	0.90
Diluted net earnings per share	$	**1.42**	1.21	0.90
Basic weighted average shares outstanding		**296,089**	295,054	294,861
Diluted weighted average shares outstanding		**297,151**	295,869	294,861

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
(Amounts in thousands)
For the year ended December 31,

		2012	2011	2010
Net earnings	$	**420,536**	357,929	265,356
Other comprehensive income (loss), net of tax:				
Foreign currency translation adjustments (net of tax of $0 in 2012, 2011, and 2010)		**3,522**	(3,791)	5,062
Change in marketable securities (net of tax of $0 in 2012, 2011, and 2010)		**39**	95	35
Comprehensive income	$	**424,097**	354,233	270,453

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
(Amounts in thousands)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 2009	294,861	$ 2,948	(1,141)	1,175,641	13,395	1,190,843
Dividends paid in cash	—	—	—	(182,814)	—	(182,814)
Stock based compensation	—	—	4,030	—	—	4,030
Net earnings	—	—	—	265,356	—	265,356
Other comprehensive income (loss)	—	—	—	—	5,097	5,097
Balance as of December 31, 2010	294,861	$ 2,948	2,889	1,258,183	18,492	1,282,512
Dividends paid in cash	—	—	—	(191,741)	—	(191,741)
Stock options exercised	397	5	8,934	—	—	8,939
Stock based compensation	—	—	4,050	—	—	4,050
Excess tax benefits from stock based compensation	—	—	983	—	—	983
Net earnings	—	—	—	357,929	—	357,929
Other comprehensive income (loss)	—	—	—	—	(3,696)	(3,696)
Balance as of December 31, 2011	295,258	$ 2,953	16,856	1,424,371	14,796	1,458,976
Dividends paid in cash	—	—	—	(367,306)	—	(367,306)
Stock options exercised	1,306	13	29,631	—	—	29,644
Stock based compensation	—	—	4,800	—	—	4,800
Excess tax benefits from stock based compensation	—	—	10,149	—	—	10,149
Net earnings	—	—	—	420,536	—	420,536
Other comprehensive income (loss)	—	—	—	—	3,561	3,561
Balance as of December 31, 2012	**296,564**	**$ 2,966**	**61,436**	**1,477,601**	**18,357**	**1,560,360**

See accompanying notes to consolidated financial statements

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Amounts in thousands)
For the year ended December 31,

		2012	2011	2010
Cash flows from operating activities:				
Net earnings	$	**420,536**	357,929	265,356
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation of property and equipment		**53,459**	44,113	40,688
(Gain) Loss on sale of property and equipment		**(403)**	194	35
Bad debt expense		**9,726**	9,217	8,658
Deferred income taxes		**15,442**	15,747	1,602
Stock based compensation		**4,800**	4,050	4,030
Excess tax benefits from stock based compensation		**(10,149)**	—	—
Amortization of non-compete agreements		**593**	593	67
Changes in operating assets and liabilities:				
Trade accounts receivable		**(43,291)**	(77,678)	(64,622)
Inventories		**(69,231)**	(88,783)	(48,964)
Other current assets		**(7,528)**	(19,294)	(24,577)
Accounts payable		**4,240**	13,305	6,984
Accrued expenses		**14,193**	15,550	30,393
Income taxes		**704**	(3,222)	16,956
Other		**3,201**	(3,232)	3,882
Net cash provided by operating activities		**396,292**	268,489	240,488
Cash flows from investing activities:				
Purchase of property and equipment		**(138,406)**	(120,043)	(73,597)
Proceeds from sale of property and equipment		**4,524**	3,554	4,459
Net decrease (increase) in marketable securities		**26,811**	4,054	(581)
Increase (decrease) in other assets		**(133)**	212	(10,329)
Net cash used in investing activities		**(107,204)**	(112,223)	(80,048)
Cash flows from financing activities:				
Proceeds from exercise of stock options		**29,644**	8,939	—
Excess tax benefits from stock based compensation		**10,149**	983	—
Payment of dividends		**(367,306)**	(191,741)	(182,814)
Net cash used in financing activities		**(327,513)**	(181,819)	(182,814)
Effect of exchange rate changes on cash		**360**	(464)	1,215
Net decrease in cash and cash equivalents		**(38,065)**	(26,017)	(21,159)
Cash and cash equivalents at beginning of year		**117,676**	143,693	164,852
Cash and cash equivalents at end of year	$	**79,611**	117,676	143,693
Supplemental disclosure of cash flow information:				
Cash paid during each year for income taxes	$	**268,357**	205,614	146,726

See accompanying notes to consolidated financial statements

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Business Overview and Summary of Significant Accounting Policies

Business Overview

Fastenal is a leader in the wholesale distribution of industrial and construction supplies operating stores primarily located in North America. On December 31, 2012, we operated approximately 2,700 company-owned or leased store locations.

Principles of Consolidation

The consolidated financial statements include the accounts of Fastenal Company and its wholly-owned subsidiaries (collectively referred to as 'Fastenal' or by such terms as 'we', 'our', or 'us'). All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition and Accounts Receivable

Net sales include products, services, and freight and handling costs billed, net of any related sales incentives paid to customers and net of an estimate for product returns. We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable, and collectibility is probable. These criteria are met at the time the product is shipped to, or picked up by, the customer. We recognize billings for freight and handling charges at the time the products are shipped to, or picked up by, the customer. We recognize services at the time the service is provided to the customer. We estimate product returns based on historical return rates. Accounts receivable are stated at their estimated net realizable value. The allowance for doubtful accounts is based on an analysis of customer accounts and our historical experience with accounts receivable write-offs. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales in the accompanying consolidated statements of earnings.

Foreign Currency Translation and Transactions

The functional currency of our foreign operations is the applicable local currency. The functional currency is translated into United States dollars for balance sheet accounts (with the exception of retained earnings) using current exchange rates as of the balance sheet date, for retained earnings at historical exchange rates, and for revenue and expense accounts using a weighted average exchange rate during the period. The translation adjustments are deferred as a separate component of stockholders' equity captioned accumulated other comprehensive income. Gains or losses resulting from transactions denominated in foreign currencies are included in operating and administrative expenses in the consolidated statements of earnings.

Cash and Cash Equivalents

Cash and cash equivalents are held primarily at two financial institutions. For purposes of the consolidated statements of cash flows, we consider all highly-liquid money market instruments purchased with original maturities of three months or less to be cash equivalents.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Financial Instruments and Marketable Securities

All financial instruments are carried at amounts that approximate estimated fair value. The fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Assets measured at fair value are categorized based upon the lowest level of significant input to the valuations. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration. Level 3 inputs are unobservable inputs based upon our own assumptions used to measure assets and liabilities at fair value. In determining fair value we use observable market data when available.

Marketable securities as of December 31, 2012 and 2011 consist of common stock and debt securities. We classify our marketable securities as available-for-sale. Available-for-sale securities are recorded at fair value based on current market value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings but are included in comprehensive income and are reported as a separate component of stockholders' equity until realized, unless a decline in the market value of any available-for-sale security is below cost then the amount is deemed other than temporary and is charged to earnings, resulting in the establishment of a new cost basis for the security.

Inventories

Inventories, consisting of finished goods merchandise held for resale, are stated at the lower of cost (first in, first out method) or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation on buildings and equipment is provided for using the straight-line method over the anticipated economic useful lives of the related property. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. There were no impairments recorded during any of the three years reported in these consolidated financial statements.

Leases

We lease space under operating leases for several distribution centers, several manufacturing locations, and certain store locations with initial terms of one to 60 months. Most store locations have initial lease terms of 36 to 48 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements on operating leases are amortized over a 36-month period. We lease certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a non-cancellable lease term of one year, with renewal options for up to 72-months.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Other Long-Lived Assets

Other assets consist of prepaid security deposits, goodwill, non-compete agreements, and other related intangible assets. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is reviewed for impairment annually. The non-compete and related intangible assets are amortized on a straight-line basis over their estimated life.

Goodwill and other identifiable intangible long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or on an annual basis if no event or change occurs, to determine that the unamortized balances are recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset, and, in the case of goodwill, by also looking at an adverse change in legal factors or the business climate, a transition to a new product or services strategy, a significant change in the customer base, and/or a realization of failed marketing efforts. If the asset is deemed to be impaired, the amount of impairment is charged to earnings as a part of operating and administrative expenses in the current period. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Insurance Reserves

We are self-insured for certain losses relating to medical, dental, workers' compensation, and other casualty losses. Specific stop loss coverage is provided for catastrophic claims in order to limit exposure to significant claims. Losses and claims are charged to operations when it is probable a loss has been incurred and the amount can be reasonably estimated. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Product Warranties

We offer a basic limited warranty for certain of our products. The specific terms and conditions of those warranties vary depending upon the product sold. We typically recoup these costs through product warranties we hold with the original equipment manufacturers. Our warranty expense has historically been minimal.

Stockholders' Equity and Stock-Based Compensation

We have a stock option employee compensation plan ('stock option plan'). The options granted under our stock option plan vest and become exercisable over a period of up to eight years. Each option will terminate, to the extent not previously exercised, 13 months after the end of the relevant vesting period. Compensation expense equal to the grant date fair value is recognized for these awards over the vesting period.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense.

Earnings Per Share

Basic net earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of common stock outstanding during the year. Diluted net earnings per share is similar to basic net earnings per share except that the weighted average number of shares of common stock outstanding includes the incremental shares assumed to be issued upon the exercise of stock options considered to be 'in-the-money' (i.e. when the market price of our stock is greater than the exercise price of our outstanding stock options).

Segment Reporting

We have determined that we meet the aggregation criteria outlined in the accounting standards as our various operations have similar (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments. Therefore, we report as a single business segment.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Note 2. Financial Instruments and Marketable Securities

We follow a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to measurements involving significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, included in Level 1 that are observable either directly or indirectly.
- Level 3 inputs are unobservable for the asset or liability, but are based upon our own assumptions used to measure assets and liabilities at fair value.

The level in the fair value hierarchy within which a fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the placement in the fair value hierarchy of assets that are measured at fair value on a recurring basis:

December 31, 2012:	Total	Level 1	Level 2	Level 3
Common stock	$ 354	354	—	—
Total available-for-sale securities	$ 354	354	—	—

December 31, 2011:	Total	Level 1	Level 2	Level 3
Common stock	$ 320	320	—	—
Government and agency securities	26,845	26,845	—	—
Total available-for-sale securities	$ 27,165	27,165	—	—

There were no transfers between levels during 2012 and 2011.

As of December 31, 2012, our financial assets that are measured at fair value on a recurring basis include only common stock.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Marketable securities, all treated as available-for-sale securities, consist of the following:

December 31, 2012:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common stock	$ 197	157	—	354
Total available-for-sale securities	$ 197	157	—	354

December 31, 2011:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common stock	$ 197	123	—	320
Government and agency securities	26,851	—	(6)	26,845
Total available-for-sale securities	$ 27,048	123	(6)	27,165

The unrealized gains and losses recorded in accumulated other comprehensive income and the realized gains and losses recorded in earnings were immaterial during the three years reported in these consolidated financial statements.

Future maturities of our available-for-sale securities consist of the following:

	Less than 12 months		Greater than 12 months	
December 31, 2012:	Amortized cost	Fair value	Amortized cost	Fair value
Common stock	$ 197	354	—	—
Total available-for-sale securities	$ 197	354	—	—

Note 3. Long-Lived Assets

Property and equipment

Property and equipment at year end consists of the following:

	Depreciable life in years	2012	2011
Land	—	$ **31,831**	31,350
Buildings and improvements	15 to 40	**200,439**	172,372
Automated storage and retrieval equipment	5 to 30	**69,404**	61,371
Equipment and shelving	3 to 10	**398,240**	339,471
Transportation equipment	3 to 5	**52,093**	49,074
Construction in progress	—	**88,071**	71,466
		840,078	725,104
Less accumulated depreciation		**(323,651)**	(289,503)
Net property and equipment		$ **516,427**	435,601

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Note 4. Accrued Expenses

Accrued expenses at year end consist of the following:

	2012	2011
Payroll and related taxes	$ 19,614	16,808
Bonuses and commissions	14,159	16,233
Profit sharing contribution	11,110	7,717
Insurance	25,188	30,548
Promotions	13,581	10,866
Sales, real estate, and personal property taxes	38,562	26,676
Vehicle loss reserve and deferred rebates	200	743
Legal reserves	531	100
Other	3,210	2,271
	$ 126,155	111,962

Note 5. Stockholders' Equity

Our authorized, issued, and, outstanding shares (stated in whole numbers) at year end consist of the following:

	Par Value	2012	2011
Preferred Stock	.01/share		
Authorized		5,000,000	5,000,000
Shares issued and outstanding		—	—
Common Stock	.01/share		
Authorized		400,000,000	400,000,000
Shares issued and outstanding		296,564,382	295,258,674

Dividends

On January 16, 2013, our board of directors declared a quarterly dividend of $0.10 per share of common stock to be paid in cash on March 1, 2013 to shareholders of record at the close of business on February 1, 2013. We paid aggregate annual dividends per share of $1.24, $0.65, and $0.62 in 2012, 2011, and 2010, respectively.

Stock Options

The following tables summarize the details of grants made under our stock option plan that are still outstanding, and the assumptions used to value these grants. All options granted were effective at the close of business on the date of grant.

				December 31, 2012	
Date of grant	Options granted	Option exercise (strike) price	Closing stock price on date of grant	Options outstanding	Options vested
April 17, 2012	1,235,000	$ 54.00	$ 49.01	1,177,500	—
April 19, 2011	410,000	$ 35.00	$ 31.78	380,000	—
April 20, 2010	530,000	$ 30.00	$ 27.13	380,000	—
April 21, 2009	790,000	$ 27.00	$ 17.61	540,000	—
April 15, 2008	550,000	$ 27.00	$ 24.35	286,167	116,167
April 17, 2007	4,380,000	$ 22.50	$ 20.15	2,072,125	1,052,625
Total	7,895,000			4,835,792	1,168,792

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Date of grant	Risk-free interest rate	Expected life of option in years	Expected dividend yield	Expected stock volatility	Estimated fair value of stock option
April 17, 2012	0.9%	5.00	1.4%	39.25%	$ 13.69
April 19, 2011	2.1%	5.00	1.6%	39.33%	$ 11.20
April 20, 2010	2.6%	5.00	1.5%	39.10%	$ 8.14
April 21, 2009	1.9%	5.00	1.0%	38.80%	$ 3.64
April 15, 2008	2.7%	5.00	1.0%	30.93%	$ 7.75
April 17, 2007	4.6%	4.85	1.0%	31.59%	$ 5.63

All of the options in the tables above vest and become exercisable over a period of up to eight years. Each option will terminate, to the extent not previously exercised, 13 months after the end of the relevant vesting period.

The fair value of each share-based option was estimated on the date of grant using a Black-Scholes valuation method that uses the assumptions listed above. The expected life is the average length of time over which we expect the employee groups will exercise their options, which is based on historical experience with similar grants. Expected volatilities are based on the movement of our stock over the most recent historical period equivalent to the expected life of the option. The risk-free interest rate is based on the U.S. Treasury rate over the expected life at the time of grant. The dividend yield is estimated over the expected life based on our current dividend payout, historical dividends paid, and expected future cash dividends.

A summary of the activity under our stock option plan is as follows:

	Options outstanding	Exercise Price[1]	Remaining Life[2]
Outstanding as of January 1, 2012	5,132,750	$ 24.92	4.72
Granted	1,235,000	$ 54.00	8.41
Exercised/earned	(1,305,708)	$ 22.70	
Cancelled/forfeited	(226,250)	$ 34.12	
Outstanding as of December 31, 2012	4,835,792	$ 32.51	5.40
Exercisable as of December 31, 2012	1,168,792	$ 22.95	3.45

	Options outstanding	Exercise Price[1]	Remaining Life[2]
Outstanding as of January 1, 2011	5,320,000	$ 24.03	5.50
Granted	410,000	$ 35.00	7.93
Exercised/earned	(397,250)	22.50	
Cancelled/forfeited	(200,000)	$ 26.78	
Outstanding as of December 31, 2011	5,132,750	$ 24.92	4.72
Exercisable as of December 31, 2011	1,852,750	$ 22.50	3.16

1 Weighted-average exercise price
2 Weighted-average remaining contractual life in years

The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011, and 2010 was $34,424, $4,977, and $0, respectively. The intrinsic value represents the difference between the exercise price and fair value of the underlying shares at a specified date.

At December 31, 2012, there was $20,131 of total unrecognized compensation cost related to unvested stock options granted under the plan. The cost is expected to be recognized over a weighted average period of 4.69 years. The total fair value of shares vested under our stock option plan during 2012, 2011, and 2010 was $3,866, $9,168, and $1,125, respectively.

Total stock-based compensation expense related to our stock option plan was $4,800, $4,050, and $4,030 for 2012, 2011, and 2010, respectively.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Earnings Per Share

The following tables present a reconciliation of the denominators used in the computation of basic and diluted earnings per share and a summary of the options to purchase shares of common stock which were excluded from the diluted earnings calculation because they were anti-dilutive:

Reconciliation	2012	2011	2010
Basic-weighted average shares outstanding	**296,089,348**	295,053,790	294,861,424
Weighted shares assumed upon exercise of stock options	**1,061,602**	814,936	—
Diluted-weighted average shares outstanding	**297,150,950**	295,868,726	294,861,424

Summary of anti-dilutive options excluded	2012	2011	2010
Options to purchase shares of common stock	**847,254**	704,384	5,328,246
Weighted-average exercise prices of options	**$ 54.00**	32.05	23.94

Any dilutive impact summarized above would relate to periods when the average market price of our stock exceeded the exercise price of the potentially dilutive option securities then outstanding.

Note 6. Retirement Savings Plan

The Fastenal Company and Subsidiaries 401(k) and Employee Stock Ownership Plan covers all of our employees in the United States. Our employees in Canada may participate in a Registered Retirement Savings Plan. The general purpose of both of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. In addition to the contributions of our employees, we make a profit sharing contribution on an annual basis based on an established formula. Our contribution under this profit sharing formula was approximately $11,110, $7,717 and $5,005 for 2012, 2011, and 2010, respectively.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Note 7. Income Taxes

Earnings before income taxes were derived from the following sources:

		2012	2011	2010
Domestic	$	**649,098**	545,527	409,068
Foreign		**25,057**	29,554	21,572
	$	**674,155**	575,081	430,640

Components of income tax expense (benefit) are as follows:

2012 :		Current	Deferred	Total
Federal	$	202,095	14,742	216,837
State		27,586	981	28,567
Foreign		8,476	(261)	8,215
	$	238,157	15,462	253,619

2011 :		Current	Deferred	Total
Federal	$	164,125	17,343	181,468
State		28,669	(244)	28,425
Foreign		8,683	(1,424)	7,259
	$	201,477	15,675	217,152

2010 :		Current	Deferred	Total
Federal	$	136,247	(936)	135,311
State		22,914	(492)	22,422
Foreign		4,448	3,103	7,551
	$	163,609	1,675	165,284

Income tax expense in the accompanying consolidated financial statements differs from the expected expense as follows:

		2012	2011	2010
Federal income tax expense at the 'expected' rate of 35%	$	**235,954**	201,278	150,724
Increase (decrease) attributed to:				
State income taxes, net of federal benefit		**19,565**	18,210	14,259
State tax matters		**884**	737	1,238
Other, net		**(2,784)**	(3,073)	(937)
Total income tax expense	$	**253,619**	217,152	165,284

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at year end are as follows:

	2012	2011
Deferred income tax asset (liability):		
Inventory costing and valuation methods	$ **4,045**	4,643
Allowance for doubtful accounts receivable	**2,618**	2,202
Insurance claims payable	**7,825**	10,807
Promotions payable	**945**	797
Accrued legal reserves	**207**	39
Stock based compensation	**4,715**	5,853
Federal and state benefit of uncertain tax positions	**1,871**	1,632
Other, net	**267**	920
Total deferred income tax assets	**22,493**	26,893
Property and equipment	**(59,371)**	(48,329)
Total deferred income tax liabilities	**(59,371)**	(48,329)
Net deferred income tax asset (liability)	$ **(36,878)**	(21,436)

No significant valuation allowance for deferred tax assets was necessary as of December 31, 2012 and 2011. The character of the deferred tax assets is such that they can typically be realized through carryback to prior tax periods or offset against future taxable income.

A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows:

	2012	2011
Balance at start of year:	$ **4,653**	3,617
Increase related to prior year tax positions	**172**	578
Decrease related to prior year tax positions	**(1,025)**	(65)
Increase related to current year tax positions	**2,170**	523
Decrease related to statute of limitation lapses	**—**	—
Settlements	**(639)**	—
Balance at end of year:	$ **5,331**	4,653

Included in the liability for unrecognized tax benefits is an immaterial amount for interest and penalties, both of which we classify as a component of income tax expense. The amount of unrecognized tax benefits that would favorably impact the effective tax rate, if recognized, is not material.

Fastenal Company or one of its subsidiaries files income tax returns in the United States federal jurisdiction, all states, and various foreign jurisdictions. With limited exceptions, we are no longer subject to income tax examinations by taxing authorities for taxable years before 2009 in the case of United States federal and non-United States examinations and 2008 in the case of state and local examinations.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Note 8. Geographic Information

Our revenues and long-lived assets relate to the following geographic areas:

Revenues	2012	2011	2010
United States	$ 2,798,124	2,474,805	2,067,860
Canada	218,570	198,592	145,078
Other foreign countries	116,883	93,462	56,533
	$ 3,133,577	2,766,859	2,269,471

Long-Lived Assets	2012	2011	2010
United States	$ 495,609	426,329	361,083
Canada	15,954	11,105	9,536
Other foreign countries	17,613	11,376	6,814
	$ 529,176	448,810	377,433

The accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Long-lived assets consist of property and equipment, location security deposits, goodwill, and other intangibles. Revenues are attributed to countries based on the location of the store from which the sale occurred. No single customer represents 10% or more of our consolidated net sales.

Note 9. Operating Leases

We lease space under non-cancelable operating leases for several distribution centers, several manufacturing locations, and certain store locations with initial terms of one to 60 months. Most store locations have initial lease terms of 36 to 48 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements, with a net book value of $2,180 at December 31, 2012, on operating leases are amortized over a 36-month period. We lease certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a non-cancellable lease term of approximately one year, with renewal options for up to 72-months. Our average lease term for pick-ups is typically for 28 to 36 months. Future minimum annual rentals for the leased facilities and the leased vehicles are as follows:

	Leased facilities	Leased vehicles	Total
2013	$ 87,942	18,962	106,904
2014	64,092	10,017	74,109
2015	42,993	4,473	47,466
2016	23,343	—	23,343
2017	7,603	—	7,603
2018 and thereafter	—	—	—
	$ 225,973	33,452	259,425

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Rent expense under all operating leases was as follows:

		Leased facilities	Leased vehicles	Total
2012	**$**	**96,540**	**29,039**	**125,579**
2011	$	95,808	23,866	119,674
2010	$	92,854	21,540	114,394

Certain operating leases for vehicles contain residual value guarantee provisions which would generally become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The aggregate residual value guarantee related to these leases is approximately $43,654. We believe the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote, except for a $200 loss on disposal reserve provided at December 31, 2012. Our fleet also contains vehicles we estimate will settle at a gain. Gains on these vehicles will be recognized when we sell or dispose of the vehicle or at the end of the lease term.

Note 10. Commitments and Contingencies

Credit Facilities and Commitments

In December 2012, we entered into a new $125 million unsecured revolving credit facility. The facility includes a $40 million letter of credit subfacility. The facility will expire, and any outstanding loans under the facility will mature on December 13, 2015. At year end there was one letter of credit outstanding under the facility, with an undrawn balance of $29,250. No loans were outstanding under the facility at year end.

Loans under the facility, other than swing line loans, bear interest at a rate per annum equal to, at our election, either (i) LIBOR for an interest period of one month, reset daily, plus 0.875%, or (ii) LIBOR for an interest period of one, two, three, six or twelve months as selected by us, reset at the end of the selected interest period, plus 0.875%. Swing line loans bear interest at a rate per annum equal to LIBOR for an interest period of one month, reset daily, plus 0.875%. We pay a commitment fee for the unused portion of the facility of 0.10% per annum, if the average quarterly utilization of the facility is 20% or more, or 0.125% per annum, if the average quarterly utilization of the facility is less than 20%. For each letter of credit issued under the facility, we pay a commission fee on the amount available to be drawn under such letter of credit equal to 0.875% per annum and, subject to certain exceptions, an issuance fee equal to 0.075% of the face amount of such letter of credit.

During 2001, we completed the construction of a new building for our Kansas City warehouse, and completed an expansion of this warehouse in 2004. We were required to obtain financing for the construction and expansion of this facility under an Industrial Revenue Bond ('IRB'). We subsequently purchased 100% of the outstanding bonds under the IRB at par. In addition to purchasing the outstanding obligations, we have a right of offset included in the IRB debt agreement. Accordingly, we have netted the impact of the IRB in the accompanying consolidated financial statements. The outstanding balance of the IRB was approximately $3,200 and $9,733 at December 31, 2012 and 2011, respectively.

Legal Contingencies

We are involved in certain legal actions. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, that could require significant expenditures or result in lost revenues. We record a liability for these legal actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. As of December 31, 2012, there were no material litigation matters that we consider to be probable or reasonably estimable.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Note 11. Sales by Product Line

The percentages of our net sales by product line are as follows:

Type	Introduced	2012	2011	2010
Fasteners[1]	1967	**44.0%**	46.9%	49.1%
Tools	1993	**9.3%**	9.4%	9.3%
Cutting tools	1996	**5.1%**	4.6%	4.4%
Hydraulics & pneumatics	1996	**7.6%**	7.8%	7.2%
Material handling	1996	**6.0%**	6.1%	6.1%
Janitorial supplies	1996	**6.6%**	6.2%	6.1%
Electrical supplies	1997	**4.7%**	4.7%	4.6%
Welding supplies	1997	**4.3%**	3.9%	3.6%
Safety supplies	1999	**9.3%**	7.9%	7.0%
Metals	2001	**0.5%**	0.5%	0.5%
Direct ship[2]	2004	**1.6%**	1.6%	1.6%
Office supplies	2010	**0.1%**	0.1%	0.1%
Other		**0.9%**	0.3%	0.4%
		100.0%	100.0%	100.0%

1 Fastener product line represents fasteners and miscellaneous supplies.

2 Direct ship represents a cross section of products from the eleven product lines. The items included here represent certain items with historically low margins which are shipped directly from our distribution channel to our customers, bypassing our store network.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Note 12. Subsequent Events

We evaluated all subsequent event activity and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements, with the exception of the dividend disclosed in note 5.

Note 13. New and Proposed Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board ('FASB') issued Accounting Standards Update ('ASU') No. 2011-06, *Comprehensive Income (Topic 820).* This accounting standard update eliminates the option to present components of other comprehensive income as part of the statement of equity and requires that the total of comprehensive income, the components of net income, and the components of other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. It also requires presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This accounting standard update was effective beginning in our first quarter of fiscal 2012. The adoption of this accounting standard did not have an impact on our financial statements other than the presentation of the required information.

In August 2011, the FASB issued ASU No. 2011-08, *Intangibles-Goodwill and Other (Topic 350) Testing Goodwill for Impairment* (and in February 2012 provided additional information with the issuance of ASU No. 2012-02). These updates approved a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. We adopted these accounting standard updates in the quarters they were issued. The adoption of these accounting standard updates did not have a material impact on our financial statements.

Proposed Accounting Pronouncements

In recent exposure drafts, the International Accounting Standards Board and the FASB proposed a new approach to the accounting for leases. From a lessee's perspective, the exposure drafts propose to abolish the distinction between operating and finance/capital leases. In its place, a right-of-use model would be used. This proposal, as currently written, would require the lessee to recognize an asset for its right to use the underlying leased asset and a liability for its obligation to make lease payments. This would lead to an increase in assets and liabilities for leases currently classified as operating leases and could also lead to a change in timing as to when the expense is recognized. This exposure draft is not yet finalized; however, we believe knowledge of this information is useful to the reader of our financial statements as many of our store locations and many of our vehicles are currently leased, and those leases are accounted for as operating leases.

Fastenal Company and Subsidiaries
Notes to Consolidated Financial Statements—Continued

Note 14. Selected Quarterly Financial Data (Unaudited)

(Amounts in thousands except per share information)

2012 :	Net sales	Gross profit	Pre-tax earnings	Net earnings	Basic net earnings per share[1]
First quarter	$ 768,875	394,177	161,129	100,194	0.34
Second quarter	804,890	415,151	179,039	112,306	0.38
Third quarter	802,577	414,375	175,836	109,320	0.37
Fourth quarter	757,235	390,821	158,151	98,716	0.33
Total	$ 3,133,577	1,614,524	674,155	420,536	1.42

2011 :	Net sales	Gross profit	Pre-tax earnings	Net earnings	Basic net earnings per share[1]
First quarter	$ 640,583	333,380	128,811	79,547	0.27
Second quarter	701,730	366,233	150,182	94,112	0.32
Third quarter	726,742	377,381	155,319	96,798	0.33
Fourth quarter	697,804	357,178	140,769	87,472	0.30
Total	$ 2,766,859	1,434,172	575,081	357,929	1.21

[1] Note – Amounts may not foot due to rounding difference.

*****End of Notes to Consolidated Financial Statements*****

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the 'Securities Exchange Act')). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including the principal executive officer and principal financial officer, to allow for timely decisions regarding required disclosure.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under this item is contained earlier in this Form 10-K under the heading 'Item 8, Financial Statements and Supplementary Data'.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2012. There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

/s/ Willard D. Oberton	/s/ Daniel L. Florness
Willard D. Oberton	Daniel L. Florness
Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Winona, MN
February 7, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Incorporated herein by reference is the information appearing under the headings 'Proposal #1 — Election of Directors', 'Corporate Governance and Director Compensation—Board Leadership Structure and Committee Membership', 'Corporate Governance and Director Compensation—Audit Committee', and 'Corporate Governance and Director Compensation—Section 16(a) Beneficial Ownership Reporting Compliance' in the Proxy Statement. See also Part I hereof under the heading 'Item X. Executive Officers of the Registrant'.

There were no material changes to the procedures by which security holders may recommend nominees to the board of directors since our last report, except that those recommendations should now be directed to our nominating committee in lieu of our board of directors in the manner described in the Proxy Statement under the heading 'Corporate Governance and Director Compensation—Nominating Committee'.

In January 2004, our board of directors adopted a supplement to our existing standards of conduct designed to qualify the standards of conduct as a code of ethics within the meaning of Item 406(b) of Regulation S-K promulgated by the SEC ('Code of Ethics'). The standards of conduct, as supplemented, apply to all of our directors, officers, and employees, including without limitation our chief executive officer, chief financial officer, principal accounting officer, and controller (if any), and persons performing similar functions ('Senior Financial Officers'). Those portions of the standards of conduct, as supplemented, that constitute a required element of a Code of Ethics are available without charge by submitting a request to us pursuant to the directions detailed on our website at www.fastenal.com. In the event we amend or waive any portion of the standards of conduct, as supplemented, that constitutes a required element of a Code of Ethics and such amendment or waiver applies to any of our Senior Financial Officers, we intend to post on our website, within four business days after the date of such amendment or waiver, a brief description of such amendment or waiver, the name of each Senior Financial Officer to whom the amendment or waiver applies, and the date of the amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference is the information appearing under the headings 'Corporate Governance and Director Compensation—Compensation Committee Interlocks and Insider Participation', 'Executive Compensation', and 'Corporate Governance and Director Compensation—Compensation of our Directors' in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference is the information appearing under the heading 'Security Ownership of Principal Shareholders and Management' in the Proxy Statement.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	4,835,792	$32.51	7,323,940
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	4,835,792		7,323,940

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference is the information appearing under the headings 'Corporate Governance and Director Compensation—Director Independence and Other Board Matters', 'Corporate Governance and Director Compensation—Related Person Transaction Approval Policy', 'Corporate Governance and Director Compensation—Transactions with Related Persons', and 'Corporate Governance and Director Compensation—Director Nominations Process' in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference is the information appearing under the heading 'Audit and Related Matters—Audit and Related Fees' and 'Audit and Related Matters—Pre-Approval of Services' in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) 1. Financial Statements:

Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Earnings for the years ended December 31, 2012, 2011, and 2010
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, 2011, and 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules:
Schedule II—Valuation and Qualifying Accounts

3. Exhibits:

3.1 Restated Articles of Incorporation of Fastenal Company, as amended effective as of April 17, 2012 (incorporated by reference to Exhibit 3.1 to Fastenal Company's Form 10-Q for the quarter ended March 31, 2012)

3.2 Restated By-Laws of Fastenal Company (incorporated by reference to Exhibit 3.2 to Fastenal Company's Form 8-K dated as of October 15, 2010)

10.1 Description of Bonus Arrangements for Executive Officers (incorporated by reference to the information appearing under the heading 'Executive Compensation – Compensation Discussion and Analysis' in the Proxy Statement)*

10.2 Fastenal Company Stock Option Plan (incorporated by reference to Exhibit A to Fastenal Company's Proxy Statement dated February 23, 2007)*

10.3 Fastenal Company Incentive Plan (incorporated by reference to Appendix A to Fastenal Company's Proxy Statement dated February 23, 2012)*

10.4 Credit Agreement dated as of December 13, 2012 among Fastenal Company, the Lenders from time to time party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender (incorporated by reference to Exhibit 10.1 to Fastenal Company's Form 8-K dated as of December 19, 2012)

13 Portions of 2012 Annual Report to Shareholders not included in this Form 10-K (only those sections specifically incorporated by reference in this Form 10-K shall be deemed filed with the SEC)

21 List of Subsidiaries

23 Consent of Independent Registered Public Accounting Firm

31 Certifications under Section 302 of the Sarbanes-Oxley Act of 2002

32 Certification under Section 906 of the Sarbanes-Oxley Act of 2002

101 The following materials formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Stockholders' Equity, and (vi) the Notes to Consolidated Financial Statements.

We will furnish copies of these Exhibits upon request and payment of our reasonable expenses in furnishing the Exhibits.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b).

FASTENAL COMPANY

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2012, 2011, and 2010
(Amounts in thousands)

Description	Balance at beginning of year	"Additions" charged to costs and expenses	"Other" additions (deductions)	"Less" deductions	Balance at end of year
Year ended December 31, 2012					
Allowance for doubtful accounts	$ 5,647	9,726	—	8,645	6,728
Insurance reserves	$ 30,548	43,024 [1]	—	48,384 [2]	25,188
Year ended December 31, 2011					
Allowance for doubtful accounts	$ 4,761	9,217	—	8,331	5,647
Insurance reserves	$ 28,067	46,287 [1]	—	43,806 [2]	30,548
Year ended December 31, 2010					
Allowance for doubtful accounts	$ 4,086	8,658	—	7,983	4,761
Insurance reserves	$ 23,722	47,848 [1]	—	43,503 [2]	28,067

1 Includes costs and expenses incurred for premiums and claims related to health and general insurance.
2 Includes costs and expenses paid for premiums and claims related to health and general insurance.

See accompanying Report of Independent Registered Public Accounting Firm incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2013

FASTENAL COMPANY

By /s/ Willard D. Oberton
Willard D. Oberton, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 7, 2013

By	/s/ Willard D. Oberton Willard D. Oberton, Chief Executive Officer (Principal Executive Officer) and Director	By	/s/ Daniel L. Florness Daniel L. Florness, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
By	/s/ Robert A. Kierlin Robert A. Kierlin, Director (Chairman)	By	/s/ Stephen M. Slaggie Stephen M. Slaggie, Director
By	/s/ Michael M. Gostomski Michael M. Gostomski, Director	By	/s/ Michael J. Dolan Michael J. Dolan, Director
By	/s/ Reyne K. Wisecup Reyne K. Wisecup, Director	By	/s/ Hugh L. Miller Hugh L. Miller, Director
By	/s/ Michael J. Ancius Michael J. Ancius, Director	By	/s/ Scott A. Satterlee Scott A. Satterlee, Director
By	/s/ Rita J. Heise Rita J. Heise, Director	By	/s/ Darren R. Jackson Darren R. Jackson, Director

INDEX TO EXHIBITS

3.1	Restated Articles of Incorporation of Fastenal Company, as amended	Incorporated by Reference
3.2	Restated By-Laws of Fastenal Company	Incorporated by Reference
10.1	Description of Bonus Arrangements for Executive Officers	Incorporated by Reference
10.2	Fastenal Company Stock Option Plan	Incorporated by Reference
10.3	Fastenal Company Incentive Plan	Incorporated by Reference
10.4	Credit Agreement dated as of December 13, 2012 among Fastenal Company, the Lenders from time to time thereto, and Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender	Incorporated by Reference
13	Portions of 2012 Annual Report to Shareholders not included in this Form 10-K (only those sections specifically incorporated by reference in this Form 10-K shall be deemed filed with the SEC)	Electronically Filed
21	List of Subsidiaries	Electronically Filed
23	Consent of Independent Registered Public Accounting Firm	Electronically Filed
31	Certifications under Section 302 of the Sarbanes-Oxley Act of 2002	Electronically Filed
32	Certification under Section 906 of the Sarbanes-Oxley Act of 2002	Electronically Filed
EX 101.INS	XBRL Instance Document	Electronically Filed
EX 101.SCH	XBRL Taxonomy Extension Schema Document	Electronically Filed
EX 101.CAL	XBRL Taxonomy Calculation Linkbase Document	Electronically Filed
EX 101.DEF	XBRL Taxonomy Definition Linkbase Document	Electronically Filed
EX 101.LAB	XBRL Taxonomy Label Linkbase Document	Electronically Filed
EX 101.PRE	XBRL Taxonomy Presentation Linkbase Document	Electronically Filed

Exhibit 21

Subsidiaries of Fastenal Company

Geographic Location	Subsidiary name	Doing business as	Year incorporated	Jurisdiction of incorporation
North America				
United States	Fastenal International Holdings Company	Same	1994	Minnesota
	Fastenal Company Purchasing	Same	1997	Minnesota
	Fastenal Company Leasing	Same	1997	Minnesota
	Fastenal IP Company	Same	2005	Minnesota
	Fastenal Air Fleet, LLC	Same	2006	Minnesota
Canada	Fastenal Canada, Ltd.	Same	2008	Canada
Mexico	Fastenal Mexico Services S. de R.L. de C.V.	Same	1999	Mexico
	Fastenal Mexico S. de R.L. de C.V.	Same	1999	Mexico
Central & South America				
Panama	Fastenal Panama S.A.	Same	2009	Panama
	Fastenal Latin America, S.A.	Same	2011	Panama
Brazil	Fastenal Brasil Importação, Exportação e Distribuição Ltda.	Same	2011	Brazil
	Fastenal Brasil Participacoes Ltda.	Same	2011	Brazil
	Fabrica Catarinense de Fixadores*	Same	2012	Brazil
Colombia	Fastenal Colombia S.A.S.	Same	2012	Colombia
Asia				
China	Fastenal Asia Pacific Limited	Same	2003	Hong Kong, China
	FASTCO (Shanghai) Trading Co., Ltd.	Same	2003	Shanghai, China
	Fastenal (Shanghai) International Trading Co. Ltd.	Same	2012	Shanghai, China
	Fastenal (Tianjin) International Trading Co. Ltd.	Same	2012	Tianjin, China
	Fastenal (Shenzhen) International Trading Co. Ltd.	Same	2012	Shenzhen, China
Southeast Asia				
Singapore	Fastenal Singapore PTE Ltd.	Same	2001	Singapore
Malaysia	Fastenal Malaysia SDN BHD	Same	2009	Malaysia
Thailand	Fastenal (Thailand) Ltd.	Same	2012	Thailand
Europe				
The Netherlands	Fastenal Europe, B.V.	Same	2003	The Netherlands
Hungary	Fastenal Europe, Kft.	Same	2009	Hungary
United Kingdom	Fastenal Europe, Ltd.	Same	2010	United Kingdom
Germany	Fastenal Europe GmbH	Same	2011	Germany
Czech Republic	Fastenal Europe, s.r.o.	Same	2011	Czech Republic
Italy	Fastenal Europe S.r.l.	Same	2011	Italy
Romania	Fastenal Europe RO S.r.l.	Same	2012	Romania

* Note: This is a 50% joint venture engaged in manufacturing.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Fastenal Company:

We consent to the incorporation by reference in the registration statements (no. 333-52765, no. 333-134211, no. 333-162619, and no. 333-176401) on Form S-8 of Fastenal Company of our report dated February 7, 2013, relating to the consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows, and the related financial statement schedule for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report is included in the annual report on Form 10-K for the year ended December 31, 2012, of Fastenal Company.

/s/ KPMG LLP

Minneapolis, Minnesota
February 7, 2013

Exhibit 31

CERTIFICATIONS

I, Willard D. Oberton, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2013

/s/ Willard D. Oberton

Willard D. Oberton
Chief Executive Officer
(Principal Executive Officer)

CERTIFICATIONS

I, Daniel L. Florness, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2013

/s/ Daniel L. Florness

Daniel L. Florness
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Fastenal Company.

A signed original of this written statement required by Section 906 has been provided to Fastenal Company and will be retained by Fastenal Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date February 7, 2013

/s/ Willard D. Oberton	/s/ Daniel L. Florness
Willard D. Oberton	Daniel L. Florness
Chief Executive Officer	Chief Financial Officer
(Principal Executive Officer)	(Principal Financial Officer)

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Tales From Another Time

... the life of Scruggs, the world's most interesting bagger owner

"Scruggs" — he told me that's the only name he goes by — got his first bagger in a trade. "Guy traded me his '62 Pan for my Honda street scrambler," he said. The Honda was a year-old 1967 CL77, and, according to Scruggs, the Panhead wore a windshield and a pair of bubble bags, not to mention its own oil. "The guy thanked me for the trade and then rode away. I rode away, too, but only after about 100 kicks and 30 minutes of cursing before that 74" engine finally fired up."

It was just another episode in the life of Scruggs, the world's most interesting bagger owner. "I've been riding baggers ever since," said Scruggs, "because that's been the only bike I've owned ever since."

And since that fateful trade in 1968, Scruggs has shared some pretty outrageous adventures with that old bagger. That includes skydiving, scuba diving (well, sort of), and ghost hunting.

"Yeah," said Scruggs, "I took the bike up in a plane once, and then jumped out with it. No big deal." But it *was* a big deal, so I prodded him for more. "Well, I packed both bags with parachutes, took off the windshield, and my Army paratrooper buddy Mark showed me how to attach a bigger parachute to the front end. I figured three chutes should be enough to get me to the ground okay."

It was one of those cargo planes used in Southeast Asia, one with a loading ramp in the back. Mark's CIA buddy — he wouldn't divulge his name, so I just called him 'Double-Oh Seven' — strapped that big bike to the floor with its front wheel facing out, told me to sit in the seat and hold on tight, then we flew up to the sky."

Just before takeoff, Scruggs indicated he wanted to do a little free-falling before deploying the parachutes, so Mark suggested they drop the bike from as high an altitude as possible to give the parachutes time to fully open. Double-Oh Seven said they shouldn't go much higher than 10,000' due to oxygen restraints. "We settled on 13,000'," said Scruggs. "At that altitude, I fired up the engine, and waited for Double-Oh to give me the signal. When he did, I put the bike in gear and accelerated out the rear hatch. I wanted to do a back flip, which I did, but it wasn't in the direction I intended to roll because the angle of the ramp set me in a forward flip. Kinda scary, but I managed to hold on. What really worried me, though, was how the chutes would open. Mark devised a single rip cord to open all three chutes at once. It worked, and I landed safely on that flat Texas landscape. I'm glad I put 50 pounds of air in those tires — it was a pretty hard landing."

Now, about that scuba diving incident, Scruggs confesses that he really didn't go scuba diving with the bike as he did *for* it. "A friend in Florida bet me that I couldn't jump onto the ferry boat after it left the dock," recalled Scruggs. "I bet that I could, because the loading ramp on the dock lifted up, making for a pretty decent ramp, and we figured it was a way to make a safe landing on the upper deck. Well, I lost that bet, landed a few feet shy, so we spent the next day diving for the bike. Took me all winter cleaning out the salt water. Heck, it even leaked into the transmission, and I hate rebuilding transmissions."

It was during the rebuild that Scruggs heard tales of a ghost in Montana. "It was some sheriff's ghost," explained Scruggs, "who was killed in a gunfight, if you want to call it a gunfight. Got shot in the back by some drunk sailor. He must have been drunk, because he was probably a thousand miles or so from his ship. Anyway, the sheriff's ghost was said to be seen at only certain times of the year, so I high-tailed it up to Montana in time for one of the sightings."

To this day Scruggs can't explain exactly what he saw, only that he swears he saw it. "I was riding into town," Scruggs continues, "and up ahead I saw this man standing in the ghost town's main street, just staring down at me as I approached. He drew his pistol, and I could practically feel the bullet zip past my head. I was wearing a helmet, but it probably wouldn't have saved me anyway." By the time Scruggs stopped the bike, the man was gone, vanished into thin air. "I searched all over that ghost town for him; I had my nine with me, so I figured it was going to be a fair fight if we met again, but I never saw him. To this day my friends think it was an aberration caused by that old windshield, but I swear I saw what I saw."

I pried a few more tall tales out of Scruggs, but they can wait for another time. After all, this is March and the first of April — time for another riding season to begin. So let's saddle up and create our own tales for now. Meanwhile I'll keep Scruggs' taillight in sight. **MB**



DAIN GINGERELLI
Editor
Editor@MotorcycleBagger.com



Using Your Head and Eyes

Learning to use your head and eyes to scan the road ahead may well be the most important technique you can adopt for riding your bagger

I received an e-mail the other day from a *Motorcycle Bagger* reader who described how he narrowly escaped crashing his bagger on a mountain road. The reader stated that he was riding up a winding road that had sharp switchback turns. He said that some of the turns were so bad that he had to slow to about 5 mph to avoid running off the road. To make matters even worse for him, there were no guardrails, and the drop-off at the edge of the road in some places was several hundred feet down and often filled with boulders and trees. In one particular left-hand switchback, he came within inches of riding off a cliff because it seemed the bike just wouldn't turn as sharply as it needed to safely make the turn.

His question to me was "How do I avoid a close call like that in the future?" My answer can be summed up in three words: head and eyes.

Learning to use your head and eyes to scan the road ahead may well be the most important technique you can adopt for riding your bagger. Moreover, you must train yourself to use this technique because it typically doesn't come naturally. It is, in fact, the exact opposite of your instincts that tell you to keep your eyes trained straight ahead at all times. Your brain tells you to focus your attention on the very thing you want to avoid: the edge of the road, an oncoming vehicle, or even a pothole in the road. When your brain tells you to look at the obstacle, you will then naturally steer straight toward it. This phenomenon is the same whether you're driving a car, maneuvering a snowmobile, piloting a personal watercraft, or, of course, riding a motorcycle.

You've probably heard of a skier who ran right into a tree. The reason he did that was because the tree was the object that his eyes were trained on in the first place. He looked at the tree, became fixated on the tree, and ran into it.

Among the most common crash situations for motorcycle riders is a simple failure to negotiate a curve in the road. And, generally speaking, the main reason a rider fails to negotiate a curve is because he looks where he's going instead of where he wants (or, more appropriately, needs) to go. In short, not only does your brain tell you to look at the obstacle you don't want to hit, but if you try to turn your head, your brain responds by telling you to raise your shoulder so that your chin pushes against it so you can't turn your head. I see this in my class all the time. I have to constantly remind riders to keep their shoulders down and turn their heads. Once they do, the head and eyes turn, and the hands steer the bike in the correct direction.

But there's also good news: you can train your brain to use the head-and-eyes technique so that it becomes almost instinctive. The secret is repetition; by practicing for just a few hours, the technique will become a reflex for you while riding your bagger. The best exercise I know to teach someone to use his head and eyes is the figure eight. Use some chalk to mark off two 30' circles side by side on the pavement of a vacant parking lot, and then put an X at the point where the two circles intersect. Steer your bagger in a figure eight, and when you ride over the X immediately turn your head and eyes to look back at the X. You'll soon notice that the faster you turn your head and eyes toward the X, the farther inside the circles you'll be and the tighter your turns will become. Remember to stay in the friction zone and gently jab the rear brake to keep the bike steady while you make these slow turns. And keep your shoulders down. **MB**

Jerry "Motorman" Palladino demonstrates safe riding tips at bike rallies. His Ride Like A Pro *book and DVD are available at* RideLikeAPro.com.




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Eat, Drink, And Be Merry

This, I feel, is another example of the destination being as beautiful as the journey. I used a Nikon D90 with Nikkor 18-200mm lens to capture this bird's-eye view of Donner Lake from Donner Summit in northern California. Despite this part of the Sierra Nevada Mountains being the final resting place for many members of the infamous Donner party, I can assure you no cannibalism took place on this particular ride.

MARK REYNAUD
Via e-mail

Mark, no bones about it, that's a nice view of Donner Lake.

WRITE TO US! We welcome letters on any bagger-related subject, with or without photos, whether we agree with your point of view or not. Ideally it would be nice to include images of our readers and their baggers with the letters, but that is not mandatory. Physical letters and photos can be sent to *American Iron Motorcycle Bagger*, Mailbag, 1010 Summer Street, Stamford, CT 06905. Letters (with or without photos) can also be e-mailed to Mailbag@MotorcycleBagger.com. Images need to be high-resolution, JPEG images (at least 300 dpi at 3" x 5") so that they reproduce properly. Be sure to include your name, address, and a brief description of your bike and the photo setting with your letter. And although we reserve the unscrupulous right to edit, shorten, or change your letters so they make no sense at all, we do promise not to mess with your images.

Keep On Truckin'

When I read the letter concerning trucks using Interstate-5 in California (August), I was disturbed to see how biased you seem to be against trucks. I and many other truck drivers also own and ride motorcycles. The reason it takes so long for a truck to pass another truck in California is that the Golden State will not raise its speed limit to a decent speed for trucks. If Cali would get out of the Stone Age and rise up to where all other states are with their speed limits, trucks would not be hogging the road while trying to pass. If you want to argue with someone about truck speed limits, you should argue with the establishment in California, not the truck drivers who deliver everything from toothpaste to toilet paper.

ALLEN MILLER
Via e-mail

Allen, point well taken. While California's lawmakers might be hesitant to bump up the speed limit for truckers, one thing is for certain — the Golden State's legislators have always been quick to raise taxes in our fair state! — Dain

Show Me The Money

I just read your editorial on collectors driving prices up on motorcycles



(September), and I have to agree. I recently visited Kersting's Harley-Davidson dealership in Winamac, Indiana, that also includes a museum. It's nice to view the bikes, but there are some old bikes that are now showpieces. I think they should be ridden!

Collectors aren't the only people driving prices up — it's also owners. A

few years ago, I was in the market to buy a bike. I saw a 1937 Knuckle, and I wanted it badly, but the guy wanted what is was worth to him, not the actual worth, so I had to pass. I was not going to pay extra just because he had a love affair with his bike. So I bought a brand-new Street Glide. I've changed many stock parts on the bike to make it into what I wanted. The thing is, I've probably dumped $10,000-plus into accessories, but I kept all my old parts so if I ever sell it, I can put it back to stock condition because nobody pays a tenth of what your accessories are worth.

My bike and I have visited the Florida Keys and 40 state capitals including Alaska's. We travel. My FLHX currently has over 35,000 miles on it, and I'll be adding more this coming riding season.

BILL VANDERGRIFF
VIA E-MAIL

V-BAGGER

Here's my 2006 Night Rod. After purchasing it new, I've put over 50,000



miles on it. I wanted an American-made, liquid-cooled, sport-touring bike. The mods I gave it include floorboards with relocated foot controls (front and rear), handlebar fairing, SuperTrapp exhaust, soft saddlebags with custom-made racks, heavy-duty rear shocks, Dyna-spec baby apehanger bars, H-D touring saddle, and 5-gallon gas tank. The larger gas tank was especially needed. The engine pulls 107 hp on the dyno, and I did all the work to the bike myself.

LARRY HANKINS
VIA E-MAIL

NEVER AN EXCESS OF FUN

Dain Gingerelli's June column, My Mountain Interval, was good and brings back many memories. Back in 1979, my friend Dave and I each bought new Yamaha XS-1100 Specials. Granted they

weren't baggers, but if I recall in that time bare bikes were "in." But, thank goodness my XS had a backrest and luggage rack. Dave and I decided to ride out to California from our homes in Minnesota. It sounded like lots of fun, so we planned the trip for around the middle of June. Unfortunately, Dave came down with a bad case of hemorrhoids and could not sit down. I decided that, after all the planning, taking off work, saving money, and so on, I was still going on the trip, even if it meant going alone. So off I went. My aunt and uncle lived in Huntington Beach, California, so that was my turnaround destination. I took two different routes out and back, following as many single-lane roads as possible. I, too, visited Four Corners, plus the top of Pike's Peak. What a great trip. Back then, I had an Army duffel bag that I lined with a garbage bag for all my clothes and gear, strapping it to the passenger seat and backrest. I was roughing it compared to the bikes we have now. My choice of bike today would be a Road Glide.

GARY OSTLUND
Via E-mail

Badlands — Good Road Trip

This is my bagger in the Badlands National Park. I used a Casio Exilim 10.1 megapixel camera. My road trip lasted 16 days; I covered 4,709 miles and visited 13 national parks and monuments.



RICH BENNETT
Simi Valley, CA

Gag Factor

A couple of years back, I cancelled my subscription to another touring-bike magazine because its constant attempts to be cute by calling a windshield a windscreen became so irritating that I couldn't stand to read it any more. I finished reading Dain Gingerelli's road test of the 2013 CVO Road King (October), but I keep gagging on the word windscreen. Maybe Harley changed for 2013, but no windscreens are listed in its 2012 Parts & Accessories catalog, just windshields!

I'll admit they do call them windscreens in England and Australia, and even my name is about as British as you can get, but this ain't jolly old England, and we ain't ridin' Triumphs, so quit pissin' off your readers!

Other than that windscreen thing, love your mags!

HAL HUBBELL

Hal, we checked Harley's 2013 P&A catalog, and it still uses the term windshield, so windshield it will be! — Dain

Two For The Price Of One

I'm currently working in Australia and my two motorcycles, a 1997 Sportster Custom and a 2002 Fat Boy, are in storage in the States. I don't have a bagger per se, but I did install a windshield and detachable hard bags on my Fat Boy that have allowed me to make some rather long trips. I'm looking forward to moving back to the States in a few years and getting a Road Glide Ultra for me and a Heritage Deluxe for my wife. I'm saving my money while I'm in Australia — the bikes over here are way too expensive. I could buy two in the US for what I would pay for one here.

Keep up the good work.

STAN SMITH
Via Internet MB

American Iron Motorcycle BAGGER

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DONOVAN DEWITT COULD BE YOUR TYPICAL BAGGER PILOT. BY DAY HE'S A BLUE-collar type, toiling as an electrician to pay the bills. By night and on weekends, he cruises aboard his 2007 Road Glide. Simple enough, and it was a cool enough machine when he purchased it. The Glide had a few aftermarket bits, and it was slathered with a flame paint job. Donovan dug it,





THE SIMPLE SOLUTION

A crash course in basics



BY WAYNE SCRABA
PHOTOS BY NATE ULLRICH

and the bike worked reasonably well. No shocking statements here, but as the story goes, he eventually fell victim to the old biker maxim: it's not a matter of *if* you'll crash, but instead, *when*.

YEP. FATE CAME BACK TO BITE DONOVAN, AND THE *if* became *when*. He tore up the Road Glide's body pretty badly (fortunately, he wasn't disabled for long). Now what? Simple. He had his pal Mike Rathburn, who had a shop called Twisted Spoke Bike Works in Fulton, Illinois, available to help with the rebuild. Donovan and Rathburn examined the carnage (most of it was cosmetic) before huddling to lay out a game plan. First, Donovan would strip off the broken bits, including the plastic, seat, controls, pipes and most of the original wiring. Then he'd hand the denuded bike over to Rathburn's shop where it would eventually transform into a custom bagger over the process of a complete rebuild.

Once the broken bagger was in Rathburn's hands, he fired up his Sawzall. You see, his specialty is building old-school hot rod bikes — machines powered by Panheads and Shovels — that have raked-out front ends and rigid frames. He does a lot of them, and by word of mouth, he's ended up performing plenty of rakes on contemporary machines as well. But instead of using raked triple trees, Mike cuts and TIG-welds the frame (in a past life, Rathburn was a structural welder). He likes the old rake better, and he feels that ultimately one ends up with a superior handling motorcycle. And so Rathburn raked the Road Glide's frame to 38 degrees. He wasn't quite done with the Sawzall or TIG welder just yet, though. Next, he cut away the frame just aft of the gas tank to drop the seat to better match the rake and the stretched tank (which was already on the bike when Donovan bought it). Rathburn fabricated a custom seat pan and shipped it across town to Vinny's Upholstery where it received the once over, complete with red contrast stitch work on the seams.



Up front, Rathburn shaved the right fork leg to convert the bagger to a single disc setup. The front wheel is a billet 21" job from the folks at Ultima; the back hoop is a junkyard Harley item that conceals itself well behind the bags. The front wheel wears a 120/70-21" skin from Dunlop, and the salvaged wheel is wrapped with a

TECH SHEET

Owner:	Donovan DeWitt
Builder:	Mike Rathburn, Twisted Spoke Bike Works, Fulton, IL
Year/model:	2007 Harley-Davidson Road Glide
Powdercoater:	JC Concepts, Port Byron, IL
Painter:	Donovan DeWitt/ Kristy Byrnes Striping, Mt. Carroll, IL
Color:	Blitz Black

ENGINE/TRANSMISSION

Engine:	2007 Harley-Davidson Twin Cam
Displacement:	96"
Cases:	Stock
Flywheels:	4.385"
Balancing:	Stock
Connecting rods:	Stock
Cylinders:	3-3/4"
Pistons:	Stock 9.2:1
Heads:	Stock
Cams:	Stock .473" lift, intake and exhaust
Carb:	CV
Air cleaner:	Velocity stack
Exhaust:	Twisted Spoke Bike Works
Ignition:	Thunder Heart
Coils:	Thunder Heart
Wires:	Thunder Heart
Charging system:	Stock
Regulator:	Stock
Primary cover:	Stock
Transmission:	2007 Harley-Davidson Cruise Drive
Case:	Stock
Gears:	2007 Cruise Drive six-speed
Clutch:	Stock
Primary drive:	Stock chain
Final drive:	Stock belt

CHASSIS

Frame:	2007 Harley-Davidson FL
Rake:	38 degrees, raked by Twisted Spoke Bike Works
Stretch:	Stock
Front fork:	Stock; shaved right leg
Mods:	Frame was raked and seat was dropped
Swingarm:	Stock
Front wheel:	Ultima billet 3.50-21"
Rear wheel:	Harley-Davidson 3.00-16"
Front brake:	Stock four-piston
Rear brake:	Stock four-piston
Front tire:	Dunlop 120/70-21"
Rear tire:	Dunlop 140/90-16"
Front fender:	NYC Choppers

ACCESSORIES

Headlight:	Road King
Taillight:	LED
Fuel tank:	Stretched, manufacturer unknown
Oil tank:	Stock
Handlebars:	Twisted Spoke Bike Works
Risers:	Stock
Seat:	Vinny's Upholstery, Fulton, IL
Dash:	Owner built
License bracket:	Frenched into rear fender, manufacturer unknown
Hand controls:	Biker's Choice
Foot controls:	Stock
Levers:	Biker's Choice


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140/90-16" Dunlop. That matter settled, Rathburn covered the front wheel with a fender from NYC Choppers. He and Donovan elected to leave the custom rear fender and extended bags that were already on the bike when Donovan bought it. Also untouched were the compact LED lights and a curved and frenched tag bracket.

AS YOU CAN SEE IN THE photos, a basic Road King headlamp setup replaced the mangled fairing. Before he was finished, Mike stirred in a set of his in-house custom handlebars and added Biker's Choice hand controls and levers. You'll note that the bike has no turn signals, mirrors, and other bits. That's by design. So is the super-simplified wiring setup, made possible when Donovan ditched the complete EFI system. Replacing the EFI is a back-to-basics CV carburetor, complete with an equally basic velocity stack air cleaner. The coils and a few other electrical bits were


Harley-Davidson




Harley Davidson

replaced with Thunder Heart items. What about the rest of the wiring? Simple. Donovan (remember, he's an electrician by trade) and Rathburn completely rewired the bike. And when you consider the differences between old and new, it's amazing: the discarded factory wiring harness assembly filled a couple of Rubbermaid bins; the new loom has perhaps a dozen wires.

IF YOU HAVEN'T NOTICED BY NOW, THE FOCUS ON THE chassis and cosmetics assumed more of a back-to-basics approach. The same philosophy was applied to the balance of the powertrain. In fact, Rathburn never even pulled the Twin Cam motor out of the frame. It remained in place during the frame reconstruction and during the paint process. Aside from the switch from EFI to carburetor, the bike now wears a set of stubby weed-burner pipes, wrapped, of course. The six-speed Cruise Drive transmission, primary, clutch, and final belt drive are all stock FL bits.

Once Rathburn stuck a fork in the project and pronounced it done, Donovan hauled most of the bits needing paint back to his shop at home for several coats of satin black. The exact color is John Deere Blitz Black, a great product that stands up well. Plus it's easy to find (available at your local tractor dealer). You can buy it in rattle cans or in bulk. Donovan blacked out pretty much everything, including the billet wheels, although some of the shiny red bits were powder-coated by JC Concepts in nearby Port Byron, Illinois. As you can see, the hot rod Harley wears a good chunk of pinstriping and traditional lettering, too. Mt. Carroll, Illinois, stripe artist, Kristy Byrnes, capably laid out the fine lines.

The big FL is definitely a back-to-basics machine. You might even say it proved to be a crash course in basics. But Donovan doesn't mind how it got here. Instead, it's how it looks and how it works now that matters. Back to basics works and can definitely be a good thing when restoring a bagger like this. **MB**


Donovan hauled most of the bits
needing paint back to his shop at home for
several coats of satin black


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2013 H-D FLHX Street Glide



Harley's top-selling model

DESPITE WHAT SOME RIDERS MAY THINK or believe, Harley-Davidson's FLHX Street Glide didn't launch the bagger craze. That mission was handled long ago by enthusiastic owners who accessorized their big bikes with all sorts of aftermarket touring items. Jim Babchak explained in greater detail how those bolt-on modifications led to bikes that eventually became known as dressers when he wrote in the last issue of *Motorcycle Bagger* about Brian Keating's 1970 FLH, a bike that was originally dressed out by Elmer Dockery more than 40 years ago.

Nonetheless, the Street Glide has been a major factor in regenerating interest in customized touring bikes. Need proof? Consider that for the past few years Harley's low-down and rather stylish FLHX has been at the forefront of new-bike sales, frequently leading all other models in terms of units sold when quarterly sales figures are announced. It's unusual to attend a bike rally or to stop by your local roadhouse without spotting more than a few of these stripped down, dechromed models. No doubt, Harley hit the jackpot in 2006 when the FLHX was born, and the winner's bell has been ringing loudly ever since.

Little has changed in the FLHX's overall concept. A low





stance — thanks in part to shortened, air-assisted rear suspension; a stunted, smoke-tint windshield; and the absence of a Tour-Pak — continues to account for the Street Glide's stunning silhouette. You won't find touring accoutrements like highway bars and lights on the fork, nonessential chrome trim on the tins and saddlebags, or, for that matter, a set of ungainly folding passenger footboards that otherwise identify the Electra Glide models as the frontline Touring models that they've become today.

While Electra Glides, even Road Glides and Road Kings, are as much about comfort as style, the paramount reason for the Street Glide is style. An extended rear fender with custom lighting and fillers between the saddlebags, a low-profile gas tank console, Streamliner extended footboards with matching foot controls, and vibrant paint makes for a truly eye-catching motorcycle. Moreover, you'll find plenty of chrome trim on the blacked-out 103" engine to make that component stand out in the crowd. Like we said, it's all about style.

However, that's not to say that the FLHX isn't a worthy bike for tackling extended rides. The batwing fairing punches a big enough hole in the wind to limit buffeting to your head and upper body, and the contoured seat is not only appealing to the eye, but it makes a rather decent all-day station for your derriere, too. The stainless steel handlebar offers a nice enough stretch for your arms so your neck and shoulders don't tire out before it's time to fill up. The 6-gallon gas tank works in concert with that solid frame with its four rubber-mounting points to isolate engine vibration to serve up a ride that makes you eager to discover what's over the next horizon — or around the next city block. If there's an Achilles' heel to the FLHX's ride, it's found in the rear suspension's abbreviated travel of only 2". You can use the air assist to set ride height for heavier loads, but air suspension almost never delivers as smooth damping behavior as found in hydraulically damped units. Factor in, too, that the FLHX's rear shocks are 1" shorter than standard suspenders on the Electra Glide lineup, and you'll begin to view expansion cracks and potholes with a little more contempt than you would when riding most of the other Touring models in Harley's lineup. Fork travel remains 4.6", same as the other Touring models.

One payoff for the FLHX's abbreviated suspension is a lower center of gravity. The result is a bike that requires less steering effort at the handgrips to initiate steer-in for turns than a standard Electra Glide. That, despite the same steering geometry of 29.2 degrees fork angle and 6.7" trail with the Electra Glide line. It's worth pointing out, too, that the FLHX has a low-profile 130/70-18" front tire compared to the 130/80-17" found on the Electra Glide. The rear dual-tread Dunlop (180/65-16") remains uniform throughout the Touring model lineup.

Further enhancing the low cg is the absence of a Tour-Pak, which in turn limits cargo capacity to an advertised 2.26' of lockable stowage space. In fact, the Street Glide can attribute its overall weight of 783 pounds (dry) to the absence of many items normally found on the rest of the Touring lineup. For comparison, the FLHTC Electra Glide Classic, which is considered the bare-bones member of the Touring line, checks in at an advertised 827 pounds (dry). It's hard to fathom that there's 44 pounds or more of additional baggage on those other baggers.

Less weight means better stopping performance, too. Our ABS-equipped (antilock braking system) test bike hauled itself down from 30 mph to a standing stop in 24', a rather respectable distance compared to the 2012 FLHTC's 29' (itself not a bad figure; our 773-pound 2012 Road King with ABS stopped in 22-1/2'). As with all other Touring models, the Street Glide relies on a trio of four-piston calipers — two up front, one on the rear — to clamp tightly onto 11.8" rotors.

No doubt, you've noticed our test bike's bright yellow paint. Officially it's listed as Chrome Yellow Pearl, but we nicknamed it Screamin' Yellow Zonker. It's an interesting shade, to be sure, one that sparkles with pearlescent toners in the bright sunlight, only to shift to a deeper, more sedate, solid yellow as the daylight fades. Other colors include the standard Vivid Black that Harley uses for most base models (setting the FLHX's base price at $19,799). The optional Ember Red Sunglo, Midnight Pearl, Black Denim, or our yellow bump the MSRP to $20,309.

Regardless of which color is splashed on the Street Glide, this bike's overall lines remain the same. And they're stylish lines that have been a favorite among bagger owners since 2006. Don't expect that attitude to change anytime soon, either. **AIM**


PIERCING

Love At First Sight

Cory's Yella Road Glide is anything but

BY ALEX SCOTT
PHOTOS BY NATE ULLRICH



What does it take to build your own custom bagger when you've never built a bike before? Oh, just time and money. And some nerve. And a little help from your friends. You might toss in a sprinkle of bagger love, too.

Cory Bloom's bagger tale begins with his first bike, a Fat Boy. But while attending a local rally during the summer of 2010, he saw a Road Glide with a 26″ front wheel and thought it was the coolest thing ever. Love at first sight.


HARLEY-DAVIDSON

Just by chance, Cory's Uncle Kirk offered a test ride on his Road Glide. Cory accepted, and he wasn't disappointed. Indeed, he was sold, and about two weeks later, he traded in the Fat Boy for a new Road Glide, with the intention of putting a 26" hoop on the front. After putting a few break-in miles on the bike, he began the actual build. First step: putting an angle grinder to the neck to lop it off.



Actually, Cory's pal Arik Gillespie wielded the angle grinder — Cory couldn't bear to — as they prepared to mount the Hawg Halters Inc. (HHI) neck rake builder's kit. Another friend, James Hall, is a welder, and he was happy to weld the HHI neck onto the frame. Hall was surprised how easily it all went together. Since the neck is supported by a rectangular steel beam, lining up the new section was straightforward. A frame jig was not needed, just a sturdy workbench. Phew!

With that hurdle out of the way, it was on to the next — fitting the front fork. Easy, no? Well, no, it didn't work out that easy. Because Cory used a combination of various manufacturers' parts for the front end, getting it all to fit proved a challenge. It took five attempts before everything on the front end worked together smoothly. Problem was that the lower tubes and fork covers (aka cowbells) don't have much clearance (or it'll look like they don't fit), so when you add a thick layer of powdercoat on one part or another, whatever clearance there happened to be becomes tighter still. The clearance problem was solved by turning the lower fork tubes down a few hundredths of an inch, after which they had to be sent back to the powdercoater. Like they say, all it takes is time and money ...

TECH SHEET

Owner:	Cory Bloom
Builder:	Cory Bloom and Arik Gillespie
Year/model:	2010 FLTRX Road Glide
Time to build:	45 days
Powdercoater:	Millers Custom Powder Coating, Des Moines, IA
Painter:	CPS, Cope's Custom Paint Specialists, Des Moines, Iowa
Color:	PPG Yella

ENGINE/TRANSMISSION

Engine:	2010 H-D
Builder:	Kirk Hayworth
Displacement:	103"
Horsepower:	107
Torque:	118 ft-lbs.
Flywheels:	Stock H-D 4-3/8"
Cylinders:	Screamin' Eagle 4.00"
Pistons:	Screamin' Eagle 10.5:1
Heads:	Burley Performance, Ridgecrest, CA
Cams:	Woods 555, .555" lift
Valves:	Screamin' Eagle
Rockers:	Screamin' Eagle
Lifters:	Screamin' Eagle
Pushrods:	Screamin' Eagle
Air cleaner:	Screamin' Eagle
Exhaust:	D&D Fat Cat 2-into-1
Ignition:	Screamin' Eagle race tuner
Charging system:	Stock
Primary cover:	Harley-Davidson
Transmission:	2010 Harley-Davidson Cruise Drive six-speed
Clutch:	Stock
Primary drive:	Stock chain
Final drive:	Stock belt

CHASSIS

Frame:	2010 FLTRX
Rake:	Stock plus 9 degrees
Stretch:	2"
Front fork:	2"-over Harley-Davidson tubes, HHI lower legs
Mods:	HHI neck rake kit
Suspension:	Stock
Front wheel:	RC Components Twilight 3.50-26"
Rear wheel:	RC Components Twilight 6.50-17"
Front brake:	HHI six-piston caliper
Rear brake:	Stock
Front tire:	Vee Rubber 120/50-26"
Rear tire:	Avon 200/50-17"
Front fender:	HHI
Rear fender:	Bad Dad
Fender struts:	Stock

ACCESSORIES

Headlight:	Harley-Davidson
Taillight:	Bad Dad
Handlebars:	Sinister
Seat:	Stock
Pegs:	Sinister
Dash:	Stock
License bracket:	Bad Dad
Hand and foot controls:	Sinister
Levers:	Sinister


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After that, the rest of the build was pie. Cory chose a RC Components 26" front wheel, taking advantage of the colored or chromed center option. The look Cory sought was chrome against black. The wheel rim is chrome; the spokes are black. The theme repeats in the custom graphics painted on the bodywork — that's right, those are wheel spokes painted on the bags! When it came to the rear wheel, Cory had another decision to make. It's tough to drop $1,600 on a custom wheel that few people will ever see — but he knows it's there, so that makes it all worthwhile. He paid the piper and has his matching rear wheel.

One of the things you can see peeking out from under the stretched bags is the single outlet for the D&D Fat Cat 2-into-1 exhaust system. Cory's a fan of that asymmetrical look, plus he loves the sound, claiming that the pipe gives a low-down growl that twin pipes just can't match.

Like most of us, Cory doesn't have a huge wad of money to throw around, so he completed the build in stages, finishing the front wheel first before stretching the bags and painting the bodywork in the screaming yellow he loves. Chris Cope did the bodywork before applying the paint, among the loudest colors you can find, PPG Yella. Everybody sees Cory on the road.

The final stage was to rebuild the engine. First on the list



were the cylinder heads, ported and polished by Earl Burley of Burley Performance in Ridgecrest, California. Earl works the old-fashioned way, shaping and polishing the ports by hand. He checks his work with a flow bench, too. For this job, he installed 1.9″ intake and 1.6″ exhaust valves, designing the ports to match the specifications of the Woods 555 cam and Fat Cat exhaust.

THE BIKE STARTED OUT WITH A TC 96 ENGINE, AND replacement Screamin' Eagle cylinders and slugs boost displacement to 103″. Cory and Kirk Hayworth did the engine build, with tuning assistance from Faribault Harley-Davidson. Cory's happy with the result: the dyno shows 107 hp, with a useful 118 ft-lbs. of torque.

There's not much to see of the sound system, but it's one of the great loves of Cory's life. But if you ask, he'll tell you that the sound from those speakers is as loud as the paint. The sound is processed by a JL Audio XD amp mounted to the stock Harley-Davidson stereo head unit, feeding through eight speakers sprinkled throughout the bags and fairing.

Now, Cory says his bagger sounds great and handles better. "Lots of people look at it, think it's going to handle like a shopping cart, but thanks to the rake and the stretch changes, the bike rides like a dream," he says. "The most challenging part is maneuvering around the parking lot, but once you're down the road, it's easier to handle than the stock rake with a 21-incher on the front."

Cory is also proud that he and his friends were instrumental in the bike's build. "I'm proud that we were able to build this first custom project ourselves. The fun part of the whole process is doing it with a couple of buddies who've never done it before," he says. "We built it in the garage behind Arik's house; he's been into motorcycles his whole life, but all foreign. This is his first Harley, too! We spent a lot of time on the bike. Usually, you see these big-wheel bikes come out of a custom shop, but it's something we did ourselves."

Recently, Cory entered a local custom bike show in Des Moines, Iowa. "We were getting the last paintwork back from Chris Cope the day before the show. We pulled an all-nighter getting it together in time for the show, and our efforts paid off. We took first place custom bagger. Better than the trophy, I know we did it right." **MB**



I'm proud that we were able to build this first custom project ourselves.

— CORY BLOOM


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The Coast Guard Cutter Ingham (WPG-35) is the only cutter in history to receive two Presidential Unit Citations for extraordinary heroism in action against an armed enemy. It is now a maritime museum and a national historic landmark

Cruising The Florida Keys

Final destination: the Conch Republic

I'VE BEEN TOLD THAT KEY WEST IS A HAVEN FOR HIPPIES, bikers, vagabonds, and free spirits of all kinds. You know, people like me.

I hear Key West's siren song every year when I go to Daytona for Bike Week. It doesn't help that like clockwork my friends attending Bike Week invite me to join them for a blast to Key West to get away from the craziness of Daytona. But I'm working during Bike Week, so I have to decline.

So recently, while a buddy and I were in southern Florida for other reasons, I decided it was high time for this free spirit (that would be me) to ride a bike to the southernmost point in the United States. The wheels were in motion for my first visit to Key West.

My first traveling tip for riding a bike to the Keys: no matter what part of mainland Florida you start from, you'll have to head south. My trip began at one of Florida's premiere dealerships, Peterson's Harley-Davidson of Miami, where I picked up my rental bike, a 2013 Road King. Following advice from Lotte Barzola, Peterson's rental specialist, we hopped on Florida's Ronald Reagan Turnpike to bypass the traffic on Interstate 95 and US Highway 1. It's a toll road, but paying the extra coin to get to Florida's southern terminus via this route is well worth the fare.



After about 50 or so miles, the turnpike ends in Florida City, essentially dumping us onto South Dixie Highway/SR1. At that point, we made an essential stop at the Last Chance Saloon, a longtime biker bar that, during the 1980s, doubled as a US Customs station. It was there in 1982 that the United States Border Patrol established a roadblock and inspection point for all northbound traffic returning to the mainland. Residents of the Florida Keys felt that they were being harassed and treated as non-US citizens because customs agents stopped them, as well as noncitizens, for inspections when passing this imaginary border. That action led Key West Mayor Dennis Wardlow to declare the city's independence, thus creating the sovereign nation of the Conch Republic. Wardlow's actions brought national attention to the situation, and the inspection station and roadblock were subsequently removed, but thankfully the saloon remains.


LAST CHANCE SALOON
It's worth making a stop at this motorcycle-friendly dive

We received another travel tip from the Last Chance Saloon's bartender, who advised a slight detour off South Dixie onto Card Sound Road (State Route 905), which alleviated the final 18-mile stretch to the Keys. But as bikers will do, my buddy and I got distracted after about 13 miles through mangrove swamps when we came upon Alabama Jack's, an open-air bar/restaurant. This popular biker hangout is famous for its conch fritters, so be sure to give them a try if you're into them. After a few minutes basking in the fresh air, we began to absorb the ambiance that the Keys offer. With our bellies full we climbed back on our bikes to cross the Card Sound Bridge that leads to North Key Largo. That's where you'll officially enter the Florida Keys. After continuing a few more miles on 905 we merged with 1, aka the Overseas Highway, for the final straight shot south to our ultimate destination, Key West.


The bar area at Alabama Jack's definitely has a Key West vibe to it


Here is a small order of conch fritters

Once on the Upper Keys, our pace seemed to slow as we became immersed in the island mentality for which the Keys are known. At mile marker 104, we made a quick stop at the Caribbean Club, a bar made famous in John Huston's 1947 film *Key Largo* starring Humphrey Bogart and Lauren Bacall. We continued south to mile marker 85 to visit Windley Key Fossil Reef Geological State Park. This is a great place to see firsthand the ancient coral reefs that make up the islands of the Florida Keys. Some of these fossil corals were quarried for building material during the Keys' boom in the early 20th century.

Back on our bikes, we continued our southbound journey on the Overseas Highway. The road is as straight as they come, but the beautiful surroundings practically hypnotized me into enjoying the ride. At about mile marker 72, we crossed into what's known as the Middle Key, continuing on to mile marker 47, where we crossed Seven Mile Bridge, which connects the Middle Keys to the series of islands that make up the Lower Keys. The speed limit on the entire route is relatively slow, but when you enter Big Pine Key at mile marker 34, the speed limit is even more strictly enforced because this area is home to the endangered Key deer. Pay attention because the daytime limit is 45 mph and 35 mph at night for much of the road through the National Key Deer Refuge. As we approached the Lower Keys, we realized that we weren't far from our final destination of Key West. All we had to do was follow 1 to mile maker 0, and we would be in the heart of downtown Key West, the southernmost point of our ride.


CARIBBEAN
CLUB
KEY LARGO
We made a quick stop here hoping to find Lauren Bacall and Humphrey Bogart

There are plenty of options for overnight accommodations in Key West. We chose the Pier House Resort and Caribbean Spa for our two nights in town. You can't beat this place when it comes to luxury and location. We enjoyed spacious first-class rooms, and the resort is conveniently located at 1 Duval Street, the main night life artery in town. We were ideally situated within walking distance of most hot spots in Key West. With two restaurants and three bars on the premises, not to mention a pool, private beach and the island's only full-service spa, the Pier House is a bona fide resort. Heck, you could get away with never leaving the property if you so chose. Note: be sure not to miss the historical Chart Room Bar on the premises. Between Bar-



AT 70 MPH
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SLOPPY
JOE'S
BAR

You can't miss this Duval Street landmark

tender JJ and the locals hanging about, you'll be sure to hear some great old tales about the island and the bar itself.

Being a first-timer, I was told that there are several must-dos, and catching a sunset party at Mallory Square was at the top of the list. Here tourists and local street performers gather at the end of each day to watch the sun sink slowly into the horizon. It's a wonderful way to transition from daytime Key West into the city's bustling nightlife. On our first night in town we made sure to check out Sloppy Joe's bar, an island tradition and supposedly where the sandwich of the same name was invented (and contrary to popular belief, no relation to me). The following morning we started our day with breakfast at a local favorite, Pepe's Café. Established in 1909, Pepe's is the oldest eatery in the Florida Keys, offering patrons the laid-back environment that you expect in Key West. Over the years, celebrities, among them legendary American author Ernest "Papa" Hemingway, have been known to hang out here. Legend even has it that President Harry S. Truman, who regularly spent winters at the Little White House in Key West, used to ditch his Secret Service agents to hang out and share meals with locals at Pepe's.



A well-balanced street performer at Mallory Square

Like my coworkers Chris, Dain, and Tyler, I appreciate the written word, so after breakfast, I took the opportunity to check out Hemingway's former home, located a short ride from Pepe's. It was while living here that Papa wrote some of his best work, including the short story classics *The Snows of Kilimanjaro* and *The Short Happy Life of Francis Macomber*. It's hard to miss the resident polydactyl cats that locals claim to be descendant of Hemingway's actual six-toed cat. From Papa's, we rode to Ft. Zachary Taylor Historic State Park to check out the Civil War-era fort, followed by a little relaxation on what's touted as Key West's best beach. This is a great place to soak in the Keys' subtropical climate, so don't be in a hurry to leave. Especially since you can rent beach and water sport equipment for snorkeling and hanging.



One of the beautifully restored houses in Old Town Key West

Peterson's H-D


MIAMI

When it was time to set up a ride for my Key West venture, I turned to Peterson's Harley-Davidson of Miami and its authorized rental program. This family-run dealership was founded in 1954 by Phil Peterson and his wife, Charlotte. That dealership was located in Key West, but in 1965, Billy Temple retired, selling Phil his Miami-based dealership and so Peterson's Harley-Davidson of Miami was born. Today the dealership has grown into two different Miami locations. Phil is now semiretired, while his two sons Dirk and Drew run the dealerships to keep the family tradition alive.

In fact, according to Ace, the dealership's general manager, Peterson's was among the original five dealerships to offer the Harley Fly & Ride program, and today it has a thriving rental department. During peak rental season, it has upward of 30 bikes available, and no less than 15 during the slower periods. I timed my visit to coincide with when they were rotating some new bikes into the rental fleet, and I was handed the key to a 2013 Road King that had just clicked over 600 miles on the odometer. Not a bad deal, if you ask me.

Peterson's made me feel special. Everyone, from Lotte in the rental department, to Ace and even Dirk, vice-president of Peterson's Harley-Davidson of Miami, treated me like a rock star. Perhaps the dealership's web site says it best, "With the customer first in mind, Peterson's is there to serve you. In a greedy world, where 'quantity' has replaced 'quality,' the family traditions passed from father to sons are a testament to old-time values and pride in ownership. We invite you to stop by our Florida shop and let us prove that this family-owned and operated business still believes the customer is number one!" Even ol' Papa couldn't have stated it better. ❑



Checking into the Pier House means we have arrived in Key West

There are more than 200 restaurants in Key West to choose from and for our second and final night in town, we treated ourselves to a freshly cooked dinner at Fogarty's on Duval Street. From there we made it a point to stop by the Green Parrot Bar to check out its live music. This place is off the beaten path of Duval, but from a nightlife point of view, it's a place you don't want to miss. As a local explained to me, the Green Parrot is more than a bar — it's a Key West icon with humble origins dating to the 1890s, when it was a grocery store where local musicians enjoyed impromptu jam sessions in the back room.

No trip to Key West is complete without stopping at Kermit's for key lime pie, so the next day we indulged ourselves. We also happened to run into Paul "Captain Hook" Wachter, a fellow biker and avid reader of both of our magazines. Although we didn't have time to go to sea with the captain, we did get a chance to check out his 34' custom boat. All I can say is, if you're in town and want to do some sport fishing, be sure to look up Captain Hook Fishing Charters. With over 30 years of experience, he'll definitely take care of you.



Captain Hook hanging out on his Softail

Our last stop before heading home was an obligatory pose in front of the super-size concrete buoy monument that marks the southernmost point in the continental United States. After waiting our turn we took our token tourist photos, hopped on our bikes, got on 1 and headed north to the hustle and bustle of Miami and the real world. As it turned out, our ride back sucked. Heavy traffic and lousy weather made for a long day; we didn't cover 200 miles before ending our ride in the rain during rush hour. Not the best way to end an awesome couple of days in paradise, but, in reality, there isn't a good way, is there? Oh, how I miss the hippies, bikers, vagabonds, and free spirits of Key West. **MB**



My buddy Jon Nevis parks his 100th Anniversary Road Glide at the southernmost point in the continental US

SOURCES

ALABAMA JACK'S
58000 Card Sound Rd.
Key Largo, FL 33037
305/248-8741

CAPTAIN HOOK FISHING CHARTERS
Garrison Blight City Marina
Key West, FL
305/849-4675
CaptainHookCharters.com

CARIBBEAN CLUB
104080 Overseas Hgwy.
MM104 Bayside US 1
Key Largo, FL 33037
305/451-4466
CaribbeanClubKL.com

ERNEST HEMINGWAY HOME & MUSEUM
907 Whitehead St.
Key West, FL 33040
305/294-1136
HemingwayHome.com

FT. ZACHARY TAYLOR
601 Howard England Way
Key West, FL 33040
305/292-6713
FortZacharyTaylor.com

GREEN PARROT BAR
601 Whitehead St.
Key West, FL 33040
305/294-6133
GreenParrot.com

KERMIT'S KEY WEST KEY LIME SHOPPE
200 Elizabeth St.
Key West, FL 33040
800/376-0806
KeyLimeShop.com

LAST CHANCE SALOON
35800 South Dixie Hgwy.
Florida City, FL 33034
305/248- 4935

PEPE'S CAFE
806 Caroline St.
Key West, FL 33040
305/294-7192
PepesCafe.net

PETERSON'S HARLEY-DAVIDSON OF MIAMI
19400 NW 2nd Ave.
Miami, FL 33169
305/651-4811
PetersonsHarley.com

PIER HOUSE RESORT AND CARIBBEAN SPA
1 Duval St.,
Key West, FL 33040
305/296-4600
PierHouse.com

SLOPPY JOE'S
201 Duval St.
Key West, FL 33040
305/294-5717
SloppyJoes.com


KEY WEST
COME BACK SOON

THE FLORIDA KEYS & KEY WEST
800/FLA-KEYS
Fla-Keys.com

WINDLEY KEY FOSSIL REEF GEOLOGICAL STATE PARK
US 1, Mile Marker 84.9
Islamorada, FL 33036
305/664-2540
FloridaStateParks.org/WindleyKey

Giving it the Dlux treatment

A REAL AZZKIKR

BY GREG WILLIAMS
PHOTOS BY PAM PROCTOR





Matters of great importance often get discussed at custom bike shops. For instance, the crew at Azzkikr Custom Cycles once collectively asked, "How many custom Softail-based baggers have we ever seen?"

"Not many" being the answer, they surveyed their Surrey, British Columbia-based facility and eyed the Azzkikr errand machine — a 2008 Harley-Davidson Softail Deluxe. Purchased used by Judy Edmondson, wife of shop proprietor, Len, the bike was in stock configuration. Although the Softail served as Judy's personal ride, it had been conscripted to double duty as an Azzkikr run-around shop bike, too.

"We were going to modify it at some point," confesses Azzkikr's paint shop manager Hakeem Hassan. "So, we decided to see how far we could take a Softail in the direction of a bagger."

And somewhere along the way, the Softail became a prototype for a new line of bagger parts, dubbed Dlux, now in production at Azzkikr. The name was derived by taking the cast-aluminum H-D Deluxe emblems off the front fender and cutting them up by removing the two *e*'s from the word to form Dlux.

"We were making parts for this bike, and it progressed to designing and CNC-machining more, so we called the entire line of parts Dlux," Hakeem explains.

Hakeem says the build got underway with a fiberglass Bad Dad stretched rear fender cover complete with filler panels. "[The] stuff bolts on really easily," he says of the Bad Dad product. Next up was a set of CycleVisions bag mounts made specifically to fit a Softail. On the mounts Azzkikr placed a set of 4″ stretch Sinister Industries plastic bags, complete with 6″ x 9″ speakers in the lids. A MTX amp that's fed digital tunes through an iPod keeps the speakers booming.

The bags were the start of the Dlux parts line, with the company designing stainless steel skid plates to fit the bottoms to prevent scratches when cornering. Custom taillight strips and license bracket are also Dlux components. Hidden under the bags rolls the Softail's stock 18″ rear wheel, complete with Harley-Davidson pulley and brake rotor. Küryakyn chrome frame covers dress up the swingarm and front frame rails.

Up front, the stock trees hold tubes fitted with HHI single-caliper lowers. Azzkikr inserted a Progressive Suspension 2″ lowering kit inside those tubes before mounting the 21″, 100-spoke



TECH SHEET

Owner:	Judy Edmondson
Builder:	Azzkikr Custom Cycles
Year/model:	2008 Harley-Davidson Softail Deluxe
Cost to build:	$22,000
Time to build:	Three months
Chromer:	Superior Electroplating, Surrey, BC, Canada
Polisher:	Superior Electroplating
Painter:	Hakeem Hassan, Azzkikr Custom Cycles
Color:	PPG Silver with Candy Red fades

ENGINE/TRANSMISSION

Engine:	2008 H-D FLSTN
Builder:	Harley-Davidson
Displacement:	96"
Cases:	Stock
Flywheels:	Stock
Connecting rods:	Stock
Cylinders:	Stock
Heads:	Stock
Cams:	Stock
EFI:	Stock
Air cleaner:	Arlen Ness
Exhaust:	Sinister Industries, modified
Charging system:	Stock
Cam cover:	Accutronix
Primary cover:	Custom Chrome
Transmission:	2008 six-speed Cruise Drive
Gears:	Stock
Primary drive:	Stock chain
Final drive:	Stock belt

CHASSIS

Frame:	2008 Harley-Davidson Softail
Front forks:	HHI lowers, Dlux fork covers
Suspension:	Progressive Suspension 2" drop
Front wheel:	DNA 3.50-21"
Rear wheel:	Stock 5.50-16"
Front brake:	HHI four-piston caliper
Rear brake:	Stock
Front tire:	Vee Rubber, 120/70-21"
Rear tire:	Dunlop 5.00-16"
Front fender:	Harley-Davidson, modified
Rear fender:	Bad Dad
Rail:	CycleVisions

ACCESSORIES

Headlight:	H-D
Nacelle:	Bad Dad
Taillight:	Azzkikr Dlux
Fuel tank:	Freakshow Choppers
Handlebars:	Burly Brand
Seat:	Rafino Custom Seats, Langley, BC Canada
Pegs:	Azzkikr Dlux
Chain guard:	Küryakyn
Speedo:	Küryakyn
Dash:	Küryakyn
License bracket:	Azzkikr Dlux
Mirrors:	Azzkikr Dlux
Hand controls:	Stock, Azzkikr Dlux
Foot controls:	Azzkikr Dlux
Levers:	Stock, chromed

DNA wheel that's wrapped with a low-profile Vee Rubber whitewall tire. The left-side brake is a HHI four-piston caliper, and the trimmed Harley-Davidson front fender keeps it a simple build.

A Bad Dad fiberglass extended nacelle, dressed with Dlux fork covers and turn signal mounting plates addresses the lighting. You'll see a Burly Brand handlebar with a 12″ rise, bristling with Dlux mirrors and grips, clamped to stock risers. Throttle and switch housings are all stock Haley-Davidson components treated to a coat of custom paint.

"The good thing about the stock Deluxe is it's a sharp-looking bike to begin with," Hakeem says. "It has plenty of chrome, and the Softail is cool. We didn't have to change things like the stock oil tank, and we kept the switches. It's not hard to make the Deluxe show-quality without a huge investment of money."

Freakshow Choppers, another custom motorcycle shop on Canada's west coast, supplied fiberglass gas tank covers. "We modified them to fit the Softail tanks, and attached them with epoxy," Hakeem says of the stretched covers originally intended for Street Glides. The Küryakyn dash and gauge sit atop the customized tank; caps are stock Harley-Davidson. The seat is based on a fiberglass pan, wrapped in leather with a stingray center, all formed and stitched by Curtis Rafino of Rafino Custom Seats in Langley, British Columbia. Riffing on the Dlux theme, Azzkikr designed new footboards and controls specifically for this motorcycle, and now the pieces are currently in production.





ACCORDING TO Hakeem, for reliability's sake the engine was left stock. "There's no need to modify the engine," he says. "We've got supercharged and big-bore bikes here, and that always just makes for more issues." Küryakyn chromed dress-up pieces add some sparkle, as does the Arlen Ness air cleaner. Even though the Sinister Industries Up Yours exhaust is meant to fit all 2007 to present Touring Harley-Davidson motorcycles, it's a nice fit on this Softail. Azzkikr modified a mounting bracket near the transmission so that it bolts right on. That tip is — you guessed it — from the





Dlux line of parts, and Hakeem says it fits Rinehart, SuperTrapp, Yaffe, and Sinister exhausts.

Bodywork and paint were done in house by Hakeem, who says he's been spraying for 14 years and prefers old-school patterns and metalflake paints. "Judy said she wanted something clean in red and possibly black," Hakeem says. He laid down a bright silver base before masking off a pattern. His process doesn't consist of hours designing a scheme on the computer. Rather, he'll start unrolling the tape, plotting the pattern directly on the panels.

"I might go through three rolls of tape before I figure out what I want to do," he says. "Usually, I want to accentuate the lines of the bike and then go for an abstract pattern."

With his design laid out on the Softail's components, Hakeem sprayed dark silver paint on certain areas before applying PPG Candy Red over it all. "It looks like a complicated paint job when it's in the sunlight," he says, and adds "but overall, when it's in the shade, the paint looks dark red, almost black in spots."

DLUX, THE MOTORCYCLE, WAS READY IN THREE months for its first outing at Sturgis 2012. Hakeem says public reaction to the Dlux line of parts, as showcased on the Softail, has been favorable. He adds, "People like the style." So far, the most popular component is the exhaust tip.

After the Sturgis debut, Judy's Dlux was back doing what it does best, and that's serving as the shop go-to bike. If Judy's not riding the Softail bagger, then chances are one of the Azzkikr crew can be found at the controls. After all, that's one reason we have shop bikes, no? **MB**



"People like the style." So far, the most popular component is the exhaust tip


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Journey To The Center Of The US

Okay, so it's off by a few miles, so what?

NO DOUBT, IF YOU'RE LIKE MANY BAGGER RIDERS, YOU'VE FOUND yourself deep in thought during a ride, contemplating life's more serious questions.

And we all know the big one that's on everyone's mind: where, precisely, is the geological center of the United States? And inquisitive minds deserve answers.


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BELLE FOURCHE

According to the brainiacs who conducted the US Coast and Geodetic Survey of 1959, the center is found about 21 miles north of Belle Fourche, South Dakota, which is a short distance west of Sturgis. If you ask the kind folks in Belle Fourche (which means Beautiful Fork, a name given by French fur trappers in the 1800s to describe the confluence of two rivers and a creek nearby), they'll tell you that if you want to experience the center of the US, all you need do is visit the monument in town . There, just before Highway 85 passes over the Belle Fourche River rests a 12" bronze marker that proudly proclaims itself as the "Center of the Geographical US."

Confused? Well, as noted, the quest to determine the geographic center began back in 1959 when Alaska and Hawaii joined the union. Up to that time, the center of the US was deemed to be Lebanon, Kansas (since relegated to center of the 48 contiguous states status). That's when the red pole was planted in a barren field east of Highway 85 in South Dakota to mark the center. But even-



One of the stops for the Annual Mayor's Ride during the Black Hills Rally is the Center of the Nation Monument in Belle Fourche. If you could see 21 miles behind the group gathered at the site, you'd see the actual center of the US.



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Among the attractions at the Center of the Nation Monument is this Korean War Memorial, dedicated to those who lost their lives in the mid-20th century conflict.



The Buckskin Johnny Cabin was originally built by John T. Spaulding and his brother-in-law Thomas Davis back in 1876. The reconstructed cabin was moved from its original site about two and a half miles away, where it stood along the Redwater River. This was the first structure built in the area.

tually the folks in Belle Fourche decided to make it easier to experience visiting the center of the US, so in 2007 they erected their own monument at the edge of town, and that's where most people (me included) visit to say that they have, indeed, reached the geological center of our great nation.

Beyond that controversy, though, it's interesting just how the survey team settled on the official location 21 miles north of Belle Fourche. Using scientific methods that included pasting a map of the US onto a piece of cardboard, and then balancing said map on a pencil, they located the new center. A few minor mathematical formulas and equations that took into account Alaska's and Hawaii's placement in relation to the other 48 states also played a role.



So here I sit, occupying what is the center of our great nation.

And while Belle Fourche might be at the center of this controversy, Lebanon, Kansas, remains the center of the 48 contiguous states. That's not to be confused with the center of North America, which happens to be in Rugby, North Dakota, or the center of the Western Hemisphere, declared to be in the township of Poniatowski, Wisconsin. No doubt, being the center of attention has always been a priority among Americans, which, I guess, explains why some people do their lampshade dances at parties. **MB**



SOURCES

CENTER OF THE NATION MONUMENT
415 Fifth Ave.
Belle Fourche, SD 57717
605/892-2676
BelleFourcheChamber.org


GEOGRAPHIC CENTER OF THE NATION



BY JIM BABCHAK
PHOTOS BY BUZZ KANTER

1957 H-D FL

Plastic can be fantastic



The Panheads from the late 1950s are among the best-looking motorcycles to ever come from Milwaukee. They

have style and grace, girth and grittiness, representing some of the more collectible and drivable machines found in the antique motorcycle world today. They delivered on the promise of making their owner King of the Highway, too. The 1957 and 1958 model years, although slightly different in design, have a cult following that began at an Antique Motorcycle Club of America (AMCA) meet many years ago that laid the groundwork for fans of these model years. At that meet, a guy named Joe Barber, owner of the 74 Shop in Schenectady, New York, came up with the idea of the organization known as the Fantastic Plastic Club, dedicated to 1957 and 1958 Harley Big Twins. At the time Joe had acquired what is probably the lowest mileage 1957 in the country, one with 250 original miles on the odometer, a bike that would be used to guide future restorers. Joe figured that there were other enthusiasts interested enough in these model year machines to create the club. The Fantastic Plastic moniker is attributed to the plastic gas tank emblem, first used by Harley-Davidson in 1957; prior to that, tank emblems were metal or decals. So the Fantastic Plastic Club was born, and it continues to meet at AMCA events each year, judging the 1957-58 bikes, awarding prizes and helping with restorations and advice. How fantastic is that?

Pete Esposito, owner of this beautiful 1957 Harley-Davidson, was at that AMCA meet all those years ago and is among the club's charter members. Pete was a great friend of Joe's (we lost Joe years ago and miss him every day) and his love for these machines is evident with this particular restoration. Pete is a resident of Connecticut, where he heard about the bike through a friend in the early 1980s. The Harley was for sale in East Hartford, so Pete went to check it out. The good news: the old bike remained mostly stock, so Pete had a great starting point for a 100 percent original restoration. The bad news: the Big Twin engine had a bad knock, so a complete teardown was in order. Frank Bettencourt of Iron Horse Engineering was assigned the job of rebuilding the motor, returning it to its stock 74" factory configuration. He also rebuilt the original M74B Linkert carburetor, while Louie at Main Street Cycles rebuilt the four-speed transmission. Pete, being a body and paint man (he works at a Toyota dealership's paint and body shop), refurbished the sheet metal before he and a friend applied the OE-spec 1957 Skyline Blue with Birch White colors using Sikkens enamel. I admit that Skyline Blue is one of my favorite colors against Birch White because it's so representative of that late 1950s period. It's on my list of colors to use should I ever have the good luck of uncovering a late-1950s Harley that's in need of a restoration and fresh paint job! Pete had the One Armed Bandit of Winsor do the pinstripes that complement the paint scheme so well. The bike also has



The 1957 and 1958 model years, although slightly different in design, have a cult following



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an array of period-correct gingerbread such as the cheese grater rear bumper guard, saddlebag guards, and seat rail.

1957 is an interesting year of lasts and firsts. For instance, the '57s were the last Harleys to have a rigid frame for Big Twin engines. Even though that frame, with its wishbone front downtubes, was stylish and easy to manufacture, it was outmoded because by then most motorcycles featured frames with rear suspension. And so the following year, the swingarm frame debuted, and rear shocks have been a mainstay of the Harley lineup ever since. The frame upgrade necessitated a redesign to the 1958 model's oil tank, rear fender, rear safety guard, and fender-mounted rear luggage rack, too. Also, mechanical brakes had their final hurrah in 1957, and thank goodness for that! Hydraulic brakes were state of the art and the old style further defined an era that had passed with the 1957 Harley. First-year items (for 1958) also included the plastic front fender tip and aluminum rocker covers.













Harley produced the FL (Sport Solo with handshift), FLH (Super Sport Solo with handshift), FLHF Super Sport Solo with footshift, and the FLF (Sport Solo with footshift). All had 74" engines. They came in interesting colors such as Pepper Red with Birch White tank panels, Metallic Midnight Blue with Birch White tank panels and black with Pepper Red tank panels, among others. There's no mistaking a 1957 from any angle! Other options include parts groups like the Rod Cruiser Group, the King of the Highway Group, and the Deluxe Sidecar Group.

When I interviewed Pete for this article, he asked that he could give a shout out to his wonderful wife, Andrea, for all her love and support of this great hobby. I asked Pete about his future plans for the bike and he replied, "To just to ride it and enjoy it." And when Pete's final day comes, he intends to have a buddy ride it at his funeral! Amen, Brother Pete! **MB**




2613
CONN.1957

NESS BIG SUCKER

We got a 4 hp and 4 ft-lbs. of torque gain!

GIVING A PRODUCT A NAME LIKE BIG SUCKER HAS THE potential for disaster. Who would want to put something on his bike that says it sucks big time right on the box? Save for some kind of *Miracle on 34th Street* marketing attempt, somebody's probably going to lose his job. Unless, of course, that product happens to be a high-performance air cleaner designed to get more air into your Milwaukee motor, therefore giving you more power.

The Stage 1 Big Sucker ($129.95) from Arlen Ness is just that product. Believe me when I tell you, this kit sucks! Just by looking at it, it's easy to tell the difference between the stock air cleaner and Ness' high-performance one. Depending on how you want to mount it though, no one else will be able to see the additional performance. Designed to fit neatly underneath the stock cover, the Big Sucker lets you keep a clean, factory look if you so desire. You can also leave the filter exposed with one of Arlen Ness' Stage 1 billet covers if you're going for a custom look. We opted for the stealthy stock route.

You can get a Big Sucker for just about any Big Twin or Sportster, so sure enough, Ness had one specifically for 1999-2001 FLs. Just right for our 1999 Road King. Ness also offers a variety of options with the kit. You can go with a plain, chrome, or black backing plate. You also have a choice of standard or stainless filter if you're planning on leaving it exposed.

Because everyone's bike is different, every install is going to be different. Our 1999 Road King already sports a set of freer flowing exhaust pipes with no O2 sensors. The lack of O2 sensors means the ECM can't adjust itself to the extra air coming into the motor, and we must therefore use a fuel tuner. However, we're doing the dyno runs without the tuner because there's a cam install planned for this bike next. We're going to tune the whole thing then. Since the Road King was running a bit lean when we did our dyno pulls, the tuner should be able to pull an additional 2 hp onto the chart.



1 Here's our 1999 Road King up on Rob's dyno. The baseline runs are already done and the old air cleaner has been removed, which means Dan is ready to install the new Ness Big Sucker.

TOOLS NEEDED

- Blue Loctite
- Silicone
- 1/2" socket
- 1/8" Allen
- 5/32" Allen
- 3/16" Allen
- 5/16" Allen
- Torque wrench (in-lbs.) ■



2 With a little blue Loctite on its threads, Dan inserts a Ness setscrew into a Ness standoff and then torques it to 36-60 in-lbs. using a 1/8" Allen. He does the same to all four setscrews and standoffs.







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3 Dan inserts a new Ness O-ring into each of their grooves in the Ness backing plate. The O-rings go in dry, but you can put a small dab of silicone on them to hold them in place if needed.



4 After positioning the Ness-supplied gasket between the Ness backing plate and throttle body, Dan threads in the four Ness standoffs.



5 Dan will use the Ness breather bolt on the left since this is a Twin Cam motor. The one on the right is for Evos.


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6 **Dan can now slip one of the Ness-supplied chrome washers over each of the Twin Cam-style breather bolts.**

We did this install at Rob's Dyno, which is well-known for its tuning abilities. Recently, Rob hired Dan, a certified H-D mechanic who has been working at dealerships for over 18 years. Now Rob's Dyno can do installs and tuning right on premises. We're going to use him for the cams next and then push the bike right onto the dyno for a top-notch tune job.



7 **After making sure the O-rings are still in place, Dan threads in both Ness-supplied breather bolts, with a little blue Loctite on their threads. He torques them to 10-12 ft-lbs. using a 5/16" Allen.**

SOURCES

ARLEN NESS INC.
6050 Dublin Blvd., Dept. *AIM*
Dublin, CA 94568
925/479-6300
ArlenNess.com

ROB'S DYNO SERVICE
Dept. *AIM*
Gardener, MA 01440
978/895-0441
RobsDyno.com


◀ SAE Horsepower
RPM (x1000)
SAE Torque (ft-lbs.) ▶
90 85 80 75 70 65 60 55 50 45 40 35 30 25 20 15 10 5 0
2500 2750 3000 3250 3500 3750 4000 4250 4500 4750 5000 5250 5500 5750 6000 6250

Stock • Max Power = **59.6** • Max Torque = **81.6**
Ness Big Sucker • Max Power = **63.9** • Max Torque = **85.1**
CF: SAE, SMOOTHING @ 5

Dyno provided by
Rob's Dyno Service
www.robsdyno.com

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8 Dan can now torque the four Ness standoffs to 36-60 in-lbs. using a 1/2" socket.



9 With a little blue Loctite on the four Ness-supplied screws, Dan attaches the Ness filter element to the backing plate using a 5/32" Allen. He then torques all four bolts to 36-60 in-lbs.



10 The owner wanted to reinstall the stock air cleaner cover, which goes on with a little blue Loctite on the stock bolt's threads. Dan uses a 5/16" Allen to torque the bolt to 36-60 in-lbs. MB

FAIRING-MOUNTED SIGNAL MIRRORS

Mirror, mirror on the bike, what's a simple upgrade that I'll like?

WHO SAYS ALL ELECTRA GLIDES HAVE TO LOOK stodgy and cluttered? A quick browse through Harley-Davidson's Genuine Parts & Accessories catalog reveals some stylish components that can take away some of the clutter that's normally associated with an ordinary Electra Glide, such as the 2012 Classic that we've adopted as our long-term test ride. With a little careful thought, a few bucks, and some time and effort in the garage, you, too, can personalize your Electra Glide.

In this article, we're going to remove those mundane mirrors that you see perched on every Electra Glide's handlebars. And in their place we're going to put a set of illuminated fairing mirrors (#92600-10/$79.95). These stylish mirrors are similar to what's offered as standard equipment on a FLHX Street Glide, the major difference being that our mirrors' chromed housings have amber lights that flash in unison with the turn signals. Stylish, to be sure, but there's also the safety aspect to consider. Simply, the more amber flashing lights on the bike, the more likely the opposition (read cagers) will see you and your bagger when flying down the road. Think of this conversion as a rolling light show that just might save your hide.

As you'll see in the accompanying photos, installing the illuminated fairing-mount mirrors is pretty much a bolt-on procedure. You'll have to do a little drilling to the inner fairing, and you'll need to splash on some supplied adhesive glue to join the two-piece mirror together. Plus you'll be connecting into the

TOOLS NEEDED

- Center punch
- Brass or plastic mallet
- T-27 Torx
- 7/16" socket
- 9/16" wrench
- Cordless drill
- 1/4" drill bit
- 7/32" drill bit
- 13/32" drill bit
- Torque wrench (in-lbs.)

1 Alan starts the mirror swap by using a T-27 Torx to remove the front fairing hardware.





2 Once all seven fasteners are removed, Alan disconnects the headlight wiring and then lifts the front fairing off the bike and sets it in a secure place.


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turn signal's wiring harness (the new harness section is supplied in the kit). Don't worry about making the proper connections, either; as long as you're not color-blind, you should have no problem matching the few connectors involved.



3 It takes only a few seconds to remove the existing mirrors using a 1/2" wrench.



4 The new mirror kit includes two templates for locating two holes on each side for the new fairing mirrors. The instructions show exactly where to place the templates.



5 Using the left template, Alan marks the location of the two new holes he has to drill on the inside face of the inner fairing.



6 Alan carefully drills the respective holes using a cordless drill. The diameter of the inner hole is 13/32", while the outer hole is 7/32". He'll then repeat this procedure on the right side.



7 Using the supplied alcohol swabs, Alan cleans the mirror body's inner surface. Give it about a minute to thoroughly dry before proceeding.



8 After the alcohol has dried, Alan applies primer from the supplied primer stick to the clean surface. He'll let the primer set for five minutes before proceeding.



9 While Alan waits for the primer to cure, he measures 25mm (63/64") straight down from the larger of the two holes he just drilled and makes a mark using a spring-loaded punch.



10 After checking his measurements again, Alan drills a 1/4" hole in the inner fairing for the turn signal wire.



11 The supplied wire guide should be a press-fit into the 1/4" hole. Alan then gently taps the head tight against the outer face of the inner fairing using a brass or plastic mallet.

Alan Barsi, who manages Harley-Davidson's test fleet center in Los Angeles, performed the installation on our Classic. Even while having to contend with a boneheaded editor standing nearby taking step-by-step pictures of



12 Now that the primer is dry, Alan spreads the kit-supplied glue onto the primed surfaces and then joins the new mirror and its chrome backing. He must hold them together under pressure for one minute.



13 While holding the mirror assembly in his left hand, Alan threads the mirror's red and black wires through the 1/4" hole and its guide.



14 After slipping the supplied plastic washer onto the mirror stud and threading on the kit's flange nut, Alan tightens the nut using a 7/16" socket to 30 in-lbs.

the procedure, Alan had the two mirrors on the bike and flashing within an hour's time. And when the job was finished, we had an Electra Glide that looks just a little more stylish than what Harley offers on the showroom floor.



15 To hook up the electrical portion of this installation, Alan disconnects the bike's harness' four-way multilock connector for the left and right turn signals.



16 Alan then plugs the female connector of the supplied wiring harness into the bike's stock male connector. He makes sure the white connector makes a clicking sound to confirm the connectors are tightly joined.



17 The male connector of the kit-supplied wiring harness is then attached to the bike's stock harness female connector. Again, make sure the connector makes a clicking sound to confirm the connectors are tightly joined.



18 Alan now selects the red wire from the left mirror and pushes it into the back of the kit-supplied female connector, so it will be across from the violet wire on the supplied wiring harness' two-wire connector.



19 He next selects the black wire from the left mirror and pushes it into the supplied female connector at the location that puts it across from the black wire on the supplied wiring harness' two-wire connector.



20 Alan now attaches the just-assembled connector with the red and black wires and joins it to the supplied wiring harness' two-wire connector. As you can see, there is no soldering or taping required.



21 After repeating this wiring process for the right mirror, Alan uses wire-ties to tidy up the excess wires inside the fairing.



22 Before the fairing front is reinstalled, Alan gives the mirror-mounted turn signals a quick check to make sure they work as designed.



23 Alan can now reinstall the outer fairing. After reconnecting the headlight wires, he'll tighten the four bottom screws to 45-55 in-lbs. in a crisscross pattern and then do the same for the top screws, setting their torque at 10-13 in-lbs. MB

SOURCES

HARLEY-DAVIDSON MOTOR COMPANY
Harley-Davidson.com


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BAGGERIZING A FAT BOB

Part III: Installing a Memphis Shades fairing

THUS FAR, WE'VE INSTALLED TRICK LED TAILLIGHTS AND touring saddlebags on our in-house Fat Bob project. But to travel far on this bike we're going to need some wind protection. While the Fat Bob has some mean looks from the factory, there's absolutely nothing up front to protect the rider from the elements. A popular add-on to turn a cruiser into a tourer these days is to add a batwing fairing. But the Fat Bob's side-by-side headlight arrangement makes the traditional batwing out of the question!

We turned to the folks at Memphis Shades for the answer. Memphis has tooled up an aerodynamic batwing fairing with an appropriately sized opening for those shotgun-shaped headlights. Made of ABS plastic, the Memphis Shades fairing (#2330-0092/$279.95) can be painted or left factory gloss black. Please note that adding this fairing to your Fat Bob will require the relocation of the front turn signals, but we'll leave that for another day.

This flip-up windshield does a good job of redirecting air and is available in three heights and seven translucent colors. The windshield is designed to be looked over, not through and is made of Lucite for quality and durability. Windshields are available in three heights: 5", 6-1/2", and 9". We chose the Smoke version (a medium bronze tint with 30-percent visible light transmission), 5" tall (#2350-0167/$89.95). We also opted to add a Memphis Shades Big Zipper pouch, which features three small front pouches and one large zippered pouch (#3508-0020/$89.95).

TOOLS NEEDED

- 6" ruler
- 5/32" Allen
- 3/16" Allen
- 7/16" wrench



PHOTOS BY JOE KNEZEVIC

1 Here's our 2009 Fat Bob. Looks good, but there's no wind protection for long trips.



2 The first step is to test-fit the Memphis Shades fork clamp to find out which slot to use.



3 This detail shows the neat tongue-in-groove design of the clamp. The outermost slot is the one we'll need for the Fat Bob's fork tubes.



4 Loosely install the clamps using a 3/16" Allen. Make sure you have the slotted bracket pointing forward.



5 Moving to the Memphis Shade fairing, install the mounting brackets onto the fairing with the longer tab facing up and in, toward the bike.



6 Then measure the distance between the brackets; you want 2".



7 Attach the fairing to the fork brackets and adjust the fairing so the headlight opening surrounds the headlights evenly.



8 The bracket locks to the bobbin by sliding the top button.



9 Once you have the fairing and brackets properly positioned, use a 3/16" Allen to tighten the four bobbins.



10 Use a 3/16" Allen to tighten the four fork tube clamps.



11 Use a 7/16" socket to tighten four windshield mounting bolts.



12 To attach the windshield and stainless steel strip, loosely thread in the center bolt first, then the side bolts. Next, tighten the center bolt using a 5/32" Allen and 7/16" wrench. Work your way out to the sides.



13 We added the optional windshield bag using thumb wheel nuts to tighten the bag to the outer windshield bolts.

And best of all, the entire assembly can be quickly removed for cleaning or bike night duty thanks to the Memphis Shades Trigger-Lock mount kit. Available in polished aluminum or black, we went for the aluminum version, (#2320-0031/$142.95). For just a couple bucks over $600, we added wind protection with more storage, and it all fits the Fat Bob perfectly.



14 Here's how the optional windshield bag looks when installed. It's nice to have pouches at your fingertips.

SOURCES

MEMPHIS SHADES
125 Morrison Rd.
Dept. *A/M*
Rossville, TN 38066
901/853-0293
MemphisShades.com



15 The finished product gives the Fat Bob a whole new look and wind protection to boot. MB

AMA CALL TO ACTION *by Imre Szauter*



Mandatory Anti-lock Brakes

They might be coming soon

On November 20, 2012, the European Parliament approved new anti-lock braking system (ABS) laws. Beginning in 2016, the new law requires ABS on all new motorcycles and trikes with engines larger than 125cc sold in the European Union (EU). The measure still needs to be adopted individually by the European Union's member nations, but that's considered a formality.

So as it stands, mandatory ABS is coming to Europe. What does that mean for riders here in America?

It means that, one way or another, ABS will probably be on virtually every motorcycle sold in the United States in the not-too-distant future. It could be that the United Nations decides that motorcycles worldwide must be equipped with ABS. Or it could be that the US government sides with the Insurance Institute for Highway Safety (IIHS) in its call for mandatory ABS. Or all motorcycle manufacturers themselves may decide to equip 125cc and up motorcycles sold in the United States with ABS.

The American Motorcyclist's Association (AMA) doesn't oppose ABS. But as an association protecting American motorcyclists' freedoms, we've always maintained that ABS should be a rider's choice, must be affordable, and riders must have the ability to switch ABS on and off on dual-sport machines.

The European Parliament's vote in Brussels is a concern to US enthusiasts due to *global harmonization*. That's a bureaucratic term to describe the process by which vehicles of all types — including motorcycles — are designed and built to uniform standards worldwide.

Global harmonization has advantages for manufacturers, making it possible for them to make essentially one version of a bike to sell in every market around the world. But it also has the potential to make vehicle standards passed in other parts of the world — such as the European Union — the de facto law of the land here in the United States. In short, we build what the EU dictates, not necessarily what American riders want.

And global harmonization is becoming a reality. In 2005, nearly a dozen countries, including the United States, Britain, and France, agreed on stricter safety standards for sliding doors on minivans. That was the first vehicle safety standard to emerge from a global agreement to standardize vehicle regulations that was reached by the United Nations in 1998. A similar ruling could apply to motorcycles.

Other standards under consideration include those covering motorcycle brakes. On Aug. 24, 2012, the US Department of Transportation (DOT) issued its final rule on motorcycle brake system safety standards, in part, "to harmonize with a global technical regulation (GTR) for motorcycle brakes."

While that final rule is rather technical and doesn't impact motorcyclists, it illustrates to Americans just how the global harmonization process works.

I've been the AMA's point man on the braking issue for more than a decade. The AMA, as well as the Motorcycle Riders Foundation and the Federation of European Motorcyclists' Associations, earned nongovernmental organization status with the UN in the early 2000s, allowing us to officially monitor UN activities related to motorcycling.

In 2004, I attended the third meeting of the Motorcycle Braking Global Technical Regulations Working Group in Montreal. There was no indication at that time, or even later, that the group would move to require technology like anti-lock brakes on bikes worldwide. That may change now because of the European Parliament's recent vote.

But as stated earlier, US officials don't need to wait for a global technical standard that requires ABS on new bikes to create new brake laws. Officials could simply start their own rule-making process. That's exactly what the IIHS wants them to do.

The IIHS says it "is seeking a federal requirement that manufacturers equip all new motorcycles with this technology" and "NHTSA [the National Highway Traffic Safety Administration] has what it needs [in terms of research] to move forward with a regulation." While NHTSA so far hasn't indicated it's moving in that direction, the European Parliament vote may cause the US agency to reconsider. The AMA will be keeping a close eye on NHTSA to see what action it takes, if any.

Finally, manufacturers may follow BMW's lead and decide on their own to equip all new motorcycles with ABS. BMW Motorrad USA announced in 2011 that it would make ABS standard equipment beginning with its entire range of 2012 motorcycles.

The bottom line is that we can expect a big push in coming years for all new motorcycles sold in the United States to be equipped with ABS. Whether that push is at the UN level, the US government level, or even the manufacturers' level, the AMA will be there making sure that the concerns of American motorcyclists are heard. **MB**

JUSTIN ORIGINAL WORK BOOTS

A boot that's suitable for 1 or 100 hp



COWBOYS AND BIKERS ARE KINDRED SPIRITS, AND EVEN though cowboys manage with only one horse and bikers seem happier when they rustle up 100 or so ponies for the ride, both groups understand the importance of appropriate riding gear for safety's sake. That includes proper boots to protect their feet.

For years, cowboys and equestrians relied on Justin boots to keep their feet in the stirrups. It was in the late 1800s when HJ "Joe" Justin began a boot repair business in Gainesville, Texas. The company grew, and eventually boots for the working class joined the product line; today, if Joe were alive, he'd recognize the business he started as Justin Original Working Boots.

More relevant to motorcycle bagger owners today, some boots in Justin's lineup make decent footwear for motorcycle riding. I recently tried a pair of Sunset Cowhides (#WK656) from Justin's Stampede Collection. These lace-up boots have 8″-high ankles and take advantage of Justin's J-Flex flexible comfort insole for a flexible fit the moment you lace them up.

Steel toes and rubber soles contribute to their being waterproof. I gave them a thorough dowsing with the garden hose and my feet stayed dry. The steel toe fends off the cold during night rides in my local mountains and the foam-padded uppers keep cold air from sneaking in from the top, giving me all that I expect from a riding boot.

And when it's time to drop the sidestand, a steel shank with dual-density midsole provides a firm yet comfortable walking base, plus the oil- and slip-resistant outersole offers excellent traction when placing feet on the pavement during stops. In fact, my Sunset Cowhides' rubber sole offered as much grip as I've ever experienced with a riding boot.

Justin boots are available in half sizes for men and women. My Sunset Cowhides retail for a suggested $150, what you'd expect to pay for a riding boot. **MB**

SOURCES

JUSTIN BOOTS
JustinBoots.com

Howards Hog Horns

howardshorns.com

770-992-0034

Horns work on any 12V system.
Fits Sportsters to Ultras.
Fast shipping. Easy internet ordering,SOUND ON WEBSITE.
Anti-vibration installation.


ULTRA INSTALL


CHROME


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HEAT DEMON VEST BUNDLE

Cold weather riding made easy

THE KEY TO RIDING IN COLD WEATHER IS KEEPING YOUR core body temperature from dropping too low. I do this by adding layers of clothing or wearing heated riding gear. Perhaps the best way to maintain proper core body temperature on cold days is with a heated vest. With that in mind I recently added the Heat Demon Heated Vest Bundle with battery-powered option ($299.95) to my riding wardrobe.



The bundle I chose includes the vest, a single-zone heat controller with battery pack and charger, plus a fused battery cable to draw power from the bike's battery. This more expensive bundle includes its own power source — an 11.1-volt/4400 mAh capacity rechargeable Samsung lithium-ion battery — giving me the option of not having to be tethered to the bike. Charging time for the self-contained battery pack is four to six hours, producing five hours of use (the company claims up to seven hours on a full charge).

The vest is made of Taslan, a fancy name for a durable, water-resistant fabric that's packed with high-tech, carbon fiber heating elements strategically placed on the chest and back. The heating elements have low power consumption (3.5 amps) and high heating efficiency. The vest is adjustable thanks to a zipper design that accommodates sizes XL to 4XL for a snug fit to your body for maximum heat penetration. Two zippered outer pockets offer storage for small items, and two inner pockets are sized to carry the compact battery pack. The water-resistant heat controller uses standard 2.5mm plugs and has five temperature output levels to deal with any degree of cold you're facing.

The best part? I can use the vest by simply plugging it into its battery pack without the hassle of having to hardwire it to the motorcycle. **MB**

SOURCES

HEAT DEMON-SYMTEC
124 Osborne Rd. Northeast
Fridley, MN 55432
763/571-9193
HeatDemons.com


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Charge It

Big Bike Parts' two-port USB auxiliary socket allows you to charge USB electronic devices on your bagger. The auxiliary socket has a pair of 2.1-amp USB power plugs to charge MP3s, GPSs, iPhones, and other devices, making it easy to charge those convenience items while you ride. The universal splice connections allow you to wire into any 12-volt system. Just don't text while you ride. Info: Big Bike Parts, 800/826-2411.



Strapless In The Saddle

If you have to put your bagger on a trailer, you don't necessarily have to use cumbersome tie-down straps, thanks to B&W Trailer Hitches' Biker Bar. The Biker Bar is a neoprene-lined removable clamping bar that easily attaches to the bike frame to automatically latch the bike in seconds. There are no straps, and the folks at B&W Trailer Hitches say that unloading the bike is just as easy and straightforward. Info: Biker Bar, 800/248-6564, TurnOverBall.com.

All claims and specifications in this feature are those of the manufacturers. Submissions are welcome and should include a color digital (300 dpi jpeg) image, detailed description, and suggested retail price. Send submissions to New Products, *American Iron Motorcycle Bagger*, 1010 Summer Street, Stamford, CT 06905, or NewProducts@MotorcycleBagger.com.


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Dyna Bags



Turn your Dyna into a bagger with Corbin's new Fleetliner saddlebags made of Fibertech. The bags feature plenty of lined storage space under locking lids. Those stylish cargo carriers are engineered for use with OE or Corbin seats and factory turn signals. Bags are available with primer ($1,199) or gloss black finish ($1,699) and are ready to mount. Info: Corbin, 800/538-7035, Corbin.com.


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FIREWALL

One way to clean up the lines of a late-model bagger is with Covington's new billet Firewall plate that fits 2009 and later Touring models. Each plate is made in the US, is CNC-machined from billet aluminum, and then finished in chrome, black with machined edges, or black with diamond-cut edges. Info: Covington's Cycle City, 580/256-2939, CovingtonsCycleCity.com.



FIVE-STEP PROGRAM

Want to step up your bagger's performance, yet you like the look of a traditional, true dual exhaust system? Then check out Freedom Performance's (FP) new five-step true duals; the headers have three steps (1-3/4" to 1-7/8" to 2") to utilize anti-reversion and maximize torque and top end power. The slip-ons contain FP's exclusive two-step perforated baffles (2-1/2" to 3") for additional power and what's described as a "deep, throaty roar." Systems include 220-degree, 16-gauge heatshields for the head pipes and swivel end caps on the Racing Series systems. Complete systems fit all 1996-2013 Touring models. Info: Freedom Performance, 310/324-0415, FreedomPerform.com.





Black Light Party

Harley-Davidson's new black LED headlamps and auxiliary lamps offer high-performance lighting and a gloss-black background for a true custom appearance. The illumination is focused with D-shaped lenses so the headlamp's background doesn't need to serve as a reflector, allowing it to be coated gloss black. The long-life solid-state LED bulbs easily mount into existing light housings, and there are no external ballast or complicated wire harnesses required. Info: Harley-Davidson dealers, Harley-Davidson.com.

Clear Cover Up

You might want to reconsider where you stash your dirty underwear while you tour. Sold in pairs, Hog Cover's see-through lids fit 2004 to present FLH and FLT models with hard bags. The patented Flex Shield material offers 100 percent UV protection; the clear lids are made in the US. Info: Hog Covers, 770/534-5551, HogCovers.com.

NEW PRODUCTS

GOOD VIBRATIONS



One way to minimize your bagger's vibration factor is with fresh motor-mount stabilizers. Drag Specialties' new chrome-plated motor-mount stabilizers are available for 1984-2008 FLT/FLHT/FXR models (two motor-mount stabilizers required) and 1991-2005 Dyna Glides (one motor-mount stabilizer required). Each motor-mount stabilizer includes mounting hardware and retails for $59.95. Info: Drag Specialties dealers, DragSpecialties.com.

X FACTOR

Looking to shed a little weight from your bagger? EarthX Motorsports might have the solution with its new lightweight Battery Management System lithium batteries. The ETX36C and ETX36D batteries weigh no more than 3.3 pounds and can generate the equivalent of 36 amp hours. Moreover, EarthX claims that the lithium batteries can sit for long periods without needing a charge. Info: Earthx Motorsports, 970/301-6064, sales@EarthXMotorsports.com, EarthXMotorsports.com. **MB**


earthX
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Crack Shot

AT 57 YEARS OLD, PHOTOGRAPHER **MICHAEL LICHTER**, has been documenting American V-twin motorcycle land for over three decades. His presence at rallies and events is ubiquitous, his charm and grace effusive, his humility beyond compare, and his sly, stunning style dead on. Whether in the studio or on the street, his iconic images never fail to strike at the heart of our particular two-wheeled culture. And yet he still strives. "Part of what I want to do is just better work," says the master. Good luck, my friend. Just don't shoot weddings and you'll forever be the king.

Who (or what) owns your spare time? Maybe swimming. I don't really call what I do work. I just do what I do. Help me out here, Sam.

If you weren't in the motorcycle industry what would you do? I'd play music and be a carpenter. I used to play the drums, but I've moved to the other side of the world and now it's all about the Irish tin whistle. It's small and I can take it with me wherever I go.

What's the best and worst thing about baggers? The best thing is that they're big and can carry all your gear. The worst is that they're big and can carry all your gear. Sometimes I end up riding a loaded-down Ultra and I'm just 5' 8" a little guy, weighing less than 150. It's great that I can carry it, and it sucks that I can carry it.

Does the term *bagger* seem in any way portly, slovenly or unattractive to you? Bagger does sound a little dumpy, but my Road King gets me and all my gear around.

If you could have only one bike would it be a bagger? Whoa! That is so tough. Baggers make sense. I see my bagger as a utility vehicle and I need that. If I didn't have to work I'd take my 1971 Shovel Billy Lane bobber because it makes me grin from ear to ear. Is that bad to admit in a bagger magazine?

How old do you think anyone should be before he seriously embraces baggers? The older you are the less you should embrace baggers. I guess, midlife is when you should have a bagger because you won't be as strong when you're 70 as you are when you're 50. When you're older, you should get on smaller, lighter bikes. It's about having fun. I think as people get a bit older, they feel they can afford a bagger and paint it all these themes and put a ton of chrome on it. But usually, by that point, they're too old to ride it.

What would you give everything up for? That's a serious question, and I'm a serious guy. My wife would love for me to retire. I'm not willing to give anything up because I want it all and fortunately, or unfortunately for my wife and family, I've had my way for too many years doing what I love. I've been married for over 30 years, having my cake and eating it, too.

What has scared you the most? You can't operate or live scared. I've had many accidents and fallen out of the back of a truck at 70 mph on my head, but that doesn't scare me because I'm there living it. I think the biggest scares you have are when the people around you are in trouble, especially when it's your family.

Who or what don't you have time for? There are very few people I don't like. But, generally speaking, my answer would be those who pull rank with money, power, or authority.

Is it all about you? Is what about me? Not at all.

When not traveling by bagger, do you favor a rolling suitcase? Absolutely. I'll fess up to that. I may be a wimp, but I've always told everyone that's worked for me if you can roll it, don't lift it. Save yourself now, you'll need yourself later.

Who or what can change your mind? My wife. I move quickly and my mind races. My wife can slow that down. So can anyone who'll show me a better way to do something. I'm always open to suggestions, especially those backed by facts.

Is there a motto you live by? Shoot to ride, ride to shoot.

How much actual luggage space do you need before you can safely call your bike a bagger? Enough to live life on the road. For some that may mean just a toothbrush. For me, it obviously means cameras. If you have enough for a week, you have enough for your life. There are always laundromats.

What's been your most embarrassing moment? I'm thick skinned, but there was a time long ago that I can't really tell you about because my wife wouldn't like it. Basically, I was shooting a wedding and lost a bet to the groom. As a result I had to do the job in about the same amount of clothes that most people wear in the shower. Enough said.

What brings you to your boiling point? Anybody who lies, cheats, steals, or does me wrong. If Laconia is anything to go by, it also seems that New Englanders hit their boiling point pretty quick.

Is this the last interview you'll ever do with *Motorcycle Bagger*? I certainly hope so. **MB**

American Iron MOTORCYCLE BAGGER [USPS pending periodical] This magazine is independently published by TAM Communications, Inc. and is not produced by or for Harley-Davidson. *American Iron MOTORCYCLE BAGGER*, March/April 2013, Volume 4, No. 2. *American Iron MOTORCYCLE BAGGER* is published nine issues a year by TAM Communications, Inc., 1010 Summer St., Stamford, CT 06905.


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